As filed with the Securities and Exchange Commission on August 23, 2011.
Registration No. 333-174245

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Regional Management Corp.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	6141 (Primary Standard Industrial Classification Code Number)	57-0847115 (I.R.S. Employer Identification No.)
509 West Butler Road
Greenville, South Carolina 29607
Telephone: (864) 422-8011
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Thomas F. Fortin
Chief Executive Officer
Regional Management Corp.
509 West Butler Road
Greenville, South Carolina 29607
Telephone: (864) 422-8011
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Joshua Ford Bonnie Lesley Peng Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	Colin J. Diamond White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Telephone: (212) 819-8200 Facsimile: (212) 354-8113

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	PROPOSED MAXIMUM
TITLE OF EACH CLASS OF	AGGREGATE OFFERING	AMOUNT OF
SECURITIES TO BE REGISTERED	PRICE(1)(2)	REGISTRATION FEE
Common Stock, par value $0.10 per share	$100,000,000	$11,610(3)

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)	Includes shares of common stock subject to the underwriters’ over-allotment option.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 23, 2011

PRELIMINARY PROSPECTUS

           Shares

Common Stock

We are offering           shares of our common stock and the selling stockholders identified in this prospectus are offering           shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $           and $           per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “RM.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Regional Management Corp. before expenses	$	$
Proceeds to the selling stockholders before expenses	$	$

Delivery of the shares of common stock is expected to be made on or about           , 2011. The selling stockholders have granted the underwriters an option for a period of 30 days to purchase an additional           shares of our common stock solely to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling stockholders will be $      , and the total proceeds to the selling stockholders, before expenses, will be $     .

Jefferies JMP Securities	Stephens Inc. BMO Capital Markets

Prospectus dated          , 2011

We are responsible for the information contained in this prospectus and in any free writing prospectus we may authorize to be delivered to you. Neither we nor any of the selling stockholders have authorized anyone to provide you with additional or different information. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Unless the context suggests otherwise, references in this prospectus to “Regional,” the “Company,” “we,” “us” and “our” refer to Regional Management Corp. and its consolidated subsidiaries.

In this prospectus, we refer to Palladium Equity Partners III, L.P. and Parallel 2005 Equity Fund, LP, our current majority owners, as the “sponsors,” and we refer to the other owners of Regional Management Corp. as the “individual owners.” We refer the sponsors together with the individual owners as our “existing owners.” Palladium Equity Partners III, L.P. is an affiliate of Palladium Equity Partners, LLC, which we refer to, together with its affiliates, as “Palladium,” and Parallel 2005 Equity Fund, LP is an affiliate of Parallel Investment Partners, LLC, which we refer to, together with its affiliates, as “Parallel.”

i

In this prospectus, references to “loans” (and corresponding references to “lending” and “lender”) include both direct loans and indirect loans. Direct loans are loans which are closed and funded directly by the financing provider. Indirect loans are closed and funded by a third party, such as an automobile dealer or a retailer, and subsequently purchased by the financing provider.

This prospectus includes market and industry data and forecasts that we have derived from publicly available information, various industry publications, other published industry sources and our internal data and estimates. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

Unless indicated otherwise, the information included in this prospectus (1) assumes no exercise by the underwriters of the over-allotment option to purchase up to an additional           shares of common stock from the selling stockholders and (2) assumes that the shares of common stock to be sold in this offering are sold at $           per share of common stock, which is the midpoint of the price range indicated on the front cover of this prospectus.

Through and including          , 2011 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes included elsewhere in this prospectus, before you decide to invest in shares of our common stock.

Regional Management Corp.

We are a diversified specialty consumer finance company providing a broad array of loan products primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies and other traditional lenders. We began operations in 1987 with four branches in South Carolina and have expanded our branch network to 163 locations with over 143,000 active customer accounts across South Carolina, Texas, North Carolina, Tennessee and Alabama as of June 30, 2011. Each of our loan products is secured, structured on a fixed rate, fixed term basis with fully amortizing equal monthly installment payments and is repayable at any time without penalty. Our loans are sourced through our multiple channel platform, including in our branches, through direct mail campaigns, independent and franchise automobile dealerships, online credit application networks, furniture and appliance retailers and our consumer website. We operate an integrated branch model in which all loans, regardless of origination channel, are serviced and collected through our branch network, providing us with frequent in-person contact with our customers, which we believe improves our credit performance and customer loyalty. Our goal is to consistently and soundly grow our finance receivables and manage our portfolio risk while providing our customers with attractive and easy-to-understand loan products that serve their varied financial needs.

Our diversified product offerings include:

■	Small Installment Loans – We offer standardized small installment loans ranging from $300 to $2,500, with terms of up to 36 months, which are secured by non-essential household goods. We originate these loans both through our branches and through mailing “live checks” to pre-screened individuals who are able to enter into a loan by depositing these checks. As of June 30, 2011, we had approximately 114,000 small installment loans outstanding representing $105.4 million in finance receivables.

■	Large Installment Loans – We offer large installment loans through our branches ranging from $2,500 to $18,000, with terms of between 18 and 54 months, which are secured by a vehicle in addition to non-essential household goods. As of June 30, 2011, we had approximately 11,000 large installment loans outstanding representing $34.2 million in finance receivables.

■	Automobile Purchase Loans – We offer automobile purchase loans of up to $30,000, generally with terms of between 36 and 72 months, which are secured by the purchased vehicle. Our automobile purchase loans are offered through a network of dealers in our geographic footprint, including over 1,660 independent and approximately 635 franchise automobile dealerships as of June 30, 2011. Our automobile purchase loans include both direct loans, which are sourced through a dealership and closed at one of our branches, and indirect loans, which are originated and closed at a dealership in our network without the need for the customer to visit one of our branches. As of June 30, 2011, we had approximately 15,000 automobile purchase loans outstanding representing $114.7 million in finance receivables.

■	Furniture and Appliance Purchase Loans – We offer indirect furniture and appliance purchase loans of up to $7,500, with terms of between six and 48 months, which are secured by the purchased furniture or appliance. These loans are offered through a network of approximately 130 furniture and appliance retailers. Since launching this product in November 2009, our portfolio has grown to approximately 4,200 furniture and appliance purchase loans outstanding representing $4.8 million in finance receivables.

■	Insurance Products – We offer our customers optional payment protection insurance relating to many of our loan products.

Our revenue has grown from $49.0 million in 2006 to $86.8 million in 2010, representing a compound annual growth rate (“CAGR”) of 15.4%. Our net income from continuing operations has grown even more rapidly from $7.0 million in 2006 to $16.4 million in 2010, representing a CAGR of 23.9%. On a pro forma basis, giving effect to this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” our net income would have been $      million in 2010. For the six months ended June 30, 2011, our revenues were $49.1 million and our net income from continuing operations was $9.7 million. Our aggregate finance receivables have grown from $140.6 million as of December 31, 2006 to $247.2 million as of December 31, 2010, representing a CAGR of 15.2%. As of June 30, 2011, our aggregate finance receivables were $259.2 million.

Our Industry

We operate in the consumer finance industry serving the large and growing population of underbanked and other non-prime consumers who have limited access to credit from banks, thrifts, credit card companies and other traditional lenders. According to the FDIC, there were approximately 43 million adults living in underbanked households in the United States in 2009 and, according to the Fair Isaac Corporation (“FICO”), the percentage of the U.S. population with FICO scores below 600 rose from approximately 15% in 2007 prior to the recession to 26% in April 2010. While the number of non-prime consumers in the United States has grown, the supply of consumer credit to this demographic has contracted since deregulation of the U.S. banking industry in the 1980s. Tightened credit requirements that began during the recession in 2008 and 2009 further reduced the supply of consumer credit. According to the Federal Reserve Bank of New York, $1.1 trillion in consumer credit, including mortgages, home equity lines of credit, auto loans, credit cards, student loans and other forms of consumer credit, was removed from the credit markets between the second half of 2008 and the fourth quarter of 2010. We believe the large and growing number of potential customers in our target market, combined with the decline in available consumer credit through the end of 2010, provides an attractive market opportunity for our diversified product offerings.

Installment Lending. Installment lending to underbanked and other non-prime consumers is one of the most highly fragmented sectors of the consumer finance industry. We believe that installment loans are provided through approximately 8,000 to 10,000 individually-licensed finance company branches in the United States. Providers of installment loans, such as Regional, generally offer loans with longer terms and lower interest rates than other alternatives available to underbanked consumers, such as title, payday and pawn lenders (“alternative financial services providers”).

Automobile Purchase Lending. Automobile finance comprises one of the largest consumer finance markets in the United States. According to CNW Research, originations by borrowers within the subprime market averaged $88.5 billion annually over the past ten years. In recent years, many providers of automobile financing have substantially curtailed their lending to subprime borrowers and as a result, subprime automobile purchase loan approval rates have dropped significantly from approximately 69% in early 2007 to approximately 13% in 2010. This contraction in the supply of financing presents an attractive opportunity to provide a large, underserved population of borrowers with automobile purchase financing.

Furniture and Appliance Purchase Lending. The furniture and appliance industry represents a large consumer market with limited financing options for non-prime consumers. According to the U.S. Department of Commerce’s Bureau of Economic Analysis, personal consumption expenditures for household furniture were estimated at approximately $87.5 billion for 2010. Most furniture retailers do not provide their own financing, but instead partner with large banks and credit card companies who generally limit their lending activities to prime borrowers. As a result, non-prime customers often do not qualify for financing from these traditional lenders. Continued demand for furniture and appliances, combined with constraints on the availability of credit for non-prime consumers, presents a growth opportunity for furniture and appliance purchase loans.

Our Strengths

Integrated Branch Model Offers Advantages Over Traditional Lenders. Our branch network with 163 locations across five states serves as the foundation of our multiple channel platform and the primary point of contact with our over 143,000 active customers. All loans, regardless of origination channel, are serviced and collected through our branches, which allows us to maintain frequent, in-person contact with our customers, which we believe improves our credit performance and customer loyalty. Additionally, with over 70% of monthly payments made in-person at our branches, we have frequent opportunities to assess the borrowing needs of our customers and offer new loan products as their credit profiles evolve.

Multiple Channel Platform. We offer a diversified range of loan products through our multiple channel platform, which included, as of June 30, 2011:

■	163 branches across five states;

■	a network of over 1,660 independent and approximately 635 franchise auto dealerships, which offer our loans to their customers;

■	our pre-screened live check mailings;

■	a network of approximately 130 furniture and appliance retailers, which offer our loans to their customers; and

■	our consumer website through which we facilitate loan applications.

We believe that our multiple channel platform provides us with a competitive advantage by giving us broader access to our customers and multiple avenues for attracting new customers, enabling us to grow our finance receivables, revenues and earnings.

Attractive Products for Customers with Limited Access to Credit. Our flexible loan products, ranging from $300 to $30,000 with terms between three and 72 months, incorporate features designed to meet the varied financial needs and credit profiles of a broad array of consumers. We believe that the rates on our products are significantly more attractive than many other available credit options, such as payday, pawn or title loans. We also differentiate ourselves from such alternative financial service providers by reporting our customers’ payment performance to credit bureaus, providing our customers the opportunity to improve their credit score and ultimately gain access to a wider range of credit options, including our own.

Demonstrated Organic Growth. Since December 31, 2006, we have grown our finance receivables by 84.4% from $140.6 million to $259.2 million at June 30, 2011 by expanding our branch network and developing new channels and products. From 2006 to 2010, we grew our branch count from 89 branches to 134 branches, a CAGR of 10.8%, with an average annual same-store revenue growth rate of 13.4% during the same period. We opened or acquired 29 new branches in the first half of 2011 with an additional four openings expected before year end. Historically, our branches have rapidly increased their outstanding finance receivables during the early years of operations and generally have quickly achieved profitability. We introduced direct automobile purchase loans in 1998, and have recently expanded our product offerings to include indirect automobile purchase loans. We opened two AutoCredit Source branches in early 2011, which focus solely on originating, underwriting and servicing indirect automobile purchase loans, and, as of June 30, 2011, we had established over 300 indirect dealer relationships through these branches. Gross loan originations from our live check program have grown from $52.5 million in 2008 to $123.0 million in 2010, a CAGR of 53.1% and totaled $38.5 million and $52.7 million for the first six months of 2010 and the first six months of 2011, respectively.

Consistent Portfolio Performance. Through over 24 years of experience in the consumer finance industry, we have established conservative and sound underwriting and lending practices. Our sound underwriting standards focus on our customers’ ability to affordably make payments out of their discretionary income with the value of pledged collateral serving as a credit enhancement rather than the primary underwriting criterion. Portfolio performance is improved by our regular in-person contact with customers at our branches which helps us to anticipate repayment problems before they occur and allows us to proactively work with customers to develop solutions prior to default, using repossession only as a last option. Despite the challenges posed by the sharp economic downturn beginning in 2008, our annual net charge-offs since January 1, 2006 remained consistent, ranging from 7.0% to 8.6% of our average finance receivables. In 2010 and the first six months of 2011, our net charge-offs as a percentage of average finance receivables were 7.9% and 6.0% (annualized), respectively. Our loan loss provision as a percentage of total revenue for 2010 and for the first six months of 2011 was 19.1% and 14.9%, respectively. We believe that our consistent portfolio performance demonstrates the resiliency of our business model throughout economic cycles.

Experienced Management Team. Our executive and senior operations management teams consist of individuals highly experienced in installment lending and other consumer finance services. We believe our executive management team’s experience has allowed us to consistently grow our business while delivering high-quality service to our customers and carefully managing our credit risk. The 19 members of our field management team average more than 18 years of industry experience.

Our Strategies

Grow Our Branch Network. We intend to continue growing the revenue and profitability of our branch network by increasing volume at our existing branches, opening new branches within our existing geographic footprint and expanding our operations into new states.

■	Existing Branches – We intend to continue increasing same-store revenues, which have grown an average of 13.4% per annum for the five years ended December 31, 2010, by further building relationships in the communities in which we operate and capitalizing on opportunities to offer our customers new loan products as their credit profiles evolve. From 2006 to 2010, we opened 44 new branches, and we expect revenues at these branches will continue to grow faster than our overall same-store revenue growth rate as these branches mature.

■	New Branches – We believe there is sufficient demand for consumer finance services to continue our pattern of new branch growth and branch acquisitions in the states where we currently operate, allowing us to capitalize on our existing infrastructure and experience in these markets. Opening new branches allows us to generate both direct lending at the branches, as well as to create new origination opportunities by establishing relationships through the branches with automobile dealerships and furniture and appliance retailers in the community.

■	New States – We intend to explore opportunities for growth in several states outside our existing geographic footprint that enjoy favorable interest rate and regulatory environments. We have signed a lease to open a branch in Oklahoma and we expect to obtain a license to operate in Oklahoma by fall 2011.

Continue to Expand and Capitalize on Our Diverse Channels and Products.  We intend to continue to reach new customers and offer our existing customers new loan products by expanding and capitalizing on our multiple channel platform and broad array of offerings as follows:

■	Automobile Purchase Loans – We have identified over 11,500 additional dealers in our existing geographic footprint. We have hired dedicated marketing personnel to develop relationships with these additional dealers to expand our network. We will also seek to capture a larger percentage of the financing activity of dealers in our existing network. We intend to continue expanding the number of franchise dealer relationships through our AutoCredit Source branches to grow our loan portfolio through increased penetration.

■	Live Check Program – We continue to refine our screening criteria and tracking for direct mail campaigns, which we believe has enabled us to improve response rates and credit performance and allowed us to triple the annual number of live checks that we mailed from 2007 to 2010. We intend to continue to increase our use of live checks to grow our loan portfolio by adding new customers and creating opportunities to offer new loan products to our existing customers.

■	Furniture and Appliance Purchase Loans – We have identified over 3,600 additional furniture and appliance retail locations in our existing geographic footprint which offers us the opportunity to expand our network.

■	Online Sourcing – We intend to continue to develop and expand our online marketing efforts and increase traffic to our consumer website through the use of tools such as search engine optimization and paid online advertising.

Continue to Focus on Sound Underwriting and Credit Control.  We intend to continue to leverage our core competencies in sound underwriting and credit management developed through over 24 years of lending experience as we seek to profitably grow our share of the consumer finance market. In recent years, we have implemented several new programs to continue improving our underwriting standards and loan collection rates, including our branch “scorecard” program that systematically monitors a range of operating, credit quality and performance metrics. We believe the central oversight provided by our management information system and the scorecard program, combined with our branch-level servicing and collections, improves credit performance. We plan to continue to develop strategies to further improve our sound underwriting standards and loan collection rates as we expand.

Risk Factors

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows that you should consider before you decide to participate in this offering. Some of the more significant risks relating to an investment in our company include the following:

■	We have grown significantly in recent years and our delinquency and charge-off rates and overall results of operations may be adversely affected if we do not manage our growth effectively;

■	We face significant risks in implementing our growth strategy some of which are outside our control;

■	We face strong direct and indirect competition;

■	Our business products and activities are strictly and comprehensively regulated at the local, state and federal level;

■	Changes in laws and regulations or interpretations of laws and regulations could negatively impact our business, results of operations and financial condition;

■	The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) authorizes the newly created Consumer Financial Protection Bureau (the “CFPB”) to adopt rules that could potentially have a serious impact on our ability to offer short-term consumer loans and have a material adverse effect on our operations and financial performance;

■	A substantial majority of our revenue is generated by our branches in South Carolina, Texas and North Carolina;

■	Our business could suffer if we are unsuccessful in making, continuing and growing relationships with automobile dealers and furniture and appliance retailers;

■	Regular turnover among our managers and other employees at our branches makes it more difficult for us to operate our branches and increases our costs of operations, which could have an adverse effect on our business, results of operations and financial condition;

■	Our live check direct mail strategy exposes us to certain risks; and

■	We face credit risk in our lending activities.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our common stock.

Our Sponsors

On March 21, 2007, the majority of our outstanding common stock was acquired by Palladium Equity Partners III, L.P. and Parallel 2005 Equity Fund, LP, which we refer to as the “acquisition transaction.” Palladium is a middle market private equity firm with over $1 billion under management focused primarily on buyout investments. Palladium principals have been actively involved in the investment of over $1.3 billion in more than 45 portfolio companies since 1989 and have significant experience in financial services, business services, food, restaurants, healthcare, industrial and media businesses, including American Gilsonite Holding Company, Money Transfer Holdings, L.P., Capital Contractors, Inc. and Castro Cheese Holding Company. Palladium was founded in 1997 and is headquartered in New York City. Parallel is a sector-focused, middle market private equity firm that invests in entrepreneurial companies in North America. Since 1992, the principals of the firm have participated in investing over $600 million in over 35 companies, with a particular emphasis on specialty retail brands, including Dollar Tree, Inc., Hibbett Sports, Inc., Hat World, Inc. and Teavana Holdings, Inc. Founded in 1999 as an affiliate of middle market buyout firm Saunders Karp & Megrue, Parallel is headquartered in Dallas, Texas.

Regional Management Corp. was incorporated in South Carolina on March 25, 1987 and converted into a Delaware corporation on August 23, 2011. Our principal executive offices are located at 509 West Butler Road, Greenville, South Carolina 29607 and our telephone number is (864) 422-8011. Our consumer website is located at www.GetRegionalCash.com. Information on or accessible through our website is not part of or incorporated by reference in this prospectus.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares ( shares if the underwriters exercise their over-allotment option in full).

Over-allotment option	The selling stockholders have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price, solely to cover over-allotments, if any.

Common stock outstanding after this offering	shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $ million. We intend to use the net proceeds of this offering and cash on hand as follows:

■  to repay $      million of outstanding borrowings, plus accrued and unpaid interest, under our Third Amended and Restated Loan and Security Agreement, dated as of March 21, 2007 (the “senior revolving credit facility”);

■  to repay $25.8 million outstanding as of June 30, 2011, plus accrued and unpaid interest, under our Senior Subordinated Loan and Security Agreement, dated as of August 25, 2010 (the “mezzanine debt”), which is held by certain of our existing owners; and

■  $1.1 million to make one-time payments to certain of our existing owners in the aggregate in consideration for the termination of our advisory and consulting agreements with them in accordance with their terms upon consummation of this offering as described under “Certain Relationships and Related Person Transactions – Advisory and Consulting Fees.”

Any additional net proceeds will be applied to repay additional outstanding borrowings under our senior revolving credit facility. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We have no current plans to pay dividends on our common stock in the foreseeable future.

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	“RM”

Conflict of interest	We intend to use a portion of the net proceeds from this offering to repay amounts outstanding under our senior revolving credit facility. An affiliate of BMO Capital Markets Corp., an underwriter in this offering, is one of the lenders under our senior revolving credit facility. Because more than 5% of the proceeds of this offering, not including underwriting compensation, may be received by an affiliate of an underwriter in this offering depending on the final offering price per share, this offering is being conducted in compliance with FINRA Rule 5121, as administered by the Financial Industry Regulatory Authority, Inc. However, no qualified independent underwriter is needed for this offering because this offering meets the conditions set forth in FINRA Rule 5121(a)(1)(A). See “Use of Proceeds” and “Underwriting (Conflicts of Interest) – Affiliations and Conflicts of Interest.”

The number of shares of our common stock to be outstanding following this offering is based on 9,336,727 shares of our common stock outstanding as of June 30, 2011. In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon does not reflect:

■	589,622 shares of our common stock issuable upon exercise of options at a weighted average exercise price of $5.4623 per share outstanding as of June 30, 2011 under the Regional Management Corp. 2007 Management Incentive Plan (our “2007 Stock Plan”) including options granted in 2007 and 2008; and

■	950,000 shares of common stock that have been reserved for issuance under the Regional Management Corp. 2011 Stock Incentive Plan (our “2011 Stock Plan”) including shares issuable upon the exercise of stock options that we intend to grant to our executive officers and directors and shares issuable upon the exercise of stock options that we intend to grant to our other employees, each at the time of this offering with an exercise price equal to the initial public offering price. See “Management – Compensation Discussion and Analysis – 2011 Stock Incentive Plan” and “– Actions Taken in 2011 and Anticipated Actions in Connection with the Offering.”

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our summary historical and pro forma consolidated financial and operating data as of the dates and for the periods indicated, and should be read together with “Unaudited Pro Forma Consolidated Financial Information,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

We derived the summary historical consolidated statement of income data for each of the years ended December 31, 2008, 2009 and 2010 and the summary historical consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the summary historical consolidated statement of income data for each of the years ended December 31, 2006 and 2007 and the summary historical consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our audited financial statements, which are not included in this prospectus.

The condensed consolidated statement of income data for the six months ended June 30, 2010 and June 30, 2011 have been derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations for all periods presented.

The summary unaudited pro forma consolidated statement of income for the fiscal year ended December 31, 2010 and the six months ended June 30, 2011 presents our consolidated results of operations giving pro forma effect to this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2010. The summary unaudited pro forma consolidated balance sheet data as of June 30, 2011 presents our consolidated financial position giving pro forma effect to this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” as if such transaction occurred on June 30, 2011. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on our historical financial information. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

									UNAUDITED
								UNAUDITED	PRO
						UNAUDITED		PRO	FORMA
						SIX		FORMA	SIX
						MONTHS		YEAR	MONTHS
						ENDED		ENDED	ENDED
	YEAR ENDED DECEMBER 31,					JUNE 30,		DECEMBER 31,	JUNE 30,
	2006	2007(1)	2008	2009	2010	2010	2011	2010	2011
	(Dollars in thousands, except for per share amounts)

Consolidated Statements of Income Data:
Revenue:
Interest and fee income	$42,240	$49,478	$58,471	$63,590	$74,218	$35,474	$42,539	$74,218	$42,539
Insurance income, net, and other income	6,718	7,144	8,271	9,224	12,614	6,609	6,531	12,614	6,531

Total revenue	48,958	56,622	66,742	72,814	86,832	42,083	49,070	86,832	49,070
Expenses:
Provision for loan losses(2)	9,526	13,665	17,376	19,405	16,568	7,557	7,325	16,568	7,325
General and administrative expenses	21,128	22,950	27,862	29,120	33,525	16,796	20,382	33,525	20,382
Consulting and advisory fees	—	2,006	1,644	1,263	1,233	616	618	—	—
Interest expense:
Senior and other debt	7,812	8,687	7,399	4,846	5,542	2,672	3,714
Mezzanine debt	—	5,353	3,706	3,835	4,342	1,972	2,003	—	—

Total interest expense	7,812	14,040	11,105	8,681	9,884	4,644	5,717

Total expenses	38,466	52,661	57,987	58,469	61,210	29,613	34,042

Income before taxes and discontinued operations	10,492	3,961	8,755	14,345	25,622	12,470	15,028
Income taxes	3,525	857	2,276	4,472	9,178	4,360	5,373

Net income from continuing operations	$6,967	$3,104	$6,479	$9,873	$16,444	$8,110	$9,655	$	$

Earnings per Share Data:
Basic earnings per share(3)			$0.69	$1.06	$1.76	$0.87	$1.03	$	$
Diluted earnings per share(3)			$0.68	$1.03	$1.70	$0.84	$1.01	$	$
Weighted average shares used in computing basic earnings per share(3)			9,336,727	9,336,727	9,336,727	9,336,727	9,336,727
Weighted average shares used in computing diluted earnings per share(3)			9,482,604	9,590,564	9,669,618	9,631,216	9,587,903
Consolidated Balance Sheet Data (at period end):
Finance receivables(4)	$140,605	$167,535	$192,289	$214,909	$247,246	$209,169	$259,200		$
Allowance for loan losses(2)	(11,191)	(13,290)	(15,665)	(18,441)	(18,000)	(17,625)	(18,000)

Net finance receivables(5)	$129,414	$154,245	$176,624	$196,468	$229,246	$191,544	$241,200		$
Total assets	141,591	168,484	192,502	214,447	241,358	207,617	259,085
Total liabilities	120,110	159,079	176,095	187,807	197,914	172,685	205,863
Temporary equity(6)	—	12,000	12,000	12,000	12,000	12,000	12,000
Total stockholders’ equity	21,481	(2,595)	4,407	14,640	31,444	22,933	41,222

						UNAUDITED
						SIX
						MONTHS
						ENDED
	YEAR ENDED DECEMBER 31,					JUNE 30,
	2006	2007(1)	2008	2009	2010	2010		2011
	(Dollars in thousands, except for per share amounts)

Selected Operational Data:
Average finance receivables(7)	$123,645	$146,265	$178,159	$192,981	$216,024	$205,816		$245,414
Number of branches (at period end)	89	96	112	117	134	127		163
Cash flow from operations	$16,129	$17,990	$26,654	$31,232	$41,215	$20,373		$13,666
Efficiency ratio(8)	43.2%	40.5%	41.7%	40.0%	38.6%	39.9%		41.5%
Same-store finance receivables (at period end)(9)	$133,535	$163,945	$184,087	$212,804	$236,717	$205,584		$240,839
Same-store revenue growth rate(9)	9.6%	15.3%	15.7%	9.0%	17.4%	24.0%		12.9%
Same-store finance receivables growth rate(9)	11.8%	16.6%	9.9%	10.7%	10.1%	11.3%		15.1%
Selected Asset Quality Data:
Number of loans (at period end)	84,760	99,089	110,895	128,285	148,813	123,814		143,816
Loan loss provision as a percentage of revenue	19.5%	24.1%	26.0%	26.7%	19.1%	18.0%		14.9%
Loan loss provision as a percentage of average finance receivables	7.7%	9.3%	9.8%	10.1%	7.7%	7.3	%(10)	6.0	%(10)
Net charge-offs as a percentage of average finance receivables	7.0%	7.8%	8.4%	8.6%	7.9%	8.1	%(10)	6.0	%(10)
Over 90 days contractual delinquency rate	2.8%	2.7%	4.5%	3.9%	2.3%	2.7%		1.9%
Over 180 days contractual delinquency rate	0.7%	0.6%	1.3%	1.0%	0.4%	1.0%		0.5%

(1)	On March 21, 2007, Palladium Equity Partners III, L.P. and Parallel 2005 Equity Fund, LP acquired the majority of our outstanding common stock. In connection with the acquisition transaction, we issued $25.0 million of mezzanine debt at an interest rate of 18.375%, plus related fees, which we refinanced in 2007 and again in 2010 with Palladium Equity Partners III, L.P. and certain of our individual owners. Additionally, we pay the sponsors annual advisory fees of $675,000 in the aggregate, and pay certain individual owners annual consulting fees of $450,000 in the aggregate, in each case, plus certain expenses. See “Certain Relationships and Related Person Transactions – Advisory and Consulting Fees.” We intend to repay the mezzanine debt with proceeds from this offering, and we expect to terminate the consulting and advisory agreements concurrent with this offering.

(2)	As of January 1, 2010, we changed our loan loss allowance methodology for small installment loans to determine the allowance using losses from the trailing eight months, rather than the trailing nine months, to more accurately reflect the six-month average life of our small installment loans. The change from nine to eight months of average losses reduced the loss allowance for small installment loans by $1.1 million as of January 1, 2010 and reduced the provision for loan losses by $451,000 for 2010.

(3)	Prior to the acquisition transaction, we had a different capital structure, including a different number of shares of common stock outstanding. Accordingly, a comparison of earnings before the acquisition transaction is not meaningful.

(4)	Finance receivables equal the total amount due from the customer, net of unearned finance charges, insurance premiums and commissions.

(5)	Net finance receivables equal the total amount due from the customer, net of unearned finance charges, insurance premiums and commissions and allowance for loan losses.

(6)	The shareholders agreement among us, Regional Holdings LLC, the sponsors and the individual owners provides that the individual owners have the right to put their stock back to us if an initial public offering does not occur within five years of the date of the acquisition transaction, March 21, 2007. We valued this put option at the original purchase price of $12.0 million. The filing of the registration statement of which this prospectus forms a part relating to this offering makes it probable that the put option will not become exercisable.

(7)	Average finance receivables are computed using the most recent thirteen month-end balances for the annual periods shown and the most recent seven month-end balances for the six-month periods shown.

(8)	Our efficiency ratio is calculated by dividing the sum of general and administrative expenses by total revenue.

(9)	All same-store measurements for any period are calculated based on stores that had been open for at least one year as of the end of the period.

(10)	The loan loss provision and net charge-offs as a percentage of average finance receivables are annualized figures.

RISK FACTORS

An investment in shares of our common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our common stock.

Risks Related to Our Business

We have grown significantly in recent years and our delinquency and charge-off rates and overall results of operations may be adversely affected if we do not manage our growth effectively.
We have experienced substantial growth in recent years, opening or acquiring 16 branches in 2008, six in 2009, 17 in 2010 and 29 in the first six months of 2011, and we intend to continue our growth strategy in the future. As we increase the number of branches we operate, we will be required to find new, or relocate existing, employees to operate our branches and allocate resources to train and supervise those employees. The success of a branch depends significantly on the manager overseeing its operations and on our ability to enforce our underwriting standards and implement controls over branch operations. Recruiting suitable managers for new branches can be challenging, particularly in remote areas and areas where we face significant competition. Furthermore, the annual turnover in 2010 among our branch managers was approximately 34%, and turnover rates of managers in our new branches may be similar or higher. Increasing the number of branches that we operate may divide the attention of our senior management or strain our ability to adapt our infrastructure and systems to accommodate our growth. If we are unable to promote, relocate or recruit suitable managers and oversee their activities effectively, our delinquency and charge-off rates may increase and our overall results of operations may be adversely impacted.

We face significant risks in implementing our growth strategy, some of which are outside our control.
We intend to continue our growth strategy, which is based on opening and acquiring branches in existing and new markets and introducing new products and channels. For example, we currently expect to open or acquire four additional branches in the second half 2011. Our ability to execute this growth strategy is subject to significant risks, some of which are beyond our control, including:

■	the prevailing laws and regulatory environment of each state in which we operate or seek to operate, and, to the extent applicable, federal laws and regulations, which are subject to change at any time;

■	the degree of competition in new markets and its effect on our ability to attract new customers;

■	our ability to identify attractive locations for new branches;

■	our ability to recruit qualified personnel, in particular in remote areas and areas where we face a great deal of competition; and

■	our ability to obtain adequate financing for our expansion plans.

For example, North Carolina requires a “needs and convenience” assessment of a new lending license and location prior to the granting of the license, which adds time and expense to opening de novo locations. In addition, certain states into which we may expand, such as Georgia, limit the number of lending licenses granted. There can be no assurance that if we apply for a license for a new branch, whether in one of the states where we currently operate or in a state into which we would like to expand, we would be granted a license to operate. We also cannot be certain that any such license, even if granted, would be obtained in a timely manner or without burdensome conditions or limitations. In addition, we may not be able to obtain and maintain any regulatory approvals, government permits or licenses that may be required.

We face strong direct and indirect competition.
The consumer finance industry is highly competitive, and the barriers to entry for new competitors are relatively low in the markets in which we operate. We compete for customers, locations and other important aspects of our business with many other local, regional, national and international financial institutions, many of whom have greater financial resources than we do.

Our installment loan operations compete with other installment lenders as well as with alternative financial services providers (such as payday and title lenders, check advance companies and pawnshops), online or peer-to-peer lenders, issuers of non-prime credit cards and other competitors. We believe that future regulatory developments in the consumer finance industry may cause lenders that currently focus on alternative financial services to begin to offer installment loans. In addition, if companies in the installment loan business attempt to provide more attractive loan terms than is standard across the industry, we may lose customers to those competitors. In installment loans, we compete primarily on the basis of price, breadth of loan product offerings, flexibility of loan terms offered and the quality of customer service provided.

Our automobile purchase loan operations compete with numerous financial services providers, including non-prime auto lenders, dealers that provide financing, captive finance companies owned by automobile manufacturers and, to a limited extent, credit unions. Our furniture and appliance purchase loan operations compete with store and third-party credit cards, prime lending sources, rent-to-own finance providers and other competitors. Although the furniture and appliance purchase loan market includes few competitors serving non-prime borrowers, there are numerous competitors offering non-prime automobile purchase loans. For automobile purchase loans and furniture and appliance purchase loans, we compete primarily on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered, the speed of approval and the quality of customer service provided.

If we fail to compete successfully, we could face lower sales and may decide or be compelled to materially alter our lending terms to our customers, which could result in decreased profitability.

A substantial majority of our revenue is generated by our branches in South Carolina, Texas and North Carolina.
Our branches in South Carolina accounted for 54.3% of our revenue in 2010 and 52.4% of our revenue for the first six months of 2011. In addition, our branches in Texas and North Carolina accounted for 19.2% and 15.0%, respectively, of our revenue in 2010 and 20.9% and 14.2%, respectively, of our revenue for the first six months of 2011. Furthermore, all of our operations are in four Southeastern and one Southwestern state. As a result, we are highly susceptible to adverse economic conditions in those areas. For example, the unemployment rate in South Carolina, which was 10.5% as of June 30, 2011, is among the highest in the country. High unemployment rates may reduce the number of qualified borrowers to whom we will extend loans, which would result in reduced loan originations. Adverse economic conditions may increase delinquencies and charge-offs and decrease our overall loan portfolio quality. If any of the adverse regulatory or legislative events described in this “Risk Factors” section were to occur in South Carolina, Texas or North Carolina, it could materially adversely affect our business, results of operations and financial condition. For example, if interest rates in South Carolina, which are currently not capped, were to be capped, our business, results of operations and financial condition would be materially and adversely affected.

Our business could suffer if we are unsuccessful in making, continuing and growing relationships with automobile dealers and furniture and appliance retailers.
Our automobile purchase loans and furniture and appliance purchase loans are reliant on our relationships with automobile dealers and furniture and appliance retailers. In particular, our automobile purchase loan operations depend in large part upon our ability to establish and maintain relationships with reputable dealers who direct customers to our branches or originate loans at the point of sale, which we subsequently purchase. Although we have relationships with certain automobile dealers, none of our relationships are exclusive and some of them are newly established and they may be terminated at any time. As a result of the recent economic downturn and contraction of credit to both dealers and their customers, there has been an increase in dealership closures and our existing dealer base has experienced decreased sales and loan volume in the past and may experience decreased sales and loan volume in the future, which may have an adverse effect on our business, our results of operations and financial condition.

Our furniture and appliance purchase loan business model is based on our ability to enter into agreements with individual furniture and appliance retailers to provide financing to customers in their stores. Although our relationships with independent licensees of a major U.S. furniture retailer are currently a significant source of our furniture and appliance purchase loans, we do not have a relationship with the retailer itself or its manufacturing affiliate and instead depend on non-exclusive relationships with individual licensees of the retailer, each of which may be terminated at any time. If a competitor were to offer better service or more attractive loan products to our furniture and appliance retailer partners, it is possible that our retail partners would terminate their relationships with us. If we are unable to continue to grow our existing relationships and develop new relationships, our results of operations and financial condition and ability to continue to expand could be adversely affected.

Regular turnover among our managers and other employees at our branches makes it more difficult for us to operate our branches and increases our costs of operations, which could have an adverse effect on our business, results of operations and financial condition.
Our workforce is comprised primarily of employees who work on an hourly basis. In certain areas where we operate, there is significant competition for employees. In the past, we have lost employees and candidates to competitors who have been willing to pay higher compensation than we pay. Our ability to continue to expand our operations depends on our ability to attract, train and retain a large and growing number of qualified employees. The turnover among our all of our branch employees was approximately 43% in 2010 and 33% for the twelve months ended June 30, 2011. This turnover increases our cost of operations and makes it more difficult to operate our branches. Our customer service representative and assistant manager roles have historically experienced high turnover. We may not be able to retain and cultivate personnel at these ranks for future promotion to branch manager. If our employee turnover rates increase above historical levels or if unanticipated problems arise from our high employee turnover and we are unable to readily replace such employees, our business, results of operations and financial condition and ability to continue to expand could be adversely affected.

We are subject to government regulations concerning our hourly and our other employees, including minimum wage, overtime and health care laws.
We are subject to applicable rules and regulations relating to our relationship with our employees, including minimum wage and break requirements, health benefits, unemployment and sales taxes, overtime and working conditions and immigration status. Legislated increases in the federal minimum wage and increases in additional labor cost components, such as employee benefit costs, workers’ compensation insurance rates, compliance costs and fines, as well as the cost of litigation in connection with these regulations, would increase our labor costs. Unionizing and collective bargaining efforts have received increased attention nationwide in recent periods. Should our employees become represented by unions, we would be obligated to bargain with those unions with respect to wages, hours and other terms and conditions of employment, which is likely to increase our labor costs. Moreover, as part of the process of union organizing and collective bargaining, strikes and other work stoppages may occur, which would cause disruption to our business. Similarly, many employers nationally in similar retail environments have been subject to actions brought by governmental agencies and private individuals under wage-hour laws on a variety of claims, such as improper classification of workers as exempt from overtime pay requirements and failure to pay overtime wages properly, with such actions sometimes brought as class actions and these actions can result in material liabilities and expenses. Should we be subject to employment litigation, such as actions involving wage-hour, overtime, break and working time, it may distract our management from business matters and result in increased labor costs. In addition, we currently sponsor employer-subsidized premiums for major medical programs for eligible salaried personnel and “mini-medical” (limited benefit) programs for eligible hourly employees who elect health care coverage through our insurance programs. As a result of regulatory changes, we may not be able to continue to offer health care coverage to our employees on affordable terms or at all. If we are unable to locate, attract, train or retain qualified personnel, or if our costs of labor increase significantly, our business, results of operations and financial condition may be adversely affected.

Our live check direct mail strategy exposes us to certain risks.
A significant portion of our growth in our small installment loans has been achieved through our direct mail campaigns, which involve mailing to pre-screened recipients “live checks,” which customers can sign and cash or deposit thereby agreeing to the terms of the loan, which are disclosed on the front and back of the check. We use live checks to seed new branch openings and attract new customers and those with higher credit in our geographic footprint. Loans initiated through live checks represented approximately one quarter of the value of our originated loans. We expect that live checks will represent a greater percentage of our small installment loans in the future. There are several risks associated with the use of live checks including the following:

■	it is more difficult to maintain sound underwriting standards with live check customers, and these customers have historically presented a higher risk of default than customers that originate loans in our branches, as we do not meet a live check customer prior to soliciting them and extending a loan to them, and we may not be able to verify certain elements of their financial condition, including their current employment status or life circumstances;

■	we rely on a software-based model and credit information from a third-party credit bureau that is more limited than a full credit report to pre-screen potential live check recipients, which may not be as effective or may be inaccurate or outdated;

■	we face limitations on the number of potential borrowers who meet our lending criteria within proximity to our branches;

■	we may not be able to continue to access the demographic and credit file information that we use to generate our mailing lists due to expanded regulatory or privacy restrictions;

■	live checks pose a greater risk of fraud as the live checks may be fraudulently replicated;

■	we depend on one bank to issue and clear our live checks and any failure by that bank to properly process the live checks could limit the ability of a recipient to cash the check and enter into a loan with us;

■	we sell clearly disclosed optional credit insurance products as part of our live check mailing campaigns; however, customers may subsequently claim that they did not receive sufficient explanation or notice of the insurance products that they purchased;

■	customers may opt out of direct mail solicitations and solicitations based on their credit file or may otherwise prohibit us from soliciting them; and

■	postal rates and piece printing rates may continue to rise.

Our expected increase in the use of live checks will further increase our exposure to, and the magnitude of, these risks.

A reduction in demand for our products and failure by us to adapt to such reduction could adversely affect our business and results of operations.
The demand for the products we offer may be reduced due to a variety of factors, such as demographic patterns, changes in customer preferences or financial conditions, regulatory restrictions that decrease customer access to particular products or the availability of competing products. For example, we are highly dependent upon selecting and maintaining attractive branch locations. These locations are subject to local market conditions, including the employment available in the area, housing costs, traffic patterns, crime and other demographic influences, any of which may quickly change. Should we fail to adapt to significant changes in our customers’ demand for, or access to, our products, our revenues could decrease significantly and our operations could be harmed. Even if we do make changes to existing products or introduce new products to fulfill customer demand, customers may resist or may reject such products. Moreover, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time and by that time it may be too late to make further modifications to such product without causing further harm to our business, results of operations and financial condition.

We may attempt to pursue acquisitions or strategic alliances, which may be unsuccessful.
We may attempt to achieve our business objectives through acquisitions and strategic alliances. We compete with other companies for these opportunities, including companies with greater financial resources, and we cannot be certain that we will be able to effect acquisitions or strategic alliances on commercially reasonable terms, or at all. Furthermore, the acquisitions that we have pursued previously have been significantly smaller than us. We do not have experience with integrating larger acquisitions. Even if we enter into these transactions, we may experience, among other things:

■	overvaluing potential targets due to limitations on our due diligence efforts;

■	difficulties in integrating any acquired companies, branches or products into our existing business, including integration of account data into our information systems;

■	inability to realize the benefits we anticipate in a timely fashion, or at all;

■	attrition of key personnel from acquired businesses;

■	unexpected losses due to the acquisition of existing loan portfolios with loans originated using less stringent underwriting criteria;

■	significant costs, charges or writedowns; or

■	unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development and expansion of our existing operations.

We are exposed to credit risk in our lending activities.
Our ability to collect on loans depends on the willingness and repayment ability of our borrowers. Any material adverse change in the ability or willingness of a significant portion of our borrowers to meet their obligations to us, whether due to changes in economic conditions, the cost of consumer goods, interest rates, natural disasters, acts of war or terrorism, or other causes over which we have no control, would have a material adverse impact on our earnings and financial condition. Further, a substantial majority of our borrowers are non-prime borrowers, who are more likely to be affected, and more severely affected, by adverse macroeconomic conditions such as those that have persisted over the last few years. We generally consider customers with a Beacon score, a measure of credit provided by Equifax, below 645 to be non-prime borrowers, although we also consider factors other than Beacon scores in evaluating a potential customer’s credit, such as length of employment and duration of current residence. There is no industry standard definition of non-prime and, consequently, other lenders may use different criteria to identify non-prime customers. These criteria have not changed in the past three years. We cannot be certain that our credit administration personnel, policies and procedures will adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio.

We may be limited in our ability to collect on our loan portfolio and the security interests securing a significant portion of our loan portfolio are not perfected, which may increase our loan losses.
Legal and practical limitations may limit our ability to collect on our loan portfolio, resulting in increased loan losses, decreased revenues and decreased earnings. State and federal laws and regulations restrict our collection efforts.

All of our loan portfolio is secured, but a significant portion of such security interests have not been and will not be perfected. The amounts that we are able to recover from the repossession and sale of this collateral typically does not cover the outstanding loan balance and costs of recovery. In cases where we repossess a vehicle securing a loan, we sell our repossessed automobile inventory through public sales conducted by independent automobile auction organizations after the required post-repossession waiting period. There is approximately a 30-day period between the time we repossess a vehicle or other property and the time it is sold at auction. In certain instances, we may sell repossessed collateral other than vehicles through our branches after the required post-repossession waiting period and appropriate receipt of valid bids. The proceeds we receive from such sales depend upon various factors, including the supply of, and demand for, used vehicles and other property at the time of sale. During periods of economic slowdown or recession, such as have existed in the United States for much of the past few years, there may be less demand for used vehicles and other property.

Further, a significant portion of our loan portfolio is not secured by perfected security interests, including small installment loans and furniture and appliance purchase loans. The lack of perfected security interests is one of several factors that may make it more difficult for us to collect on our loan portfolio. During 2010 and the first six months of 2011, net charge-offs as a percentage of average finance receivables on our small installment loans, which are secured by unperfected interests in personal property, were 10.2% and 8.7% (annualized), respectively, while net charge-offs as a percentage of average finance receivables for our large installment loans and automobile purchase loans, which are secured by perfected interests in an automobile or other vehicle, for the same periods were 6.0% and 3.9% (annualized), respectively. Lastly, given the relatively small size of our loans, the costs of collecting loans may be high relative to the amount of the loan. As a result, many collection practices that are legally available, such as litigation, may be financially impracticable. These factors may increase our loan losses, which would have a material adverse effect on our results of operations and financial condition.

Our policies and procedures for underwriting, processing and servicing loans are subject to potential failure or circumvention, which may adversely affect our results of operations.
Most of our underwriting activities and our credit extension decisions are made at our local branches. We train our employees individually on-site in the branch to make loans that conform to our underwriting standards. Such training includes critical aspects of state and federal regulatory compliance, cash handling, account management and customer relations. Although we have standardized employee manuals, we primarily rely on our 15 district supervisors, with oversight by our state vice presidents, branch auditors and headquarters personnel, to train and supervise our branch employees, rather than centralized or standardized training programs. Therefore, the quality of training and supervision may vary from district to district and branch to branch depending upon the amount of time apportioned to training and supervision and individual interpretations of our operations policies and procedures. We cannot be certain that every loan is made in accordance with our underwriting standards and rules. We have in the past experienced some instances of loans extended that varied from our underwriting standards. Variances in underwriting standards and lack of supervision could expose us to greater delinquencies and charge-offs than we have historically experienced.

If our estimates of loan losses are not adequate to absorb actual losses, our provision for loan losses would increase, which would adversely affect our results of operations.
We maintain an allowance for loan losses for all loans we make. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the total amount of loans outstanding, historical loan charge-offs, our current collection patterns and economic trends. Our methodology for establishing our reserves for doubtful accounts is based in large part on our historic loss experience. If customer behavior changes as a result of economic conditions and if we are unable to predict how the unemployment rate, housing foreclosures and general economic uncertainty may affect our loan loss reserves, our provision may be inadequate. In 2010, and the first six months of 2011, our provision for loan losses was $16.6 million and $7.3 million, respectively, and we had a net charge-off for the same periods of $17.0 million and $7.3 million, respectively, related to losses on our loans. As of June 30, 2011, our finance receivables were $259.2 million. Maintaining the adequacy of our allowance for loan losses may require that we make significant and unanticipated increases in our provisions for loan losses, which would materially affect our results of operations. Our loan loss reserves, however, are estimates, and if actual loan losses are materially greater than our loan loss reserves, our financial condition and results of operations could be adversely affected. Neither state regulators nor federal regulators regulate our allowance for loan losses. Additional information regarding our allowance for loan losses is included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Loan Losses.”

Interest rates on automobile purchase and furniture and appliance purchase loans are determined at competitive market interest rates and we may fail to adequately set interest rates, which may adversely affect our business.
In recent years, we have expanded our automobile purchase loan business and our furniture and appliance purchase loan business and we plan to continue to expand those businesses in the future. Unlike installment loans, which in certain states are typically made at or near the maximum interest rates permitted by law, automobile purchase loans and furniture and appliance purchase loans are often made at competitive market interest rates, which are governed by laws for installment sales contracts. We have limited experience in determining interest rates in these markets. If we fail to set interest rates at a level that adequately reflects the credit risks of our customers, or if we set interest rates at a level too low to sustain our profitability, our business, results of operations and financial condition could be adversely affected.

Failure of third-party service providers upon which we rely could adversely affect our business.
We rely on certain third-party service providers. In particular, we currently rely on a single vendor to print and mail our live checks for our direct mail marketing campaigns. Our reliance on third parties such as this can expose us to risks. For example, an error by our previous live check vendor during 2010 resulted in checks being misdirected, requiring us in some cases to notify state regulators, refund certain interest and fee amounts and exposing us to increased credit risk. In addition, we do not have ongoing contracts with live check vendors, but instead enter into individual purchase orders for each of our campaigns. As a result, we have no contractual assurance that any particular vendor will be able or willing to provide these services to us on favorable terms. If any of our third-party service providers, including our live check vendors, are unable to provide their services timely and effectively, or at all, it could have a material adverse effect on our business, financial condition and results of operations and cash flows.

We depend to a substantial extent on borrowings under our senior revolving credit facility to fund our liquidity needs.
We have a senior revolving credit facility committed through August 2013 that allows us to borrow up to $225.0 million, assuming we are in compliance with a number of covenants and conditions. Concurrently with consummation of this offering we expect to enter into an amended and restated agreement with respect to our senior revolving credit facility (the “amended and restated senior revolving credit facility”), which would also have a maximum availability of up to $225.0 million and a maturity of August 2014. As of June 30, 2011, as adjusted to give effect to the offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” the amount outstanding under our senior revolving credit facility would have been $           million, and we would have had $           million of remaining availability thereunder out of a total availability of $           million based on our borrowing base as of June 30, 2011. During the year ended December 31, 2010 and the six months ended June 30, 2011, the maximum amount of borrowings outstanding under the facility at one time was $172.5 million. We use our senior revolving credit facility as a source of liquidity, including for working capital and to fund the loans we make to our customers. If our existing sources of liquidity become insufficient to satisfy our financial needs or our access to these sources becomes unexpectedly restricted, we may need to try to raise additional debt or equity in the future. If such an event were to occur, we can give no assurance that such alternate sources of liquidity would be available to us on favorable terms or at all. In addition, we cannot be certain that we will be able to replace the amended and restated senior revolving credit facility when it matures on favorable terms or at all. If any of these events occur, our business, results of operations and financial condition could be adversely affected.

We are not insulated from the pressures and potentially negative consequences of the recent financial crisis and similar risks beyond our control that have and may continue to affect the capital and credit markets, the broader economy, the financial services industry or the segment of that industry in which we operate.

We are subject to interest rate risk resulting from general economic conditions and policies of various governmental and regulatory agencies.
Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence the amount of interest we pay on our senior revolving credit facility or any other floating interest rate obligations we may incur, which would increase our operating costs and decrease our operating margins. Interest payable on our senior revolving credit facility is variable, based on LIBOR with a LIBOR floor of 1.00% and could increase in the future. Concurrently with consummation of this offering we expect to enter into an amended and restated senior revolving credit facility, which would also include variable interest rates and a LIBOR floor of 1.00%. Although we have purchased interest rate caps on a $150.0 million notional amount to hedge such increases, these caps expire in 2014 and we may not be able to replace these instruments when they mature on favorable terms or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” Furthermore, market conditions or regulatory restrictions on interest rates we charge may prevent us from passing any increases in interest rates along to our customers.

Our revolving credit agreement contains restrictions and limitations that could affect our ability to operate our business.
The credit agreement governing our senior revolving credit facility contains a number of covenants that could adversely affect our business and the flexibility to respond to changing business and economic conditions or opportunities. Among other things, these covenants limit our ability to:

■	incur or guarantee additional indebtedness;

■	purchase large loan portfolios in bulk;

■	pay dividends or make distributions on our capital stock or make certain other restricted payments;

■	sell assets, including our loan portfolio or the capital stock of our subsidiaries;

■	enter into transactions with our affiliates;

■	create or incur liens; and

■	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

In addition, the credit agreement imposes certain obligations on us relating to our underwriting standards, recordkeeping and servicing of our loans, and our loss reserves and charge-off policies. It also requires us to maintain certain financial ratios, including an interest coverage ratio and a borrowing base ratio (calculated as the ratio of our unsubordinated debt to the sum of our adjusted tangible net worth and our subordinated debt).

If we were to breach any covenants or obligations under the credit agreement and such breaches were to result in an event of default, our lenders could cause all amounts outstanding to become due and payable, subject to applicable grace periods. This could trigger cross-defaults under any future debt instruments and materially and adversely affect our financial condition and ability to continue operating our business as a going concern. As of June 30, 2011, we were in compliance with the covenants under our senior revolving credit facility and our mezzanine debt. Concurrently with the consummation of this offering, we expect to enter into an amended and restated senior revolving credit facility, which will contain similar covenants and other provisions.

If we lose the services of any of our key management personnel, our business could suffer.
Our future success significantly depends on the continued service and performance of our key management personnel. Competition for these employees is intense. The loss of the service of members of our senior management or key team members, including our state vice presidents, or the inability to attract additional qualified personnel as needed could materially harm our business. Our success depends, in part, on the continued service of our President and Chief

Operating Officer, C. Glynn Quattlebaum, who is 64 years old and our Executive Vice President and Chief Financial Officer, Robert D. Barry, who is 67. Both of these executive officers are nearing the age of retirement.

We also depend on our 15 district supervisors to supervise, train and motivate our branch employees. These supervisors have significant experience with the company and would be difficult to replace. If we lose a district supervisor to a competitor, we could be at risk of losing other employees and customers despite the confidentiality agreements and non-solicitation agreements we have entered into with each employee.

We rely on information technology products developed, owned and supported by third parties, including our competitors.
We use a software package developed and owned by ParaData Financial Systems (“ParaData”), a wholly owned subsidiary of World Acceptance Corporation, one of our primary competitors, to record, document and manage our loans. Over the years we have tailored this software to meet our specific needs. We depend on the willingness and ability of ParaData to continue to provide customized solutions and support for our evolving products and business model. In the future, ParaData may not be able to modify the loan management software to meet our needs, or they could alter the program without notice to us or cease to adequately support it. ParaData could also decide in the future to refuse to provide support for its software to us on commercially reasonable terms, or at all. If any of these events were to occur, we would be forced to migrate to an alternative software package, which could materially affect our business, results of operations and financial condition.

We rely on DealerTrack, Route One, Teledata Communications Inc. and other third-party software vendors to provide access to loan applications and/or screen applications. There can be no assurance that these third party providers will continue to provide us information in accordance with our lending guidelines or that they will continue to provide us lending leads at all. If this occurs, our loan losses, business, results of operations and financial condition may be adversely affected.

Security breaches in our branches or in our information systems could adversely affect our financial conditions and results of operations.
All of our account payments occur at our branches, either in person or by mail, and frequently consist of cash payments, which we deposit at local banks throughout the day. This business practice exposes us daily to the potential for employee theft of funds or, alternatively, to theft and burglary due to the cash we maintain in the branch. Despite controls and procedures to prevent such losses, we have in the past sustained losses due to employee fraud and theft. In addition, our employees “field call” delinquent accounts by visiting the home or workplace of a delinquent borrower. Such visits may subject our employees to a variety of dangers including violence, vehicle accidents and other perils. A breach in the security of our branches or in the safety of our employees could result in employee injury and adverse publicity and could result in a loss of customer business or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We rely heavily on communications and information systems to conduct our business. Each branch is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Any failure, interruption or breach in security of these systems, including any failure of our back-up systems, could result in failures or disruptions in our customer relationship management, general ledger, loan and other systems and could result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Our centralized headquarters’ functions are susceptible to disruption by catastrophic events, which could have a material adverse effect on our business, results of operations and financial condition.
Our headquarters buildings are located in Greenville, South Carolina. Our information systems and administrative and management processes are primarily provided to our branches from this centralized location, and our separate data management facility is located in the same city, and these processes could be disrupted if a catastrophic event, such as a tornado, power outage or act of terror, affected Greenville. Any such catastrophic event or other unexpected disruption of our headquarters or data management facility could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Regulation

Our business products and activities are strictly and comprehensively regulated at the local, state and federal level. Changes in current laws and regulations or in the interpretation of such laws and regulations could have a material adverse effect on our business, results of operations and financial condition.
Our business is subject to numerous local, state and federal laws and regulations. These regulations impose significant costs or limitations on the way we conduct or expand our business and these costs or limitations may increase in the future if such laws and regulations are changed. These laws and regulations govern or affect, among other things:

■	the interest rates that we may charge customers;

■	terms of loans, including fees, maximum amounts and minimum durations;

■	the number of simultaneous or consecutive loans and required waiting periods between loans;

■	disclosure practices, including posting of fees;

■	currency and suspicious activity reporting;

■	recording and reporting of certain financial transactions;

■	privacy of personal customer information;

■	the types of products and services that we may offer;

■	collection practices;

■	approval of licenses; and

■	locations of our branches.

Our primary regulators are the state regulators for the states in which we operate: South Carolina, Texas, North Carolina, Tennessee and Alabama. See “Business – Government Regulation.” We operate each of our branches under licenses granted to us by these state regulators. State regulators may enter our branches and conduct audits of our records and practices at any time, with or without notice. If we fail to observe, or are not able to comply with, applicable legal requirements, we may be forced to discontinue certain product offerings, which could adversely impact our business, results of operations and financial condition. In addition, violation of these laws and regulations could result in fines and other civil and/or criminal penalties, including the suspension or revocation of our branch licenses, rendering us unable to operate in one or more locations. All the states in which we operate have laws governing the interest rate and fees that we can charge and required disclosure statements, among other restrictions. Violation of these laws could involve penalties requiring the forfeiture of principal and/or interest and fees that we have charged. Depending on the nature and scope of a violation, fines and other penalties for noncompliance of applicable requirements could be significant and could have a material adverse effect on our business, results of operation and financial condition.

Licenses to open new branches are granted in the discretion of state regulators. Accordingly, licenses may be denied unexpectedly or for reasons outside our control. This could hinder our ability to implement our business plan in a timely manner or at all.

As we enter new markets and develop new products, we may become subject to additional state and federal regulations. For example, although we intend to expand into new states, we may encounter unexpected regulatory or other difficulties in these new states or markets, which may prevent us from growing in new states or markets. Similarly, while we intend to grow our furniture and appliance purchase and indirect automobile purchase loan operations, we may encounter unexpected regulatory or other difficulties. As a result, we may not be able to successfully execute our strategies to grow our revenue and earnings.

Changes in laws and regulations or interpretations of laws and regulations could negatively impact our business, results of operations and financial condition.
Although many of the laws and regulations applicable to our business have remained substantially unchanged for many years, the laws and regulations directly affecting our lending activities are under review and are subject to change, especially as a result of current economic conditions, changes in the make-up of the current executive and legislative branches and the political focus on issues of consumer and borrower protection. In addition, consumer advocacy groups and various other media sources continue to advocate for governmental and regulatory action to prohibit or severely restrict various financial products, including the loan products we offer.

Any changes in such laws and regulations could force us to modify, suspend or cease part or, in the worst case, all of our existing operations. It is also possible that the scope of federal regulations could change or expand in such a way as to preempt what has traditionally been state law regulation of our business activities. The enactment of one or more of such regulatory changes could materially and adversely affect our business, results of operations and prospects.

States may also seek to impose new requirements or interpret or enforce existing requirements in new ways. Changes in current laws or regulations or the implementation of new laws or regulations in the future may restrict our ability to continue our current methods of operation or expand our operations. Additionally, these laws and regulations could subject us to liability for prior operating activities or lower or eliminate the profitability of operations going forward by, among other things, reducing the amount of interest and fees we charge in connection with our loans. If these or other factors lead us to close our branches in a state, in addition to the loss of net revenues attributable to that closing, we would incur closing costs such as lease cancellation payments and we would have to write off assets that we could no longer use. If we were to suspend rather than permanently cease our operations in a state, we would also have continuing costs associated with maintaining our branches and our employees in that state, with little or no revenues to offset those costs.

We maintain a relationship with our primary regulator in each of the states in which we operate, participate in national and state industry associations and actively monitor the regulatory environment, and we are currently unaware of any specific proposal that would change the laws and regulations under which we operate in a manner material to our business.

In addition to state and federal laws and regulations, our business is subject to various local rules and regulations such as local zoning regulations. Local zoning boards and other local governing bodies have been increasingly restricting the permitted locations of other consumer finance companies, such as payday lenders and pawn shops. Any future actions taken to require special use permits for, or impose other restrictions on, our ability to provide products could adversely affect our ability to expand our operations or force us to attempt to relocate existing branches. If we were forced to relocate any of our branches, in addition to the costs associated with the relocation, we may be required to hire new employees in the new areas, which may adversely impact the operations of those branches. Relocation of an existing branch may also hinder our collection abilities, as our business model relies on the location of our branches being close to where our customers live in order to successfully collect on outstanding loans.

Changes in laws or regulations may have a material adverse effect on all aspects of our business in a particular state and on our overall business, results of operations and financial condition.

The Dodd-Frank Act authorizes the newly created CFPB to adopt rules that could potentially have a serious impact on our ability to offer short-term consumer loans and have a material adverse effect on our operations and financial performance.
Title X of the Dodd-Frank Act establishes the CFPB, which become operational on July 21, 2011. Under the Dodd-Frank Act, the CFPB has regulatory, supervisory and enforcement powers over providers of consumer financial products that we offer, including explicit supervisory authority to examine and require registration of installment lenders such as ourselves. Included in the powers afforded to the CFPB is the authority to adopt rules describing specified acts and practices as being “unfair,” “deceptive” or “abusive,” and hence unlawful. Specifically, the CFPB has the authority to declare an act or practice abusive if it, among other things, materially interferes with the ability of a consumer to understand a term or condition of a consumer financial product or service or takes unreasonable advantage of a lack of understanding on the part of the consumer of the product or service. Although the Dodd-Frank Act expressly provides that the CFPB has no authority to establish usury limits, some consumer advocacy groups have suggested that certain forms of alternative consumer finance products, such as installment loans, should be a regulatory priority and it is possible that at some time in the future the CFPB could propose and adopt rules making such lending or other products that we may offer materially less profitable or impractical. Further, the CFPB may target specific features of loans or loan practices, such as refinancings, by rulemaking that could cause us to cease offering certain products or engaging in certain practices. It is possible that the CFPB will adopt rules that specifically restrict refinancings of existing loans. Our refinancings of existing loans are divided into three categories: refinancings of loans in an amount greater than the original loan amount, renewals of existing loans that are current and renewals of existing loans that are delinquent, which represented 19.1%, 32.9% and 1.7%, respectively, of our loan originations in 2010 and 14.5%, 36.3% and 1.3%, respectively, of our loan originations in the first six months of 2011. Any such rules could have a material adverse effect on our business, results of operation and financial condition. The CFPB could also adopt rules imposing new and potentially burdensome requirements and limitations with respect to any of our current or future lines of business, which could have a material adverse effect on our operations and financial performance.

In addition to the Dodd-Frank Act’s grant of regulatory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $5,000 per day for minor violations of federal consumer financial laws (including the CFPB’s own rules) to $25,000 per day for reckless violations and $1 million per day for knowing violations. If we are subject to such administrative proceedings, litigation, orders or monetary penalties in the future, this could have a material adverse effect on our operations and financial performance. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB (but not for civil penalties). If the CFPB or one or more state officials believe we have violated the foregoing laws, they could exercise their enforcement powers in ways that would have a material adverse effect on us.

Our stock price or results of operations could be adversely affected by media and public perception of installment loans and of legislative and regulatory developments affecting activities within the installment lending sector.
Consumer advocacy groups and various media sources continue to criticize alternative financial services providers (such as payday and title lenders, check advance companies and pawnshops). These critics frequently characterize such alternative financial services providers as predatory or abusive toward consumers. If these persons were to criticize the products that we offer, it could result in further regulation of our business. Furthermore, our industry is highly regulated, and announcements regarding new or expected governmental and regulatory action in the alternative financial services sector may adversely impact our stock price and perceptions of our business even if such actions are not targeted at our operations and do not directly impact us.

Risks Related to this Offering

There may not be an active trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.
Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.
Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Investors in this offering will suffer immediate and substantial dilution.
The initial public offering price per share of common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing owners. Assuming an offering price of $           per share of common stock, which is the midpoint of the range on the front cover of this prospectus, you will incur immediate and substantial dilution in an amount of $           per share of common stock. See “Dilution.”

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We intend to retain future earnings, if any, for future operation, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior revolving credit facility. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.
After this offering we will have approximately           million shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 950,000 shares for issuance under our 2011 Stock Plan, including           shares issuable upon the exercise of stock options that we intend to grant to our executive officers and directors and           shares issuable upon the exercise of stock options that we intend to grant to our other employees, each at the time of this offering with an exercise price equal to the initial public offering price. See “Management – Compensation Discussion and Analysis – 2011 Stock Incentive Plan” and “– Actions Taken in 2011 and Anticipated Actions in Connection with the Offering.” Any common stock that we issue, including under our 2011 Stock Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

If we or our existing investors sell additional shares of our common stock after this offering, the market price of our common stock could decline.
The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon consummation of this offering we will have a total of           shares of our common stock outstanding. Of the outstanding shares, the           shares sold in this

offering (or           shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining           shares, representing     % of our total outstanding shares of our common stock following this offering, will be subject to certain restrictions on resale following the consummation of this offering. We, our officers, directors and holders of substantially all of our outstanding shares of common stock immediately prior to this offering have signed lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of the shares of our common stock held by them for 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Jefferies & Company, Inc. may, in its sole discretion and without notice, release all or any portion of the shares of common stock subject to lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such           shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that each of the sponsors will be considered affiliates 180 days after this offering based on their expected share ownership (consisting of           shares owned by Palladium and           shares owned by Parallel assuming no exercise of the underwriters’ option to purchase additional shares), as well as their board nomination rights. Certain other of our shareholders may also be considered affiliates at that time. In addition, commencing 180 days following this offering, the holders of these shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

In addition,           shares of common stock will be eligible for sale upon exercise of vested options subject to the agreements described above. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock or securities convertible into or exchangeable for shares of common stock issued under or covered by our 2011 Stock Plan. Any such Form S-8 registration statements will automatically become effective upon filing. We expect that the initial registration statement on Form S-8 will cover           shares of common stock. Once these shares are registered, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

We are controlled by our existing owners and our existing owners will exert significant influence over us after the completion of this offering, and their interests may not coincide with yours.
Immediately following this offering and the application of net proceeds from this offering, our existing owners will control approximately     % of our common stock (or     % if the underwriters exercise in full their over-allotment option). Accordingly, our existing owners will have substantial influence over election of the members of our board of directors, and thereby have substantial influence over our management and affairs. In addition, they will have substantial influence over the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and may be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock. We and our existing owners will also be party to an amended and restated shareholders agreement, as described below in “Certain Relationships and Related Person Transactions – Shareholders Agreement.”

We will be a “controlled company” within the meaning of the New York Stock Exchange rules and we will qualify for and may rely on exemptions from certain corporate governance requirements.
Our existing owners will continue to control a majority of the combined voting power of all classes of our voting stock upon completion of the offering of our common stock and we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We intend to elect to rely on these exemptions. As a result, we may not have a majority of independent directors and our compensation and nominating and corporate governance committees may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities identified by the sponsors.
Our sponsors and their affiliates are in the business of providing buyout capital and growth capital to developing companies, and may acquire interests in businesses that directly or indirectly compete with certain portions of our business. Our amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us, on the one hand, and the sponsors, on the other hand. As set forth in our amended and restated certificate of incorporation, neither the sponsors, nor any director, officer, stockholder, member, manager or employee of the sponsors will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Therefore, a director or officer of our company who also serves as a director, officer, member, manager or employee of the sponsors may pursue certain acquisition opportunities that may be complementary to our business and, as a result, such acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the sponsors to themselves or their other affiliates instead of to us. The terms of our amended and restated certificate of incorporation are more fully described in “Description of Capital Stock – Corporate Opportunity.”

The requirements of being a public company may strain our resources and distract our management.
As a public company, we will be subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors and officers liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

We have not completed an assessment of internal controls over financial reporting as contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and common stock price.
Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. We have contracted with a third party to assist us in performing a risk assessment of our internal controls over financial reporting, documenting key controls, determining entity level controls and developing a program for monitoring, testing and remediating internal control deficiencies over financial reporting and coordinating with our external auditors.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our common stock.

Anti-takeover provisions in our charter documents and applicable state law might discourage or delay acquisition attempts for us that you might consider favorable.
Our amended and restated certificate of incorporation and amended and restated bylaws to become effective immediately prior to the consummation of this offering will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

■	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

■	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

■	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote; and

■	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, a Texas regulation requires the approval of the Texas Consumer Credit Commissioner for the acquisition, directly or indirectly, of 10% or more of the voting or common stock of a consumer finance company. The overall effect of this law, and similar laws in other states, is to make it more difficult to acquire a consumer finance company than it might be to acquire control of a nonregulated corporation.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. These statements include, but are not limited to, statements about:

■	our intention to expand our automobile and furniture purchase loan portfolios, expand our live check campaigns and continue to develop our online marketing;

■	our intention to increase volume at our existing branches, open new branches and enter new markets in the future;

■	our plans to develop new products in the future;

■	our intention to increase the number of customers we serve through expanding our channels and products;

■	our ability to maintain the quality of our asset portfolio and our plans to develop new underwriting and credit control strategies;

■	our belief that our capital expenditure requirements and liquidity needs will be met; and

■	our expectations about future dividends and our plans to retain any future earnings.

Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Our Results of Operations.” Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $           million.

We intend to use the net proceeds from this offering and cash on hand as follows:

■	to repay $ million of outstanding borrowings, plus accrued and unpaid interest, under our senior revolving credit facility;

■	to repay $25.8 million outstanding as of June 30, 2011, plus accrued and unpaid interest, under our mezzanine debt, which is currently held by certain of our existing owners; and

■	$1.1 million to make one-time payments to certain of our existing owners in the aggregate in consideration for the termination of our advisory and consulting agreements with them in accordance with their terms upon consummation of this offering as described under “Certain Relationships and Related Person Transactions – Advisory and Consulting Fees.”

Any additional net proceeds will be applied to repay additional outstanding borrowings under our senior revolving credit facility.

A $1.00 increase in the assumed initial public offering price per share would increase the net proceeds we will receive from this offering by $           million, and an increase of 1.0 million shares in the number of shares offered by us would increase the net proceeds we will receive from this offering by $           million, assuming in each case that all else is constant and after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share or a decrease of 1.0 million shares in the number of shares offered by us would result in equal changes in the opposite direction.

As of June 30, 2011, we had $25.8 million aggregate principal amount of mezzanine debt outstanding, which matures on October 25, 2013 and accrues interest at a rate of 15.25% per annum. The mezzanine debt was refinanced in August 2010, with the proceeds used to retire our previously existing mezzanine debt. As of June 30, 2011, we had $172.5 million aggregate principal amount outstanding under our senior revolving credit facility, which matures August 25, 2013. Borrowings under the senior revolving credit facility bear interest at a rate equal to one-month LIBOR (with a LIBOR floor of 1.00%) plus 3.25% as of June 30, 2011. For additional information regarding our liquidity and outstanding indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY

Following completion of the offering, we have no current plans to pay any dividends on our common stock for the foreseeable future and instead currently intend to retain earnings, if any, for future operations and expansion and debt repayment.

The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our senior revolving credit facility includes, and our amended and restated senior revolving credit facility will include, a restricted payment covenant, which restricts our ability to pay dividends on our common stock.

We did not declare or pay any dividends on our common stock in 2009, 2010 or the first six months of 2011.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2011:

■	on a historical basis; and

■	on an as adjusted basis to give effect to the offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” as if each had occurred on June 30, 2011.

You should read this table together with the information contained in this prospectus, including “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

	AS OF JUNE 30, 2011
	ACTUAL	AS ADJUSTED(1)
	(Dollars in thousands)

Long-term debt:
Mezzanine debt	$25,814		$—
Senior revolving credit facility(2)	172,467

Total long-term debt	198,281
Temporary equity(3):	12,000		—
Stockholders’ equity:
Common stock, par value $0.10 per share; 25,000,000 shares authorized and 9,336,727 shares issued and outstanding, actual; 1,000,000,000 shares authorized and shares issues and outstanding, as adjusted	934
Additional paid-in capital(4)	28,081
Retained earnings(5)	12,207

Total stockholders’ equity	41,222

Total capitalization	$251,503	$

(1)	A $1.00 increase in the assumed initial public offering price per share would decrease total long-term debt by $ million, would increase additional paid-in capital by $ million and would increase total stockholders’ equity by $ million, assuming the number of shares offered by us remains the same and after deducting the underwriting discount and the estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares offered by us would decrease total long-term debt by $ million, would increase additional paid-in capital by $ million, and would increase total stockholders’ equity by $ million, assuming the initial public offering price remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share or a decrease of 1.0 million shares in the number of shares offered by us would result in equal changes in the opposite direction.

(2)	Our senior revolving credit facility is a $225.0 million facility, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financing Arrangements – Senior Revolving Credit Facility.” We intend to repay a portion of the borrowings under our senior revolving credit facility with a portion of the net proceeds from this offering.

(3)	The shareholders agreement among us, Regional Holdings LLC, the sponsors and the individual owners provides that the individual owners have the right to put their stock back to us if an initial public offering does not occur within five years of the date of the acquisition transaction, March 21, 2007. We valued this put option at the original purchase price of $12.0 million. The filing of the registration statement of which this prospectus forms a part relating to this offering makes it probable that the put option will not become exercisable.

(4)	Reflects (i) an adjustment for the estimated net proceeds to us from the offering less the par value recorded under common stock and (ii) the reclassification of temporary equity to additional paid-in capital as described in footnote 3 above.

(5)	Reflects the write-off of unamortized debt issuance costs related to the mezzanine debt.

DILUTION

If you invest in shares of our common stock, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the pro forma net tangible book value per share attributable to our existing owners.

Our net tangible book value as of June 30, 2011 was approximately $40.5 million, or $4.34 per share of common stock. Net tangible book value represents the amount of total tangible assets less total liabilities, and net tangible book value per share of common stock represents net tangible book value divided by the number of shares of common stock outstanding.

After giving effect to this offering and the application of the proceeds therefrom as described in “Use of Proceeds,” our pro forma net tangible book value as of June 30, 2011 would have been $           million, or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share of common stock to our existing owners and an immediate dilution in net tangible book value of $           per share of common stock to investors in this offering.

The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share of common stock		$
Net tangible book value per share of common stock as of June 30, 2011	$4.34
Increase in net tangible book value per share of common stock attributable to investors in this offering

Pro forma net tangible book value per share of common stock after the offering

Dilution in net tangible book value per share of common stock to investors in this offering		$

A $1.00 increase in the assumed initial public offering price of $           per share of our common stock would increase our net tangible book value after giving to the offering by $           million, or by $           per share of our common stock, assuming the number of shares offered by us remains the same and after deducting the underwriting discount and the estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, on the same pro forma basis as of June 30, 2011, the total number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share of common stock paid by our existing owners and by new investors purchasing shares of common stock in this offering, assuming the underwriters do not exercise their over-allotment option.

AVERAGE
PRICE PER
	SHARES OF COMMON			TOTAL			SHARE OF
	STOCK PURCHASED			CONSIDERATION			COMMON
	NUMBER	PERCENTAGE		AMOUNT	PERCENTAGE		STOCK
(In thousands)

Existing owners			%	$		%	$
Investors in this offering

Total		100%		$	100%		$

Each $1.00 increase in the assumed offering price of $           per share would increase total consideration paid by investors in this offering and total consideration paid by all stockholders by $           million, assuming the number of shares offered by us remains the same and after deducting the underwriting discount and the estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustration purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statement of income for the fiscal year ended December 31, 2010 and for the six months ended June 30, 2011 presents our consolidated results of operations giving pro forma effect to this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” as if such transactions occurred at January 1, 2010. The unaudited pro forma consolidated balance sheet as of June 30, 2011 presents our consolidated financial position giving pro forma effect to this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” as if such transactions occurred on June 30, 2011. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on our historical financial information.

The unaudited pro forma consolidated financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The pro forma adjustments give effect to:

■	the application of the proceeds from this offering as described under “Use of Proceeds” including:

–	the repayment of a portion of our outstanding indebtedness and the associated reduction in interest expense; and
–	the termination of our advisory agreement with the sponsors and consulting agreements with certain of the individual owners and the associated termination of consulting and advisory fees, each in accordance with its terms upon the consummation of this offering as described under “Certain Relationships and Related Person Transactions,” which termination does not result in any adjustment to our pro forma consolidated balance sheet;

■	the termination of the right of the individual owners to sell their stock back to us, which pursuant to the terms of the shareholders agreement among us, Regional Holdings LLC, the sponsors and the individual owners terminates upon the consummation of this offering; and

■	a recalculation of weighted average diluted shares outstanding using a value per share of $ rather than the value estimated in the historical financial statements.

REGIONAL MANAGEMENT CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

		PRO FORMA
	ACTUAL	ADJUSTMENTS		PRO FORMA
	(In thousands, except share and per share data)

Revenue:
Interest and fee income	$74,218	$—			$74,218
Insurance income, net	8,252	—			8,252
Other income	4,362	—			4,362

Total revenue	86,832	—			86,832
Expenses:
Provision for loan losses	16,568	—			16,568
General and administrative expenses
Personnel	20,630	—			20,630
Occupancy	5,165	—			5,165
Advertising	2,027	—			2,027
Other expenses
Consulting and advisory fees	1,233	(1,233	)(1)		—
Other	5,703	—			5,703
Interest expense:
Senior and other debt	5,542		(2)
Mezzanine debt	4,342	(4,342	)(3)		—

Total interest expense	9,884

Total expenses	61,210

Income before taxes	25,622
Income taxes	9,178		(4)

Net income	$16,444	$		$

Basic earnings per share	$1.76
Diluted earnings per share	$1.70
Pro forma basic earnings per share				$
Pro forma diluted earnings per share				$
Weighted average basic shares outstanding	9,336,727
Weighted average diluted shares outstanding	9,669,618
Pro forma weighted average basic shares outstanding
Pro forma weighted average diluted shares outstanding

(1)	Reflects the termination of the advisory agreement we entered into with each of the sponsors and the consulting agreements we entered into with certain of the individual owners, pursuant to which we paid the sponsors and the individual owners an aggregate of $1.2 million for the year ended December 31, 2010. These agreements will be terminated upon the consummation of this offering in accordance with their terms upon payment of one-time aggregate termination fees of $1.1 million.

(2)	Reflects reduction in interest expense of $ million as a result of repayment of $ million in aggregate principal amount of our senior revolving credit facility, offset in part by an unused line fee associated with our senior revolving credit facility of 0.50%. Our senior revolving credit facility bears interest a rate equal to one-month LIBOR (with a LIBOR floor of 1.00%) plus 3.25% as of December 31, 2010.

(3)	Reflects reduction in interest expense of $4.3 million as a result of repayment of the $25.8 million in aggregate principal amount of our mezzanine debt. Our mezzanine debt accrues interest at a rate of 15.25% per annum.

(4)	Reflects an increase in income taxes of $ million as a result of the increase in income before taxes.

REGIONAL MANAGEMENT CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2011

		PRO FORMA
	ACTUAL	ADJUSTMENTS		PRO FORMA
	(In thousands, except share and per share data)

Revenue:
Interest and fee income	$42,539	$—			$42,539
Insurance income, net	4,127	—			4,127
Other income	2,404	—			2,404

Total revenue	49,070	—			49,070
Expenses:
Provision for loan losses	7,325	—			7,325
General and administrative expenses
Personnel	12,816	—			12,816
Occupancy	3,061	—			3,061
Advertising	1,293	—			1,293
Other expenses
Consulting and advisory fees	618	(618	)(1)		—
Other	3,212	—			3,212
Interest expense:
Senior and other debt	3,714		(2)
Mezzanine debt	2,003	(2,003	)(3)		—

Total interest expense	5,717	(2,003)

Total expenses	34,042

Income before taxes	15,028
Income taxes	5,373		(4)

Net income	$9,655	$		$

Basic earnings per share	$1.03
Diluted earnings per share	$1.01
Pro forma basic earnings per share				$
Pro forma diluted earnings per share				$
Weighted average basic shares outstanding	9,336,727
Weighted average diluted shares outstanding	9,587,903
Pro forma weighted average basic shares outstanding
Pro forma weighted average diluted shares outstanding

(1)	Reflects the termination of the advisory agreement we entered into with each of the sponsors and the consulting agreements we entered into with certain of the individual owners, pursuant to which we paid the sponsors and the individual owners an aggregate of $0.6 million for the six months ended June 30, 2011. These agreements will be terminated upon the consummation of this offering in accordance with their terms upon payment of a one-time aggregate termination fee of $1.1 million.

(2)	Reflects reduction in interest expense of $ million as a result of repayment of $ million in aggregate principal amount of our senior revolving credit facility, offset in part by an unused line fee associated with our senior revolving credit facility of 0.50%. Our senior revolving credit facility bears interest a rate equal to one-month LIBOR (with a LIBOR floor of 1.00%) plus 3.25% as of June 30, 2011.

(3)	Reflects reduction in interest expense of $2.0 million as a result of repayment of the $25.8 million in aggregate principal amount of our mezzanine debt. Our mezzanine debt accrues interest at a rate of 15.25% per annum.

(4)	Reflects an increase in income taxes of $ million as a result of the increase in income before taxes.

REGIONAL MANAGEMENT CORP.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2011

		PRO FORMA
	ACTUAL	ADJUSTMENTS			PRO FORMA
	(In thousands, except share and per share data)

Assets
Cash	$2,974		$—			$2,974
Gross finance receivables	331,383		—			331,383
Less unearned finance charges, insurance premiums and commissions	(72,183)		—			(72,183)

Finance receivables	259,200		—			259,200
Allowance for loan losses	(18,000)		—			(18,000)

Net finance receivables	241,200		—			241,200
Premises and equipment, net of accumulated depreciation	3,943		—			3,943
Deferred tax asset, net	4,466		—			4,466
Repossessed assets at net realizable value	321		—			321
Other assets	6,181		(100	)(1)		6,081

Total assets	$259,085	$			$

Liabilities and Stockholders’ Equity
Liabilities:
Cash overdraft	$340		$—			$340
Accounts payable and accrued expenses	6,742		—			6,742
Senior revolving credit facility	172,467			(2)
Mezzanine debt	25,814		(25,814	)(3)		—
Other debt	500		—			500

Total liabilities	205,863
Temporary equity	12,000		(12,000	)(4)		—
Stockholders’ equity:
Common stock, par value $0.10 per share; 25,000,000 shares authorized, and 9,336,727 shares issued and outstanding, actual; 1,000,000,000 shares authorized and shares issued and outstanding, as adjusted	934			(5)
Additional paid-in capital	28,081			(6)
Retained earnings	12,207			(1)

Total stockholders’ equity	41,222

Total liabilities and equity	$259,085	$			$

(1)	Reflects the write off of unamortized debt issuance costs related to the mezzanine debt.

(2)	Reflects the repayment of $ million in aggregate principal amount under our senior revolving credit facility as described under “Use of Proceeds.”

(3)	Reflects the repayment of $25.8 million in aggregate principal amount of mezzanine debt as described under “Use of Proceeds.”

(4)	Reflects the reclassification of temporary equity to additional paid-in capital. The shareholders agreement between us, Regional Holdings LLC, the sponsors and the individual owners provides that the individual owners have the right to put their stock back to us if an initial public offering does not occur within five years of the date of acquisition, March 21, 2007. This right will be terminated upon the consummation of this offering.

(5)	Reflects an adjustment to common stock reflecting the par value for the common stock to be issued in this offering.

(6)	Reflects (i) an adjustment for the estimated net proceeds to us from this offering less the par value recorded under common stock as described in footnote 5 above and (ii) the reclassification of temporary equity to additional paid-in capital as described in footnote 4 above.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The table sets forth our selected historical consolidated financial and operating data as of the dates and for the periods indicated, and should be read together with “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

We derived the selected historical consolidated statement of income data for each of the years ended December 31, 2008, 2009 and 2010 and the selected historical consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the selected historical consolidated statement of income data for each of the years ended December 31, 2006 and 2007 and the selected historical consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our audited financial statements, which are not included in this prospectus.

The condensed consolidated statement of income data for the six months ended June 30, 2010 and June 30, 2011, have been derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations for all periods presented.

						UNAUDITED
						SIX MONTHS
						ENDED
	YEAR ENDED DECEMBER 31,					JUNE 30,
	2006	2007(1)	2008	2009	2010	2010	2011
	(Dollars in thousands, except per share data)

Consolidated Statements of Income Data:
Revenue:
Interest and fee income	$42,240	$49,478	$58,471	$63,590	$74,218	$35,474	$42,539
Insurance income, net, and other income	6,718	7,144	8,271	9,224	12,614	6,609	6,531

Total revenue	48,958	56,622	66,742	72,814	86,832	42,083	49,070
Expenses:
Provision for loan losses(2)	9,526	13,665	17,376	19,405	16,568	7,557	7,325
General and administrative expenses	21,128	22,950	27,862	29,120	33,525	16,796	20,382
Consulting and advisory fees	—	2,006	1,644	1,263	1,233	616	618
Interest expense:
Senior and other debt	7,812	8,687	7,399	4,846	5,542	2,672	3,714
Mezzanine debt	—	5,353	3,706	3,835	4,342	1,972	2,003

Total interest expense	7,812	14,040	11,105	8,681	9,884	4,644	5,717

Total expenses	38,466	52,661	57,987	58,469	61,210	29,613	34,042

Income before taxes and discontinued operations	10,492	3,961	8,755	14,345	25,622	12,470	15,028
Income taxes	3,525	857	2,276	4,472	9,178	4,360	5,373

Net income from continuing operations	$6,967	$3,104	$6,479	$9,873	$16,444	$8,110	$9,655

Earnings per Share Data:
Basic earnings per share			$0.69	$1.06	$1.76	$0.87	$1.03
Diluted earnings per share(3)			$0.68	$1.03	$1.70	$0.84	$1.01
Weighted average shares used in computing basic earnings per share(3)			9,336,727	9,336,727	9,336,727	9,336,727	9,336,727
Weighted average shares used in computing diluted earnings per share(3)			9,482,604	9,590,564	9,669,618	9,631,216	9,587,903
Consolidated Balance Sheet Data (at period end):
Finance receivables(4)	$140,605	$167,535	$192,289	$214,909	$247,246	$209,169	$259,200
Allowance for loan losses(2)	(11,191)	(13,290)	(15,665)	(18,441)	(18,000)	(17,625)	(18,000)

Net finance receivables(5)	$129,414	$154,245	$176,624	$196,468	$229,246	$191,544	$241,200
Total assets	141,591	168,484	192,502	214,447	241,358	207,617	259,085
Total liabilities	120,110	159,079	176,095	187,807	197,914	172,685	205,863
Temporary equity(6)	—	12,000	12,000	12,000	12,000	12,000	12,000
Total stockholders’ equity	21,481	(2,595)	4,407	14,640	31,444	22,933	41,222

(1)	On March 21, 2007, Palladium Equity Partners III, L.P. and Parallel 2005 Equity Fund, LP acquired the majority of our outstanding common stock. In connection with the acquisition transaction, we issued $25.0 million of mezzanine debt at an interest rate of 18.375%, plus related fees, which we refinanced in 2007 and again in 2010 with Palladium Equity Partners III, L.P. and certain of our individual owners. Additionally, we pay the sponsors annual advisory fees of $675,000, in the aggregate and pay certain individual owners annual consulting fees of $450,000 in the aggregate, in each case, plus certain expenses. See “Certain Relationships and Related Person Transactions – Advisory and Consulting Fees.” We intend to repay the mezzanine debt in full with proceeds from this offering, and we expect to terminate the consulting and advisory agreements concurrent with this offering.

(2)	As of January 1, 2010, we changed our loan loss allowance methodology for small installment loans to determine the allowance using losses from the trailing eight months, rather than the trailing nine months, to more accurately reflect the six-month average life of our small installment loans. The change from nine to eight months of average losses reduced the loss allowance for small installment loans by $1.1 million as of January 1, 2010 and reduced the provision for loan losses by $451,000 for 2010.

(3)	Prior to the acquisition transaction, we had a different capital structure, including a different number of shares of common stock outstanding. Accordingly, a comparison of earnings before the acquisition transaction is not meaningful.

(4)	Finance receivables equal the total amount due from the customer, net of unearned finance charges, insurance premiums and commissions.

(5)	Net finance receivables equal the total amount due from the customer, net of unearned finance charges, insurance premiums and commissions and allowance for loan losses.

(6)	The shareholders agreement among us, Regional Holdings LLC, the sponsors and the individual owners provides that the individual owners have the right to put their stock back to us if an initial public offering does not occur within five years of the date of the acquisition transaction, March 21, 2007. We valued this put option at the original purchase price of $12.0 million. The filing of the registration statement of which this prospectus forms a part relating to this offering makes it probable that the put option will not become exercisable.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with the consolidated financial statements, related notes and other financial information included in this prospectus. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below. Accordingly, you should read “Forward-Looking Statements” and “Risk Factors.”

As a result of a change in our methodology regarding the allowance for loan losses on January 1, 2010, the presentation of allowance for loan losses and provisions for loan losses for dates and periods prior to January 1, 2010 differs from later dates and periods. See “—Critical Accounting Policies—Loan Losses.”

Overview

We are a diversified specialty consumer finance company providing a broad array of loan products primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies and other traditional lenders. We began operations in 1987 with four branches in South Carolina and have expanded our branch network to 163 locations with over 143,000 active customer accounts across South Carolina, Texas, North Carolina, Tennessee and Alabama as of June 30, 2011. Each of our loan products is secured, structured on a fixed rate, fixed term basis with fully amortizing equal monthly installment payments and is repayable at any time without penalty. Our loans are sourced through our multiple channel platform, including in our branches, through direct mail campaigns, independent and franchise automobile dealerships, online credit application networks, furniture and appliance retailers and our consumer website. We operate an integrated branch model in which all loans, regardless of origination channel, are serviced and collected through our branch network, providing us with frequent in-person contact with our customers, which we believe improves our credit performance and customer loyalty. Our goal is to consistently and soundly grow our finance receivables and manage our portfolio risk while providing our customers with attractive and easy-to-understand loan products that serve their varied financial needs.

Our diversified product offerings include:

■	Small Installment Loans – As of June 30, 2011, we had approximately 114,000 small installment loans outstanding representing $105.4 million in finance receivables.

■	Large Installment Loans – As of June 30, 2011, we had approximately 11,000 large installment loans outstanding representing $34.2 million in finance receivables.

■	Automobile Purchase Loans – As of June 30, 2011, we had approximately 15,000 automobile purchase loans outstanding representing $114.7 million in finance receivables.

■	Furniture and Appliance Purchase Loans – As of June 30, 2011, we had approximately 4,200 furniture and appliance purchase loans outstanding representing $4.8 million in finance receivables.

■	Insurance Products – We offer our customers optional payment protection insurance options relating to many of our loan products.

Our primary sources of revenue are interest and fee income from our loan products, of which interest and fees relating to installment loans and automobile purchase loans have historically been the largest component. In 2009, we introduced furniture and appliance purchase loans and expanded our automobile purchase loans to offer loans through online credit application networks. In addition to interest and fee income from loans, we derive revenue from insurance products sold to customers of our direct loan products.

Factors Affecting Our Results of Operations

Our business is driven by several factors affecting our revenues, costs and results of operations, including the following:

Growth in Loan Portfolio. The revenue that we derive from interest and fees from our loan products is largely driven by the number of loans that we originate. Average finance receivables grew 8.3% from $178.2 million in 2008 to $193.0 million in 2009 and then grew 11.9% to $216.0 million in 2010. Average finance receivables grew 19.2% from $205.8 million in the first six months of 2010 to $245.4 million in the first six months of 2011. We originated 43,000, 47,400, 55,300 and 21,100 new loans during 2008, 2009, 2010 and the first six months of 2011, respectively. We source our loans through our branches and our live check program, as well as through automobile dealerships and furniture and appliance retailers that partner with us. Our loans are made exclusively in geographic markets served by our network of branches. Increasing the number of branches we operate allows us to increase the number of loans that we are able to service. We opened 16, six and 17 new branches in 2008, 2009 and 2010, respectively. As of June 30, 2011, we had opened or acquired 29 new branches in 2011, with an additional four locations expected to open before year end. We have grown more rapidly in our two newest states, Tennessee and Alabama. We opened our first branch in Tennessee in 2007 and our first branch in Alabama in 2009. As of June 30, 2011, we operated 17 branches with a total of $11.3 million in finance receivables in Tennessee and 14 branches with a total of $8.0 million in finance receivables in Alabama.

Product Mix. We offer a number of different loan products, including small installment loans, large installment loans, automobile purchase loans and furniture and appliance purchase loans. We charge different interest rates and fees and are exposed to different credit risks with respect to the various types of loans we offer. For example, in recent years, we have sought to increase our product diversification by growing our automobile purchase and furniture and appliance purchase loans, which have lower interest rates and fees than our small and large installment loans but also have longer maturities and lower charge-off rates. Our product mix also varies to some extent by state. For example, small installment loans make up a smaller percentage of our loan portfolio in North Carolina than in the other states in which we operate because the rate structure in North Carolina is more favorable for larger loans. Small installment loans make up a larger percentage of our loan portfolio in Texas than our other loan products because our branches in Texas have historically focused on small installment loans. However, we expect to diversify our product mix in Texas in the future. The following table sets forth the finance receivables for each of our loan products as of the dates indicated:

	AS OF DECEMBER 31,				AS OF JUNE 30,
	2009		2010		2011
		% OF		% OF		% OF
	FINANCE	TOTAL FINANCE	FINANCE	TOTAL FINANCE	FINANCE	TOTAL FINANCE
	RECEIVABLES	RECEIVABLES	RECEIVABLES	RECEIVABLES	RECEIVABLES	RECEIVABLES
	(Dollars in thousands)

Small installment loans	$102,651	47.8%	$117,599	47.6%	$105,441	40.7%
Large installment loans	28,217	13.1%	33,653	13.6%	34,186	13.2%
Automobile purchase loans	83,253	38.7%	93,232	37.7%	114,739	44.3%
Furniture and appliance purchase loans	788	0.4%	2,762	1.1%	4,834	1.8%

Total	$214,909	100.0%	$247,246	100.0%	$259,200	100.0%

Asset Quality. Our results of operations are highly dependent upon the strength of our asset portfolio. We recorded $17.4 million of provisions for loan losses during 2008 (or 9.8% as a percentage of average finance receivables), $19.4 million of provisions for loan losses during 2009 (or 10.1% as a percentage of average finance receivables), $16.6 million of provisions for loan losses during 2010 (or 7.7% as a percentage of average finance receivables) and $7.3 million of provisions for loan losses during the first six months of 2011 (or 6.0% as a percentage of average finance receivables (annualized)). The quality of our asset portfolio is the result of our ability to enforce sound underwriting standards, maintain diligent portfolio oversight and respond to changing economic conditions as we grow our loan portfolio.

Allowance for Loan Losses
Prior to January 1, 2010, management analyzed losses in the loan portfolio using two categories of loans: small installment loans (which included all loans of less than $2,500) and large loans (which included all other loans). Beginning January 1, 2010, we have evaluated losses in each of the four categories of loans in establishing the allowance for loan losses. The following tables provide reconciliations of the allowance for loan losses by portfolio segment for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011:

							ALLOWANCE AS
							PERCENTAGE
						FINANCE	OF FINANCE
	BALANCE				BALANCE	RECEIVABLES	RECEIVABLES
	JANUARY 1,		CHARGE-		DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
	2008	PROVISION	OFFS	RECOVERIES	2008	2008	2008

Small installment loans	$4,140	5,299	(5,248)	494	4,685	59,340	7.9%
Large loans	9,150	12,077	(10,631)	384	10,980	132,949	8.3%

Total	$13,290	17,376	(15,879)	878	15,665	192,289	8.1%

							ALLOWANCE AS
							PERCENTAGE
						FINANCE	OF FINANCE
	BALANCE				BALANCE	RECEIVABLES	RECEIVABLES
	JANUARY 1,		CHARGE-		DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
	2009	PROVISION	OFFS	RECOVERIES	2009	2009	2009

Small installment loans	$4,685	9,577	(6,345)	166	8,083	102,651	7.9%
Large loans	10,980	9,828	(10,657)	207	10,358	112,258	9.2%

Total	$15,665	19,405	(17,002)	373	18,441	214,909	8.6%

							ALLOWANCE AS
							PERCENTAGE
						FINANCE	OF FINANCE
	BALANCE				BALANCE	RECEIVABLES	RECEIVABLES
	JANUARY 1,		CHARGE-		DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
	2010	PROVISION	OFFS	RECOVERIES	2010	2010	2010

Small installment loans	$8,083	10,664	(10,068)	295	8,974	117,599	7.6%
Large installment loans	2,719	2,780	(2,588)	61	2,972	33,653	8.8%
Automobile purchase loans	7,629	2,915	(4,738)	103	5,909	93,232	6.3%
Furniture and appliance purchase loans	10	209	(75)	1	145	2,762	5.2%

Total	$18,441	16,568	(17,469)	460	18,000	247,246	7.3%

							ALLOWANCE AS
							PERCENTAGE
						FINANCE	OF FINANCE
	BALANCE				BALANCE	RECEIVABLES	RECEIVABLES
	JANUARY 1,		CHARGE-		JUNE 30,	JUNE 30,	JUNE 30,
	2011	PROVISION	OFFS	RECOVERIES	2011	2011	2011

Small installment loans	$8,974	2,924	(4,826)	209	7,281	105,441	6.9%
Large installment loans	2,972	607	(997)	33	2,615	34,186	7.6%
Automobile purchase loans	5,909	3,566	(1,723)	48	7,800	114,739	6.8%
Furniture and appliance purchase loans	145	228	(70)	1	304	4,834	6.3%

	$18,000	7,325	(7,616)	291	18,000	259,200	6.9%

Provisions for Loan Losses
In evaluating our allowance for loan losses, we currently separate our portfolio of receivables into four components based on loan type: small installment, large installment, automobile purchase, and furniture and appliance purchase. The allowance for small installment loans is based on the historic loss percentage computed by using the most recent eight months of losses applied to the most recent month-end balance of loans. The allowance for each other loan type is based on the historic loss percentage computed by using the most recent 12 months of losses applied to the most recent month-end balance of loans for each such loan type. We believe, therefore, that the primary underlying factor driving the provision for loan losses for each of these loan types is the same: general economic conditions in the areas in which we conduct business. In addition, gasoline prices and the market for repossessed automobiles at auction are an additional underlying factor that we believe influences the provision for loan losses for automobile purchase loans and, to a lesser extent, large installment loans. We monitor these factors and the monthly trend of delinquencies and the slow file (which consists of all loans one or more days past due) to identify trends that might require an increased provision and modify the provision for loan losses accordingly.

Distribution of Finance Receivables
The following table presents the distribution of our finance receivables by loan product and segregated by the final maturity of the loan as of December 31, 2010:

	WITHIN ONE	ONE YEAR TO
	YEAR	FIVE YEARS	AFTER FIVE YEARS	TOTAL
	(Dollars in thousands)

Small installment loans	$58,169	$59,430	$—	$117,599
Large installment loans	4,388	29,265	—	33,653
Automobile purchase loans	6,080	86,979	173	93,232
Furniture and appliance purchase loans	703	2,059	—	2,762

Total	$69,340	$177,733	$173	$247,246

The following table presents the distribution of our finance receivables by state and segregated by the final maturity of the loan as of December 31, 2010:

	WITHIN ONE	ONE YEAR TO
	YEAR	FIVE YEARS	AFTER FIVE YEARS	TOTAL
	(Dollars in thousands)

South Carolina	$29,466	$99,935	$66	$129,467
Texas	20,628	21,870	61	42,559
North Carolina	10,288	48,364	16	58,668
Tennessee	5,385	4,691	30	10,106
Alabama	3,573	2,873	—	6,446

Total	$69,340	$177,733	$173	$247,246

All of our finance receivables have predetermined, or fixed, interest rates.

Interest Rates. Our costs of funds are affected by changes in interest rates. In particular, the interest rate that we pay on our senior revolving credit facility, and will pay on our amended and restated senior revolving credit facility, is a floating rate based on LIBOR. Although we have purchased interest rate caps to protect a notional amount of $150.0 million of our outstanding senior revolving credit facility should the three-month LIBOR exceed 6.0%, our cost of funding will increase if LIBOR increases. The interest rates that we charge on our loans are not significantly impacted by changes in market interest rates.

Efficiency Ratio. One of our key operating metrics is our efficiency ratio, which is calculated by dividing the sum of general and administrative expenses by total revenue. Our efficiency ratio has improved from 43.2% in 2006 to 38.6% in 2010 as a result of our focus on operating efficiencies and gains in productivity. Our efficiency ratio was 41.5% in the first six months of 2011, compared to 39.9% in the same period of 2010. The increase in our efficiency ratio primarily was due to expenses associated with opening or acquiring 29 new stores in the first half of 2011. Following this offering, we expect to incur new expenses associated with operating as a public company and increased personnel expenses, which will tend to increase our efficiency ratio.

Components of Results of Operations

Interest and Fee Income
Our interest and fee income consists primarily of interest earned on outstanding loans. We cease accruing interest on a loan when the customer is contractually past due 90 days. Accrual resumes when the customer makes at least one full payment and the account is less than 90 days contractually past due.

Loan fees are additional charges to the customer, such as loan origination fees, acquisition fees and maintenance fees, as permitted by state law. The fees may or may not be refundable to the customer in the event of an early payoff depending on state law. Fees are accreted to income over the life of the loan on the constant yield method and are included in the customer’s truth in lending disclosure. For the periods prior to January 1, 2010, management evaluated interest and fee income on an aggregate basis as opposed to by each loan product as management has done since January 1, 2010.

The following table sets forth the composition of our average finance receivables and average yield for each of our loan products for the year ended December 31, 2010 and for the six months ended June 30, 2011:

	FOR THE YEAR ENDED DECEMBER 31,		FOR THE SIX MONTHS ENDED JUNE 30,
	2010		2011
	AVERAGE FINANCE		AVERAGE FINANCE
	RECEIVABLES	AVERAGE YIELD	RECEIVABLES	AVERAGE YIELD
		(Dollars in thousands)

Small installment loans	$96,104	47.6%	$105,945	49.4%
Large installment loans	32,483	26.6%	33,090	27.4%
Automobile purchase loans	85,705	22.7%	102,612	22.4%
Furniture and appliance purchase loans	1,730	22.8%	3,767	19.0%

Total	$216,022	34.4%	$245,414	34.7%

Insurance Income
Our insurance income consists of revenue from the sale of various insurance products and other payment protection options offered to customers who obtain loans directly from us. We do not sell insurance to non-borrowers. The type and terms of our insurance products vary from state to state based on applicable laws and regulations. We offer optional credit life insurance, credit accident and health insurance and involuntary unemployment insurance. We require property insurance on any personal property securing loans and offer customers the option of providing proof of such insurance purchased from a third party (such as homeowners or renters insurance) in lieu of purchasing property insurance from us. We also require proof of liability and collision insurance for any vehicles securing loans, and we obtain collateral insurance on behalf of customers who permit their other insurance coverage to lapse.

We issue insurance certificates as agents on behalf of an unaffiliated insurance company and then remit to the unaffiliated insurance company the premiums we collect (net of refunds on paid out or renewed loans). The unaffiliated insurance company cedes life insurance premiums to our wholly-owned insurance subsidiary, RMC Reinsurance, Ltd. (“RMC Reinsurance”), as written and non-life premiums to RMC Reinsurance as earned. As of

June 30, 2011, we had pledged an $888,000 letter of credit to the unaffiliated insurance company to secure payment of life insurance claims. We maintain a cash reserve for life insurance claims in an amount determined by the unaffiliated insurance company. The unaffiliated insurance company maintains the reserves for non-life claims.

Other Income
Our other income consists primarily of late charges assessed on customers who fail to make a payment within a specified number of days following the due date of the payment (except in North Carolina, which does not permit late charges on consumer loans). Other income also includes fees for extending the due date of a loan and returned check charges. Due date extensions are only available to a customer once every thirteen months, are available only to customers who are current on their loans and must be approved by personnel at our headquarters. Less than 1% of scheduled payments were deferred in 2010.

Provision for Loan Losses
Provisions for loan losses are charged to income in amounts that we judge as sufficient to maintain an allowance for loan losses at an adequate level to provide for losses on the related finance receivables portfolio. Loan loss experience, contractual delinquency of finance receivables, the value of underlying collateral, and management’s judgment are factors used in assessing the overall adequacy of the allowance and the resulting provision for loan losses. Our provision for loan losses fluctuates so that we maintain an adequate loan loss allowance that accurately reflects our estimates of losses in our loan portfolio. Therefore changes in our charge-off rates may result in changes to our provision for loan losses. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions or portfolio performance.

As of January 1, 2010, we changed our loan loss allowance methodology for small installment loans to determine the allowance using losses from the trailing eight months, rather than the trailing nine months, to more accurately reflect the six-month average life of our small installment loans. The change in accounting estimate from nine to eight months of average losses reduced the loss allowance for small installment loans by $1.0 million as of January 1, 2010 and reduced the provision for loan losses by $0.5 million for 2010.

General and Administrative Expenses
Our general and administrative expenses are comprised of four categories: personnel, occupancy, advertising and other. We typically measure our general and administrative expenses as a percentage of total revenue, which we refer to as our “efficiency ratio.”

Our personnel expenses are the largest component of our general and administrative expenses and consist primarily of the salaries, bonuses and benefits associated with all of our branch, field and headquarters employees and related payroll taxes. As described in “Management – Compensation Discussion and Analysis – Actions Taken in 2011 and Anticipated Actions in Connection with the Offering,” at the time of this offering, we intend to grant awards of stock options to purchase an aggregate of           shares of our common stock to our executive officers and directors and stock options to purchase an aggregate of           shares of our common stock to our other employees, each pursuant to the 2011 Stock Plan. Each stock option will have an exercise price equal to the initial public offering price per share in this offering, and will vest in five equal annual installments beginning on the first anniversary of the grant date. We expect to record deferred stock-based compensation expense equal to the grant-date fair value of the stock options issued of $           million, which will be recognized over the vesting period.

Our occupancy expenses consist primarily of the cost of renting our branches, all of which are leased, as well as the costs associated with operating our branches.

Our advertising expenses consist primarily of costs associated with our live check direct mail campaigns (including postage and costs associated with selecting recipients), maintaining our web site as well as telephone directory advertisements and some local advertising by branches. These costs are expensed as incurred.

Other expenses consist primarily of various other expenses including legal, audit, office supplies, credit bureau charges and postage.

We expect that our general and administrative expenses will increase as a result of the additional legal, accounting, insurance and other expenses associated with being a public company.

Consulting and Advisory Fees
Consulting and advisory fees consist of amounts payable to the sponsors and certain former major shareholders, who were members of our management before our acquisition by the sponsors, pursuant to the agreements described under “Certain Relationships and Related Party Transactions – Advisory and Consulting Fees.” These agreements will be terminated upon consummation of this offering.

Interest Expense
Our interest expense consists primarily of interest payable and amortization of debt issuance costs in respect of borrowings under our senior revolving credit facility and our mezzanine debt. Interest expense also includes costs attributable to the interest rate caps we enter into to manage our interest rate risk. Changes in the fair value of the interest rate cap are reflected in interest expense for the senior and other debt. We intend to repay the mezzanine debt and a portion of the borrowings under our senior revolving credit facility with proceeds from this offering. Concurrently with consummation of this offering we expect to enter into an amended and restated senior revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Income Taxes
Incomes taxes consist primarily of state and federal income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of future tax rate changes are recognized in the period when the enactment of new rates occurs.

Results of Operations

The following table summarizes key components of our results of operations for the periods indicated both in dollars and as a percentage of total revenue:

	YEAR ENDED DECEMBER 31,						SIX MONTHS ENDED JUNE 30,
	2008		2009		2010		2010		2011
		% OF		% OF		% OF		% OF		% OF
	AMOUNT	REVENUE	AMOUNT	REVENUE	AMOUNT	REVENUE	AMOUNT	REVENUE	AMOUNT	REVENUE
	(In thousands, except percentages)

Revenue:

Interest and fee income	$58,471	87.6%	$63,590	87.3%	$74,218	85.5%	$35,474	84.3%	$42,539	86.7%

Insurance income, net	4,620	6.9%	5,229	7.2%	8,252	9.5%	4,390	10.4%	4,127	8.4%

Other income	3,651	5.5%	3,995	5.5%	4,362	5.0%	2,219	5.3%	2,404	4.9%

Total revenue	66,742	100.0%	72,814	100.0%	86,832	100.0%	42,083	100.0%	49,070	100.0%

Expenses:

Provision for loan losses	17,376	26.0%	19,405	26.7%	16,568	19.1%	7,557	18.0%	7,325	14.9%

General and administrative expenses:

Personnel	17,781	26.7%	18,991	26.1%	20,630	23.8%	10,767	25.6%	12,816	26.1%

Occupancy	4,398	6.6%	4,538	6.2%	5,165	5.9%	2,469	5.9%	3,061	6.3%

Advertising	999	1.5%	1,212	1.7%	2,027	2.3%	1,041	2.5%	1,293	2.6%

Other	4,684	7.0%	4,379	6.0%	5,703	6.6%	2,519	6.0%	3,212	6.5%

Consulting and advisory fees	1,644	2.5%	1,263	1.7%	1,233	1.4%	616	1.5%	618	1.3%

Interest expense:

Senior and other debt	7,399	11.0%	4,846	6.6%	5,542	6.4%	2,672	6.3%	3,714	7.6%

Mezzanine debt	3,706	5.6%	3,835	5.3%	4,342	5.0%	1,972	4.7%	2,003	4.1%

Total interest expense	11,105	16.6%	8,681	11.9%	9,884	11.4%	4,644	11.0%	5,717	11.7%

Total expenses	57,987	86.9%	58,469	80.3%	61,210	70.5%	29,613	70.5%	34,042	69.4%

Income before taxes	8,755	13.1%	14,345	19.7%	25,622	29.5%	12,470	29.5%	15,028	30.6%

Income taxes	2,276	3.4%	4,472	6.1%	9,178	10.6%	4,360	10.3%	5,373	10.9%

Net income	$6,479	9.7%	$9,873	13.6%	$16,444	18.9%	$8,110	19.2%	$9,655	19.7%

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

Interest and Fee Income
Interest and fee income increased $7.1 million, or 19.9%, to $42.5 million in the first six months of 2011 from $35.5 million in the first six months of 2010. The increase in interest and fee income was due primarily to a 19.2% increase in average net finance receivables during the period and a slight increase in the average yield on loans from 34.5% to 34.7%. The following table sets forth the portions of the increase in interest and fee income attributable to changes in finance receivables balance and average yield for each of our products for the six months ended June 30, 2011 compared to the six months ended June 30, 2010:

	SIX MONTHS ENDED
	JUNE 30, 2011 COMPARED TO
	SIX MONTHS ENDED
	JUNE 30, 2010 INCREASE
	(DECREASE)
	(Dollars in thousands)
	VOLUME	RATE	NET

Small installment loans	$3,964	$654	$4,618
Large installment loans	155	104	259
Automobile purchase loans	2,203	(233)	1,970
Furniture and appliance purchase loans	242	(24)	218

Total	$6,564	$501	$7,065

The following is a discussion of the changes by product type:

■	Small Installment Loans – Average small installment loans outstanding increased by $16.1 million in the first half of 2011 compared to the comparable period in 2010, in part due to a successful 2010 holiday live check campaign, which resulted in increased loans during the first half of 2011. The growth in receivables at recently opened branches as they matured also contributed to the growth in overall small installment loans outstanding. In addition to the increase in average outstanding balance of small installment loans, interest income on small installment loans benefited from an increase in the average yield on the portfolio from 47.9% in the six months ended June 30, 2010 to 49.4% in the six months ended June 30, 2011.

■	Large Installment Loans – Average large installment loans outstanding increased by $1.1 million in the first half of 2011 compared to the comparable period in 2010 while the average yield increased by 60 basis points.

■	Automobile Purchase Loans – Average automobile purchase loans outstanding increased by $19.7 million in the first half of 2011 compared to the comparable period in 2010, offset by a decline of 60 basis points in average yield. The increase in automobile purchase loans outstanding was principally due to our increased emphasis on such loans, including our new initiatives relating to indirect lending and our AutoCredit Source branches. We believe the decline in rate of 60 basis points is attributable to a slight shift to loans for later model vehicles, which have lower interest rates in certain states.

■	Furniture and Appliance Purchase Loans – Average furniture and appliance purchase loans outstanding increased $2.6 million in the first half of 2011 compared to the comparable period in 2010. The increase in furniture and appliance purchase loans outstanding resulted from the additional relationships we established with new furniture and appliance retailers as well as an expansion of volume through our existing relationships.

Insurance Income
Insurance income decreased $0.3 million, or 6.0%, to $4.1 million in the first six months of 2011 from $4.4 million in the first six months of 2010. In the first six months of 2010, our insurance partner refunded $570,000 to us. This refund represented additional commissions due to us for insurance business that had been written over several years. Eliminating this one-time refund, insurance income for the first six months of 2010 would have been 3.7% of average finance receivables, compared to 3.4% for the first six months of 2011 (both percentages annualized). We expect that insurance income as a percentage of average finance receivables will decline with the growth of our indirect automobile purchase loan and furniture and appliance purchase loan businesses as they do not provide us the opportunity to offer insurance products.

Other Income
Other income increased $185,000, or 8.3%, to $2.4 million in the first six months of 2011 from $2.2 million in the first six months of 2010. The largest component of other income is late charges, which increased $178,000, or 13.4%, to $1.5 million in the first six months of 2011 from $1.3 million in the first six months of 2010. However, late charges as a percentage of average finance receivables declined slightly in the first six months of 2011 as compared to the first six months of 2010 as a result of lower delinquencies in the first six months of 2011.

Provision for Loan Losses
Our provision for loan losses decreased $232,000, or 3.1%, to $7.3 million in the first six months of 2011 from $7.6 million in the first six months of 2010. The decreased provision for loan losses in the first six months of 2011 resulted mainly from a decrease in charge-offs. Net charge-offs for the first six months of 2011 were $7.3 million, or 6.0% of average finance receivables, compared to $8.4 million, or 8.1% of average finance receivables, in the first six months of 2010.

General and Administrative Expenses
Our general and administrative expenses, comprising expenses for personnel, occupancy, advertising and other expenses, increased $3.6 million, or 21.4%, to $20.4 million in the first six months of 2011 from $16.8 million in the first six months of 2010. Our efficiency ratio experienced an unfavorable increase to 41.5% in the first six months of 2011 from 39.9% in the first six months of 2010.

Personnel.  The largest component of general and administrative expenses is personnel expense, which increased $2.0 million, or 19.0%, to $12.8 million in the first six months of 2011 from $10.8 million in the first six months of 2010. This increase is primarily attributable to the addition of 36 branches from June 2010 to June 2011. Personnel costs as a percentage of average finance receivables remained constant at 5.2% for each of the first six months of 2010 and 2011. Personnel costs increase with the opening of new branches as we frequently hire branch managers one to three months in advance of opening the branch. This time is spent training managers in another branch prior to opening the branch for which they were hired. During the first six months of 2011, we opened or acquired 29 branches.

Occupancy.  Occupancy expenses increased $592,000, or 24%, to $3.1 million in the first six months of 2011 from $2.5 million in the first six months of 2010. The increase in occupancy expenses is the result of adding additional branches and the associated rent and utility costs of those branches.

Advertising.  Advertising expenses increased $252,000, or 24.2%, to $1.3 million in the first six months of 2011 from $1.0 million in the first six months of 2010. The increase in advertising expenses was due primarily to an increase in the size of our live check campaigns along with the growth in our business.

Other Expenses.  Other expenses increased $693,000, or 27.5%, to $3.2 million in the first six months of 2011 from $2.5 million in the first six months of 2010. The increase in other expenses was due primarily to growth in new branches. Other expenses as a percentage of total revenues decreased slightly.

Interest Expense
Interest expense increased $1.1 million, or 23.1%, to $5.7 million in the first six months of 2011 from $4.6 million in the first six months of 2010. The increase in interest expense was due primarily to increased interest expense associated with our senior revolving credit facility and mezzanine debt.

Interest expense associated with our senior revolving credit facility increased $1.0 million in the first six months of 2011. In the first six months of 2011, the average 30-day LIBOR rate was nearly equal to the rate in 2010 (0.307% in 2010 compared to 0.309% in 2011). However, in August 2010, we amended our senior revolving credit facility, which included a new LIBOR floor of 1.00%. In addition, the average amount outstanding under our senior revolving credit facility increased by $20.5 million in the first six months of 2011 compared to the first six months of 2010. The increase in interest expense with respect to our senior revolving credit facility was partially offset by a $670,000 reduction in interest expense associated with the change in the value of our interest rate cap in the first six months of 2011 as compared to the first six months of 2010. The rate on the mezzanine debt was 14.25% in the first six months of 2010 compared to 15.25% in the first six months of 2011.

We intend to repay the mezzanine debt and a portion of the borrowings under our senior revolving credit facility in connection with this offering.

Consulting and Advisory Fees
The consulting and advisory fees paid to related parties increased $2,000, or 0.3%, to $618,000 in the first six months of 2011 from $616,000 in the first six months of 2010. These agreements will be terminated in connection with this offering.

Income Taxes
Income taxes increased $1.0 million, or 23.2%, to $5.4 million in the first six months of 2011 from $4.4 million in the first six months of 2010. The increase in income taxes was due to an increase in our net income before taxes combined with an increase in the tax rate from 35.0% to 35.8%. RMC Reinsurance is qualified as a small life insurance company for income tax purposes and as such is permitted to exclude a certain amount of income from taxable income. This income tax benefit declined on a relative basis in the first six months of 2011 as compared to the first six months of 2010.

Year Ended December 31, 2010 Compared To Year Ended December 31, 2009

Interest and Fee Income
Interest and fee income increased $10.6 million, or 16.7%, to $74.2 million in 2010 from $63.6 million in 2009. The increase in interest and fee income was due primarily to an 11.9% increase in average finance receivables during the period and an increase in the average yield on loans from 33.0% to 34.4%. The increase in average finance receivables largely resulted from our opening of 17 new branches in 2010 as well as the growth of other recently opened branches. The increase in average yield is attributable in part to our more rapid growth in Alabama, Tennessee, Texas and South Carolina, all of which are states with more favorable interest rate environments.

Insurance Income
Insurance income increased $3.0 million, or 57.8%, to $8.3 million in 2010 from $5.2 million in 2009. The increase in insurance income was due primarily to growth in loans and higher acceptance of insurance products in connection with our loans. Insurance income also benefited from a refund of $570,000 from our insurance partner recognized in January 2010 and a reduction of $147,000 in our credit involuntary unemployment insurance claims reserve recognized in April 2010 and a further reduction of $85,000 in October 2010. Net of these items, insurance income increased $2.2 million, or 42.5%. Insurance income was 3.8% of average finance receivables in 2010 compared to 2.7% in 2009.

Other Income
Other income increased $367,000, or 9.2%, to $4.4 million in 2010 from $4.0 million in 2009. The largest component of other income was late charges, which increased $230,000, or 8.9%, to $2.8 million in 2010 from $2.6 million in 2009. The increase in late charges was attributable to growth in finance receivables, slightly offset by lower delinquencies in 2010 compared to 2009.

Provision for Loan Losses
Our provision for loan losses decreased $2.8 million, or 14.6%, to $16.6 million in 2010 from $19.4 million in 2009. The decreased provision for loan losses in 2010 resulted mainly from lower net charge-offs. Net charge-offs for 2010 were 7.9% of average finance receivables, compared to 8.6% of average loans in 2009. The decrease is also due to a change in our determination of the loan loss allowance for small installment loans. As of January 1, 2010, we changed our loan loss allowance methodology for small installment loans to determine the allowance using losses from the trailing eight months, rather than the trailing nine months, to more accurately reflect the six-month average life of our small installment loans. The change from nine to eight months of average losses reduced the loss allowance for small installment loans by $1.1 million as of January 1, 2010 and reduced the provision for loan losses by $451,000 for 2010.

General and Administrative Expenses
Our general and administrative expenses, comprising expenses for personnel, occupancy, advertising, and other expenses, increased $4.4 million, or 15.2%, to $33.5 million in 2010 from $29.1 million in 2009. Our efficiency ratio improved to 38.6% in 2010 from 40.0% in 2009.

Personnel. Personnel expenses increased $1.6 million, or 8.6%, to $20.6 million in 2010 from $19.0 million in 2009. This increase was primarily attributable to the opening of 17 new stores in 2010. Personnel costs declined as a percentage of total revenue to 23.8% in 2010 from 26.1% in 2009.

Occupancy. Occupancy expenses increased $627,000, or 13.8%, to $5.2 million in 2010 from $4.5 million in 2009. The increase in occupancy expense was the result of opening new stores and increases in rent on lease renewals for certain existing stores.

Advertising. Advertising expenses increased $815,000, or 67.2%, to $2.0 million in 2010 from $1.2 million in 2009. The increase in advertising expenses was due primarily to an increase in the size of our live check campaigns. The volume of our live check distributions increased 81.3% from 2009 to 2010.

Other Expenses. Other expenses increased $1.3 million, or 30.2%, to $5.7 million in 2010 from $4.4 million in 2009. The increase in other expenses was due primarily to growth in our business, as other expenses as a percentage of total revenue remained relatively constant.

Interest Expense
Interest expense increased $1.2 million, or 13.9%, to $9.9 million in 2010 from $8.7 million in 2009. The increase in interest expense was due primarily to an unfavorable mark-to-market adjustment of $843,000 recorded on our interest rate caps in 2010, compared to a favorable adjustment of $280,000 in 2009. The increase also reflects increased interest expense associated with our senior revolving credit facility and mezzanine debt.

Interest expense associated with the senior revolving credit facility increased $696,000, primarily because of an increase in effective interest rates. We renewed our senior revolving credit facility in August 2010. The renewed senior revolving credit facility included a new LIBOR floor of 1.00%, a higher interest rate spread over LIBOR and a higher fee on the unused amount of the facility. As a result, the effective rate increased from 3.4% in 2009 to a blended effective rate on the new and old revolving credit facilities of 3.8% in 2010. In 2009, the average one-month LIBOR was 0.33% and, in 2010, the rate was 0.27%. Interest expense also increased slightly due to an increase in weighted average borrowings to $144.1 million in 2010 from $141.8 million in 2009.

Increased costs relating to our mezzanine debt are primarily due to refinancing such debt in August 2010. The refinancing resulted in an increase in interest rate from 14.00% to 15.25% and the recognition of $246,000 in unamortized debt issuance costs at the time of renewal.

We intend to repay the mezzanine debt and a portion of the borrowings under our senior revolving credit facility with proceeds from this offering.

Consulting and Advisory Fees
The consulting and advisory fees paid to related parties decreased $30,000, or 2.4%, to $1.2 million in 2010 from $1.3 million in 2009. These agreements will be terminated upon the consummation of this offering.

Income Taxes
Income taxes increased $4.7 million, or 105.2%, to $9.2 million in 2010 from $4.5 million in 2009. The increase in income taxes was due primarily to growth in our pre-tax income. Additionally, we moved into the 35% bracket applicable to pre-tax income in excess of $18.3 million. RMC Reinsurance is qualified as a small life insurance company for income tax purposes and as such is permitted to exclude a certain amount of income from taxable income. This income tax benefit declined on a relative basis in 2010 as our insurance income exceeded the amount permitted to be excluded.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Interest and Fee Income
Interest and fee income increased $5.1 million, or 8.8%, to $63.6 million in 2009 from $58.5 million in 2008. The increase in interest and fee income was due primarily to an 8.3% increase in average finance receivables and a small increase in the average yield on loans from 32.8% to 33.0%. Although we opened only five net branches in 2009, we opened 23 branches between 2006 and 2008. As our branches generally grow more quickly in the early years of operations, the branches opened between 2006 and 2008 contributed significantly to the growth in average finance receivables between 2008 and 2009. The growth in finance receivables was due primarily to growth in our small installment loans, which increased to $102.6 million at December 31, 2009, from $59.3 million at December 31, 2008. Our large loans outstanding declined slightly from 2008 to 2009 as demand for automobiles declined due to general economic conditions, which led to a decline in demand for automobile purchase loans. We also tightened our underwriting standards for large loans, as they are generally secured by automobiles.

Insurance Income
Insurance income increased $609,000, or 13.2%, to $5.2 million in 2009 from $4.6 million in 2008. The increase in insurance income was due primarily to growth of our loan portfolio. Insurance income was essentially flat in 2009 as a percentage of average finance receivables at 2.7% compared to 2.6% in 2008.

Other Income
Other income increased $344,000, or 9.4%, to $4.0 million in 2009 from $3.7 million in 2008. Late charges increased slightly to $2.6 million in 2009 from $2.4 million in 2008. The increase was attributable to growth in finance receivables, as late charges as a percentage of average finance receivables remained constant.

Provision for Loan Losses
The provision for loan losses increased $2.0 million, or 11.7%, to $19.4 million in 2009 from $17.4 million in 2008. The increase in the provision for loan losses was due primarily to an 8.3% increase in average finance receivables and an increase in net charge-offs from 8.4% of average finance receivables in 2008 to 8.6% of average loans in 2009 and an increase in the allowance due to prevailing economic conditions.

General and Administrative Expenses
Our general and administrative expenses, comprising expenses for personnel, occupancy, advertising, and other expenses increased $1.3 million, or 4.5%, to $29.1 million in 2009 from $27.9 million in 2008. Our efficiency ratio improved to 40.0% in 2009 from 41.7% in 2008.

Personnel. Personnel expenses increased $1.2 million, or 6.8%, to $19.0 million in 2009 from $17.8 million in 2008. As a percentage of total revenue personnel costs were 26.1% for 2009 compared to 26.6% for 2008. The increase in personnel costs was attributable to normal salary increases and a modest increase in personnel due to the opening of six stores in the second half of 2009.

Occupancy. Occupancy expenses increased $140,000, or 3.2%, to $4.5 million in 2009 from $4.4 million in 2008. The increase in occupancy expense is the result of opening new stores and increases in rent on lease renewals in existing stores.

Advertising. Advertising expenses increased $213,000, or 21.3%, to $1.2 million in 2009 from $1.0 million in 2008. The increase in advertising expenses was due primarily to an increase in our live check campaigns. The volume of our live check distributions increased 68.4% from 2008 to 2009.

Other Expenses. Other expenses decreased $305,000, or 6.5%, to $4.4 million in 2009 from $4.7 million in 2008. The decrease in other expenses was partly due to the introduction of our branch scorecard program in 2009. The scorecard measures a variety of performance criteria, including branch expense control against a predetermined standard. We believe that the scorecard program has contributed to a measurable decline in controllable expenses at our branches.

Interest Expense
Interest expense decreased $2.4 million, or 21.8%, to $8.7 million in 2009 from $11.1 million in 2008. The decrease in interest expense was due primarily to decreased interest expense associated with our senior revolving credit facility, slightly offset by increased interest expense associated with our mezzanine debt.

Interest expense on our senior revolving credit facility decreased $2.6 million, despite an increase in average borrowings to $141.8 million in 2009 from $135.1 million in 2008, because of a decline in variable interest rates. In 2008, the average rate on one-month LIBOR was 2.67%; in 2009, the rate was 0.35%. Additionally, interest expense in 2009 benefited from a favorable fair value adjustment of $280,000 on our interest rate cap.

We intend to repay the mezzanine debt and a portion of the borrowings under our senior revolving credit facility with proceeds from this offering.

Consulting and Advisory Fees
The consulting and advisory fees paid to related parties decreased $381,000, or 23.2%, to $1.3 million in 2009 from $1.6 million in 2008. The decrease in consulting and advisory fees was due primarily to the reduction in fees and expenses paid in 2008 related to the evaluation of certain acquisition transactions that were not consummated. These agreements will be terminated upon the consummation of this offering.

Income Taxes
Income taxes increased $2.2 million, or 96.5%, to $4.5 million in 2009 from $2.3 million in 2008. The increase was primarily due to an increase in our net income before taxes. Additionally, the benefit of the small life insurance company exemption had a more significant impact in 2008 because of the subsidiary’s lower effective tax rate and overall lower income before income taxes.

Quarterly Information and Seasonality
Our loan volume and corresponding finance receivables follow seasonal trends. Demand for our loans is typically highest during the fourth quarter, largely due to holiday spending. Loan demand has generally been the lowest during the first quarter, largely due to the timing of income tax refunds. During the remainder of the year, our loan volume typically grows from customer loan activity. In addition, we typically generate higher loan volumes in the second half of the year from our live check campaigns, which are timed to coincide with seasonal consumer demand. Consequently, we experience significant seasonal fluctuations in our operating results and cash needs.

Liquidity and Capital Resources

We have historically financed, and plan to continue to finance, the majority of our operating liquidity and capital needs through a combination of cash flows from operations and borrowings under our senior revolving credit facility.

As a holding company, almost all of the funds generated from our operations are earned by our operating subsidiaries. In addition, our wholly-owned subsidiary RMC Reinsurance is required to maintain cash reserves against life insurance policies ceded to it, as determined by the ceding company, and has also purchased a cash-collateralized letter of credit in favor of the ceding company. As of June 30, 2011, these reserve requirements totaled $888,000; additionally, we had a reserve for life insurance claims on our balance sheet of $168,900, as determined by the third party, unrelated ceding company.

Our primary cash needs relate to funding our lending activities and, to a lesser extent, capital expenditures relating to expanding and maintaining our branch locations.

Cash Flow
A summary of operating, investing and financing activities are shown in the following table:

	YEAR ENDED DECEMBER 31,			UNAUDITED SIX MONTHS ENDED JUNE 30,
	2008	2009	2010	2010	2011
	(In thousands)

Provided by operating activities	$26,654	$31,232	$41,215	$20,373	$13,666
Provided by (used in) investing activities	(41,198)	(40,711)	(50,599)	(3,451)	(20,723)
Provided by (used in) by financing activities	14,428	11,066	7,222	(17,822)	9,175

Increase (decrease) in cash and cash equivalents	$(116)	$1,587	$(2,162)	$(900)	$2,118

Operating Activities
Net cash provided by operating activities decreased by $6.7 million, or 32.9%, to $13.7 million in the first six months of 2011 from $20.4 million in the first six months of 2010. The decrease was primarily due to an increase in cash paid for income taxes of $4.7 million and $1.1 million spent in connection with this offering, partially offset by an increase in net income of $1.5 million. We did not make an estimated tax payment in the first six months of 2010 as we had recently adopted the fair market value method of valuing loans for income tax purposes.

Net cash provided by operating activities increased by $10.0 million, or 32.0%, to $41.2 million in 2010 from $31.2 million in 2009. The increases were primarily due to increased net income.

Net cash provided by operating activities increased by $4.6 million, or 17.2%, to $31.2 million in 2009 from $26.6 million in 2008. The increases were due primarily to increased net income.

Investing Activities

Investing activities consist of finance receivables originated, net increase in restricted cash, purchase of furniture and equipment for new and existing branches and the purchase of interest rate caps.

	YEAR ENDED DECEMBER 31,			UNAUDITED SIX MONTHS ENDED JUNE 30,
	2008	2009	2010	2010	2011
	(In thousands)

Finance receivables (originated) repaid	$(39,755)	$(39,249)	$(49,346)	$(2,834)	$(19,279)
Net increase in restricted cash	(95)	(106)	—	—	—
Purchase of furniture and equipment	(1,348)	(556)	(1,210)	(617)	(1,444)
Purchase of interest rate caps	—	(800)	(43)	—	—

Net cash provided by (used in) investing activities	$(41,198)	$(40,711)	$(50,599)	$(3,451)	$(20,723)

Net cash used in investing activities increased $17.3 million to $20.7 million in the first six months of 2011 from $3.5 million in the first six months of 2010. The increase in cash used in investing activities was primarily the result of an increase of $16.4 million in the net origination of finance receivables from $2.8 million in the first six months of 2010 to $19.3 million in the first six months of 2011 .

Net cash used in investing activities increased by $9.9 million, or 24.3%, to $50.6 million in 2010 from $40.7 million in 2009. The increases were due primarily to an increase in our finance receivables originated as described above.

Net cash used in investing activities decreased by $487,000, or 1.2%, to $40.7 million in 2009 from $41.2 million in 2008.

Financing Activities

Financing activities consist of borrowings and payments on our outstanding indebtedness and the net change in our cash overdraft.

	YEAR ENDED DECEMBER 31,			UNAUDITED SIX MONTHS ENDED JUNE 30,
	2008	2009	2010	2010	2011
	(In thousands)

Net increase (decrease) in cash overdraft	$(332)	$(214)	$215	$874	$(25)
Net advances (payments) on senior revolving credit facility	16,396	11,674	7,015	(18,821)	9,166
Proceeds from issuance of mezzanine debt, related party	—	—	25,814	—	—
Payments on mezzanine debt	—	—	(25,814)	—	—
Payments on subordinated debt and other notes, net	(1,636)	(394)	(8)	125	34

Net cash provided by (used in) financing activities	$14,428	$11,066	$7,222	$(17,822)	$9,175

The amount of borrowings required to fund loan growth has consistently declined since 2008, as illustrated in the following chart:

			NET ADVANCES ON
			SENIOR REVOLVING
		NET ADVANCES	CREDIT FACILITY AS A
		(PAYMENTS)	PERCENTAGE OF
	FINANCE	ON SENIOR	FINANCE
	RECEIVABLES	REVOLVING	RECEIVABLES
PERIOD	ORIGINATED	CREDIT FACILITY	ORIGINATED
	(In thousands, except percentages)

2008	$39,755	$16,396	41%
2009	$39,249	$11,674	30%
2010	$49,346	$7,015	14%
First half 2011	$19,279	$9,165	48%

Net cash provided by financing activities increased by $27.0 million to $9.2 million in the six months ended June 30, 2011 from $(17.8) million in the six months ended June 30, 2010. The increase in net cash provided by financing activities was primarily a result of an increase in net advances from our senior revolving credit facility to fund a portion of the increase in finance receivables not covered by cash from operations.

Net cash provided by financing activities decreased by $3.8 million, or 34.7%, to $7.2 million in 2010 from $11.1 million in 2009. The decrease in net cash provided by financing activities was primarily a result of a decrease in the net advances from our senior revolving credit facility, due to our increased cash available from operating activities, which has allowed us to fund a greater percentage of our loans using cash on hand.

Net cash provided by financing activities decreased by $3.4 million, or 23.3%, to $11.1 million in 2009 from $14.4 million in 2008. The decrease in net cash provided by financing activities was primarily a result of a decrease in the net advances from our senior revolving credit facility, due to increased cash available from operating activities.

We intend to repay the mezzanine debt and a portion of the borrowings under our senior revolving credit facility with proceeds from this offering.

Financing Arrangements

Senior Revolving Credit Facility
In August 2010, we renewed our senior revolving credit facility with a syndicate of banks. The senior revolving credit facility provides for up to $225.0 million in availability, with a borrowing base of 85% of eligible finance receivables. The senior revolving credit facility matures on August 25, 2013. Borrowings under the facility bear interest, payable monthly at rates equal to LIBOR of a maturity we elect between one month and six months, with a LIBOR floor of 1.00%, plus an applicable margin based on our leverage ratio (which was 3.25% as of June 30, 2011). Alternatively, we may pay interest at a rate based on the prime rate plus an applicable margin (which would have been 2.25% as of June 30, 2011). We also pay an unused line fee of 0.50% per annum, payable monthly. The senior revolving credit facility is collateralized by certain of our assets including substantially all of our finance receivables and equity interests of substantially all of our subsidiaries. The credit agreement contains certain restrictive covenants, including maintenance of specified interest coverage and debt ratios, restrictions on distributions and limitations on other indebtedness, maintenance of a minimum allowance for loan losses and certain other restrictions.

Our outstanding debt under the senior revolving credit facility was $172.5 million at June 30, 2011. At June 30, 2011, we were in compliance with our debt covenants.

We have entered into interest rate caps to manage interest rate risk associated with a notional amount of $150.0 million of our LIBOR-based borrowings. The interest rate caps have a strike rate of 6.0% and a maturity of March 4, 2014. When three-month LIBOR exceeds six percent, the counterparty reimburses us for the excess over six percent; no payment is required by us or the counterparty when three-month LIBOR is below six percent. We intend to repay a portion of the borrowings under our senior revolving credit facility using a portion of the net proceeds from this offering.

Concurrently with the consummation of this offering, we expect to enter into an amended and restated senior revolving credit facility. We anticipate that the amended and restated senior revolving credit facility will continue to provide for up to $225.0 million in availability, with a borrowing base of 85% of eligible finance receivables, and mature in August 2014. The amended and restated senior credit facility will reduce the applicable margin for LIBOR loans from 3.25% to 3.00% and reduce the applicable premium for prime rate loans from 2.25% to 2.00%. We also will continue to pay an unused line fee of 0.50% per annum, payable monthly. The amended senior revolving credit facility will continue to be collateralized by certain of our assets including substantially all of our finance receivables and the equity interests of substantially all of our subsidiaries and will contain certain restrictive covenants, including maintenance of specified interest coverage and debt ratios, restrictions on distributions and limitations on other indebtedness, maintenance of a minimum allowance for loan losses and certain other restrictions.

Mezzanine Debt
In August 2010, we entered into a $25.8 million mezzanine loan from a sponsor and three individual owners. The mezzanine debt, which matures on October 25, 2013, accrues interest at a rate of 15.25% per annum, of which 2.00% is payable in kind at our option. The mezzanine debt is secured by a junior lien on certain of our assets, including the equity interests of substantially all of our subsidiaries and substantially all of our finance receivables and is subordinated to our senior revolving credit facility. The proceeds of this debt were used to retire the mezzanine debt of the same amount to an unrelated lender.

The mezzanine loan agreement contains certain restrictive covenants, including maintenance of a specified interest coverage ratio, a restriction on distributions, limitations on additional borrowings, debt ratio, maintenance of a minimum allowance for loan losses and certain other restrictions.

At June 30, 2011, we were in compliance with all debt covenants. At June 30, 2011, the aggregate principal amount of mezzanine debt outstanding was $25.8 million. We intend to use the proceeds from this offering to repay our mezzanine debt in full.

Other Financing Arrangements
We have a $500,000 line of credit, which is secured by a mortgage on our headquarters, with a commercial bank to facilitate our cash management program. The interest rate is prime plus 1% and interest is payable monthly. We recently extended the maturity on this line of credit until September 30, 2011. There are no significant restrictive covenants associated with this line of credit. We expect to increase this line of credit to $1,500,000 in the third quarter of 2011.

Off Balance Sheet Arrangements

We are not a party to any off balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	PAYMENTS DUE BY PERIOD
		LESS THAN 1			MORE THAN
	TOTAL	YEAR	1 - 3 YEARS	3 - 5 YEARS	5 YEARS
	(In thousands)

Long-term debt obligations	$189,581	$466	$189,115	$—	$—
Interest payments on long-term debt obligations	30,744	11,341	19,403	—	—
Operating lease obligations	3,936	1,836	1,998	79	23
Other long-term liabilities reflected on our balance sheet under GAAP	—	—	—	—	—

	$224,261	$13,643	$210,516	$79	$23

The following table summarizes our contractual obligations as of December 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flows in future periods after giving effect to this offering and the expected use of proceeds therefrom.

	PAYMENTS DUE BY PERIOD
			LESS THAN 1				MORE THAN
	TOTAL		YEAR	1 - 3 YEARS		3 - 5 YEARS	5 YEARS
	(In thousands)

Long-term debt obligations	$		$466	$		$—	$—
Interest payments on long-term debt obligations
Operating lease obligations		3,936	1,836		1,998	79	23
Other long-term liabilities reflected on our balance sheet under GAAP		—	—		—	—	—

	$		$	$		$79	$23

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost, except for the interest rate cap which is carried at fair value. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Related Party Transactions

For a description of our related party transactions, see “Certain Relationships and Related Person Transactions.”

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
Interest rate risk arises from the possibility that changes in interest rates will affect our financial statements.

Finance receivables are originated either at prevailing market rates or at statutory limits. Our loan portfolio turns approximately 1.2 times per year from cash payments and renewal of loans. As our automobile purchase loans and furniture and appliance purchase loans have longer maturities and typically are not refinanced prior to maturity, the turn of the loan portfolio may decrease as these loans increase as a percentage of our portfolio.

At June 30, 2011, our outstanding debt under our senior revolving credit facility was $172.5 million and interest on borrowings under this facility was approximately 4.5% including amortization of debt issuance costs. Because the LIBOR interest rates are currently below the 1.00% floor provided for in our senior revolving credit facility, an increase of 100 basis points in the LIBOR interest rate would result in an increase of less than 100 basis points to our borrowing costs. Based on a LIBOR rate of 0.25% and the outstanding balance at June 30, 2011, this increase in LIBOR would result in an increase of 25 basis points to our borrowing costs and would result in $431,000 of increased interest expense. Concurrently with consummation of this offering we expect to enter into an amended and restated senior revolving credit facility. See “– Liquidity and Capital Resources.”

We have entered into interest rate caps to manage interest rate risk associated with $150.0 million of our LIBOR-based borrowings. The interest rate caps are based on the three-month LIBOR contract and reimburse us for the difference when three-month LIBOR exceeds six percent and have a maturity of March 4, 2014. The carrying value of the interest rate caps are adjusted to fair value. For the year ended December 31, 2010, we recorded an unfavorable fair value adjustment of $843,000 as an increase in interest expense and, for the six months ended June 30, 2011, we recorded an unfavorable fair value adjustment of $172,000 as an increase in interest expense.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management bases estimates on historical experience and other assumptions it believes to be reasonable under the circumstances and evaluates these estimates on an on-going basis. Actual results may differ from these estimates under different assumptions or conditions.

Refer to Note 1 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in the prospectus for a complete discussion of our significant accounting policies. We set forth below those material accounting policies that we believe are the most critical to an investor’s understanding of our financial results and condition and that involve a higher degree of complexity and management judgment.

Loan Losses
Finance receivables are equal to the total amount due from the customer, net of unearned finance and insurance charges. Net finance receivables are equal to the total amount due from the customer, net of unearned finance and insurance charges and allowance for loan losses.

Provisions for loan losses are charged to income in amounts sufficient to maintain an adequate allowance for loan losses on our related finance receivables portfolio. Loan loss experience, contractual delinquency of finance receivables, the value of underlying collateral and management’s judgment are factors used in assessing the overall adequacy of the allowance and the resulting provision for loan losses.

Our loans within each loan product are homogenous and it is not possible to evaluate individual loans. Prior to 2010, management analyzed losses in the loan portfolio using two categories of loans: small installment loans (which included all loans of less than $2,500) and large loans (which included all other loans). As our loan products have evolved, we have separated our loan portfolio into four categories: small installment loans, large installment loans, automobile purchase loans and furniture and appliance purchase loans. Beginning in 2010, we have evaluated losses in each of the four categories of loans in establishing the allowance for loan losses. Management believes that the use of four categories to analyze losses in the loan portfolio is more representative of our business beginning in 2010 following our introduction of furniture and appliance purchase loans and our expansion of automobile purchase loans to include indirect automobile purchase loans. We believe four categories will provide a more accurate analytical framework for determining appropriate allowance for loan loss levels as our business develops and we expand our product offerings. We believe this change in methodology had no impact on our allowance for loan losses and our financial statements as a whole in 2010 and 2011.

In making an evaluation about the portfolio we consider the trend of contractual delinquencies and the slow file. The slow file consists of all loans that are one or more days past due. We use the number of accounts in the slow file rather than the dollar amount to prevent masking delinquencies of smaller loans compared to larger loans. We evaluate delinquencies and the slow file by each state and by supervision district within states to identify trends requiring investigation. Historically, loss rates have been affected by several factors, including the unemployment rates in the areas in which we operate, the number of customers filing for bankruptcy protection and the prices paid for vehicles at automobile auctions. Management considers each of these factors in establishing the allowance for loan losses.

As of January 1, 2010, we changed our accounting estimate for our loan loss allowance methodology for small installment loans to determine the allowance using losses from the trailing eight months, rather than the trailing nine months, to more accurately reflect the six-month average life of our small installment loans. We use eight months rather than a shorter period as it takes one month for a loan to become delinquent and we believe using eight months provides an allowance that is more appropriate and more conservative than one resulting from seven months of losses. The change in accounting estimate from nine to eight months of average losses reduced the loss allowance for small installment loans by $1.1 million as of January 1, 2010 and reduced the provision for loan losses by $451,000 for 2010. FASB 250-10-45-18 suggests that changes in a loan loss allowance due to the ongoing evaluation of an entity’s experience constitutes a change in accounting estimate. We believe the change from nine to eight months is a change in accounting estimate, rather than an error in the financial statements. Changes in estimates are appropriately reflected currently in the financial statements.

In 2011, we began evaluating the loans of customers in Chapter 13 bankruptcy for impairment as troubled debt restructurings. We have adopted the policy of aggregating loans with similar risk characteristics for purposes of computing the amount of impairment. In connection with the adoption of this practice, we computed the estimated impairment on our Chapter 13 bankrupt loans in the aggregate by discounting the projected cash flows at the original contract rates on the loan using the terms imposed by the bankruptcy court. We applied this method in the aggregate to each of our four classes of loans.

Our policy for the accounts of customers in bankruptcy is to charge off the balance of accounts in a confirmed bankruptcy under Chapter 7 of the bankruptcy code. For customers in a Chapter 13 bankruptcy plan, we reduce the interest rate to that specified in the bankruptcy order. Additionally, if the bankruptcy court converts a portion of a loan to an unsecured claim, our policy is to charge off the portion of the unsecured balance that we deem uncollectible at the time the bankruptcy plan is confirmed. Once the customer is in a confirmed Chapter 13 bankruptcy plan, we receive payments with respect to the remaining amount of the loan at the reduced interest rate from the bankruptcy trustee. We do not believe that accounts in a confirmed Chapter 13 plan have a higher level of risk than non-bankrupt accounts. If a customer fails to comply with the terms of the bankruptcy order, we will petition the trustee to have the customer dismissed from bankruptcy. Upon dismissal, we restore the account to the original terms and pursue collection through our normal collection activities.

In making the computations of the present value of cash payments to be received on bankrupt accounts in each product category, we used the weighted average interest rates and weighted average remaining term based on data as of June 30, 2011. Management believes using the current data does not materially change the results that would be obtained if it had available data for interest rates and remaining term data as of the applicable periods. In the future, we will use data for the current quarter.

We fully reserve for all loans at the date that the loan is contractually delinquent 180 days. We only initiate repossession proceedings when an account is seriously delinquent, we have exhausted other means of collection and, in the opinion of management, the customer is unlikely to make further payments. Since 2010, we have sold substantially all repossessed vehicles through public sales conducted by independent automobile auction organizations, after the required post-possession waiting period. Losses on the sale of repossessed collateral are charged to the allowance for loan losses.

Income Recognition
Interest income is recognized using the interest (actuarial) method, or constant yield method. Therefore, we recognize revenue from interest at an equal rate over the term of the loan. Unearned finance charges on pre-compute contracts are rebated to customers utilizing the Rule of 78s method. The difference between income recognized under the constant yield method and the Rule of 78s method is recognized as an adjustment to interest income at the time of rebate. Accrual of interest income on finance receivables is suspended when no payment has been received for 90 days or more on a contractual basis. The accrual of income is not resumed until one or more full contractual monthly payments are received and the account is less than 90 days contractually delinquent. Interest income is suspended on finance receivables for which collateral has been repossessed.

We recognize income on credit insurance products using the constant yield method over the life of the related loan. Rebates are computed using the Rule of 78s method and any difference between the constant yield method and the Rule of 78s is recognized in income at the time of rebate.

We charge a fee to automobile dealers for each loan we purchase from that dealer. We defer this fee and accrete it to income using a method that approximates the constant yield method over the life of the loan.

Charges for late fees are recognized as income when collected.

Insurance Operations
Insurance operations include revenue and expense from the sale of optional insurance products to our customers. These optional products include credit life, credit accident and health, property insurance and involuntary unemployment insurance. The premiums and commissions we receive are deferred and amortized to income over the life of the insurance policy using the constant yield method.

Stock-Based Compensation
We have a stock option plan for certain members of management. We granted options with respect to 441,000 shares in 2007 and 222,000 shares in 2008. We did not grant any options in 2009, 2010 or the first six months of 2011. We measure compensation cost for stock-based awards made under this plan at estimated fair value and recognize compensation expense over the service period for awards expected to vest. All grants are made at 100% of fair value at the date of the grant.

The fair value of stock options is determined using the Black-Scholes valuation model. The Black-Scholes model requires the input of highly subjective assumptions, including expected volatility, risk-free interest rate and expected life, changes to which can materially affect the fair value estimate. In addition, the estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

Prior to this offering, there was no published market value for our stock; therefore, the performance of the common stock of a publicly traded company whose business is comparable to ours was used to estimate the volatility of our stock. The risk-free rate is based on the U.S. Treasury yield at the date our board of directors approved the option awards for the period over which the options are exercisable.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of future tax rate changes are recognized in the period when the enactment of new rates occurs.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. As of June 30, 2011, we had not taken any tax positions that exceeds the amount described above.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income.

We file income tax returns in the U.S. federal jurisdiction and various states. We are generally no longer subject to U.S. federal or state and local income tax examinations by taxing authorities before 2007, though we remain subject to examination in Texas for the 2006 tax year.

The Internal Revenue Service concluded an examination of RMC’s 2007 and 2008 tax returns in early 2010. The amount assessed by the Internal Revenue Service was not material to the consolidated financial statements.

Recently Issued Accounting Standards

Accounting Pronouncements Issued and Partially Adopted
In July 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 requires more robust and disaggregated disclosures about the credit quality of financing receivables and allowances for credit losses, including disclosure about credit quality indicators, past due information and modifications of finance receivables. The disclosures required as of the end of a reporting period and certain items related to activity during the year were adopted in 2010, which significantly expanded the existing disclosure requirements, but did not have any impact on our consolidated financial position, results of operations or cash flows. The remaining amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010, but will not have any impact on our consolidated financial position, results of operations or cash flows.

Accounting Pronouncements Issued and Not Yet Adopted
In October 2010, the FASB issued ASU 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. ASU 2010-26 modifies the definitions of the type of costs incurred by insurance entities that can be capitalized in the successful acquisition of new and renewal contracts. ASU 2010-26 requires incremental direct costs of successful contract acquisition as well as certain costs related to underwriting, policy issuance and processing, medical and inspection and sales force contract selling for successful contract acquisition to be capitalized. These incremental direct costs and other costs are those that are essential to the contract transaction and would not have been incurred had the contract transaction not occurred. This guidance is effective for us for the year beginning January 1, 2012 and may be applied prospectively or retrospectively. We do not expect the adoption of this guidance to have a material impact on our financial position, results of operations and cash flows.

In April 2011, the FASB issued ASU 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. ASU 2011-02 clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. ASU 2011-02 is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The adoption of this guidance is not expected to have a material impact on our consolidated financial position, results of operations, cash flows or disclosures.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement, which aligns disclosures related to fair value between U.S. GAAP and International Financial Reporting Standards. The ASU includes changes to the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and changes to the disclosure of information about fair value measurements. More specifically, the changes clarify the intent of the FASB regarding the application of existing fair value measurements and disclosures as well as changing some particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This ASU is effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

BUSINESS

Overview

We are a diversified specialty consumer finance company providing a broad array of loan products primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies and other traditional lenders. We began operations in 1987 with four branches in South Carolina and have expanded our branch network to 163 locations with over 143,000 active customer accounts across South Carolina, Texas, North Carolina, Tennessee and Alabama as of June 30, 2011. Each of our loan products is secured, structured on a fixed rate, fixed term basis with fully amortizing equal monthly installment payments and is repayable at any time without penalty. Our loans are sourced through our multiple channel platform, including in our branches, through direct mail campaigns, independent and franchise automobile dealerships, online credit application networks, furniture and appliance retailers and our consumer website. We operate an integrated branch model in which all loans, regardless of origination channel, are serviced and collected through our branch network, providing us with frequent in-person contact with our customers, which we believe improves our credit performance and customer loyalty. Our goal is to consistently and soundly grow our finance receivables and manage our portfolio risk while providing our customers with attractive and easy-to-understand loan products that serve their varied financial needs.

Our diversified product offerings include:

■	Small Installment Loans – We offer standardized small installment loans ranging from $300 to $2,500, with terms of up to 36 months, which are secured by non-essential household goods. We originate these loans both through our branches and through mailing live checks to pre-screened individuals who are able to enter into a loan by depositing these checks. As of June 30, 2011, we had approximately 114,000 small installment loans outstanding representing $105.4 million in finance receivables or an average of approximately $930 per loan. In 2010 and the first six months of 2011, interest and fee income from small installment loans contributed $45.7 million and $26.1 million, respectively, to our total revenue.

■	Large Installment Loans – We offer large installment loans through our branches ranging from $2,500 to $18,000, with terms of between 18 and 54 months, which are secured by a vehicle in addition to non-essential household goods. As of June 30, 2011, we had approximately 11,000 large installment loans outstanding representing $34.2 million in finance receivables or an average of approximately $3,000 per loan. In 2010 and the first six months of 2011, interest and fee income from large installment loans contributed $8.6 million and $4.5 million, respectively, to our total revenue.

■	Automobile Purchase Loans – We offer automobile purchase loans of up to $30,000, generally with terms of between 36 and 72 months, which are secured by the purchased vehicle. Our automobile purchase loans are offered through a network of dealers in our geographic footprint, including over 1,660 independent and approximately 635 franchise automobile dealerships as of June 30, 2011. Our automobile purchase loans include both direct loans, which are sourced through a dealership and closed at one of our branches, and indirect loans, which are originated and closed at a dealership in our network without the need for the customer to visit one of our branches. As of June 30, 2011, we had approximately 15,000 automobile purchase loans outstanding representing $114.7 million in finance receivables or an average of approximately $7,900 per loan. In 2010 and the first six months of 2011, interest and fee income from automobile purchase loans contributed $19.5 million and $11.5 million, respectively, to our total revenue.

■	Furniture and Appliance Purchase Loans – We offer indirect furniture and appliance purchase loans of up to $7,500, with terms of between six and 48 months, which are secured by the purchased furniture or appliance. These loans are offered through a network of approximately 130 furniture and appliance retailers, including 63 franchise locations of the largest furniture retailer in the United States. Since launching this product in November 2009, our portfolio has grown to approximately 4,200 furniture and appliance purchase loans outstanding representing $4.8 million in finance receivables or an average of approximately $1,150 per loan as of June 30, 2011. In 2010 and the first six months of 2011, interest and fee income from furniture and appliance loans contributed $362,000 and $358,000, respectively, to our total revenue.

■	Insurance Products – We offer our customers optional payment protection insurance relating to many of our loan products.

Our revenue has grown from $49.0 million in 2006 to $86.8 million in 2010, representing a CAGR of 15.4%. Our net income from continuing operations has grown even more rapidly from $7.0 million in 2006 to $16.4 million in

2010, representing a CAGR of 23.9%. On a pro forma basis, giving effect to this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” our net income would have been $           million in 2010. For the six months ended June 30, 2011, our revenues were $49.1 million and our net income from continuing operations was $9.7 million. Our aggregate finance receivables have grown from $140.6 million as of December 31, 2006 to $247.2 million as of December 31, 2010, representing a CAGR of 15.2%. As of June 30, 2011, our aggregate finance receivables were $259.2 million.

Our Industry

We operate in the consumer finance industry serving the large and growing population of underbanked and other non-prime consumers who have limited access to credit from banks, thrifts, credit card companies and other traditional lenders. According to the FDIC, there were approximately 43 million adults living in underbanked households in the United States in 2009. Furthermore, difficult economic conditions in recent years have resulted in an increase in the number of non-prime consumers in the United States. According to FICO, the percentage of the U.S. population with FICO scores below 600 rose from approximately 15% in 2007 prior to the recession to 26% in April 2010, representing an increase of more than 17 million people.

While the number of non-prime consumers in the United States has grown, the supply of consumer credit to this demographic has contracted. Following deregulation of the U.S. banking industry in the 1980s, many banks and finance companies that traditionally provided small denomination consumer credit refocused their businesses on larger loans with lower comparative origination costs and lower charge-off rates. Tightened credit requirements imposed by banks, thrifts, credit card companies and other traditional lenders that began during the recession in 2008 and 2009 further reduced the supply of consumer credit for the growing number of underbanked and non-prime individuals. According to the Federal Reserve Bank of New York, $1.1 trillion in consumer credit, including mortgages, home equity lines of credit, auto loans, credit cards, student loans and other forms of consumer credit, was removed from the credit markets between the second half of 2008 and the fourth quarter of 2010.

We believe the large and growing number of potential customers in our target market, combined with the decline in available consumer credit through the end of 2010, provides an attractive market opportunity for our diversified product offerings – installment lending, automobile purchase lending and furniture and appliance purchase lending.

Installment Lending. Installment lending to underbanked and other non-prime consumers is one of the most highly fragmented sectors of the consumer finance industry. We believe that installment loans are provided through approximately 8,000 to 10,000 individually-licensed finance company branches in the United States. Providers of installment loans, such as Regional, generally offer loans with longer terms and lower interest rates than other alternatives available to underbanked consumers, such as title, payday and pawn lenders.

Automobile Purchase Lending. Automobile finance comprises one of the largest consumer finance markets in the United States. According to CNW Research, a market research company focused on automobile purchase trends, at the end of 2010, there was in excess of $1.7 trillion in automobile financing outstanding in the United States, including automobile purchase loans as well as leases, of which 47% related to used vehicle sales. The automobile purchase loan sector is generally segmented by the credit characteristics of the borrower. According to CNW Research, originations by borrowers within the subprime market averaged $88.5 billion annually over the past ten years. Automobile purchase loans are typically initiated or arranged through approximately 68,000 automobile dealers nationwide who rely on financing to drive their automobile sales. In recent years, many providers of automobile financing have substantially curtailed their lending to subprime borrowers due to significant disruptions in the capital markets and declines in underlying borrower creditworthiness. As a result, subprime automobile purchase loan approval rates have dropped significantly from approximately 69% in early 2007 to approximately 13% in 2010. This contraction in the supply of financing presents an attractive opportunity to provide a large, underserved population of borrowers with automobile purchase financing.

Furniture and Appliance Purchase Lending. The furniture and appliance industry represents a large consumer market with limited financing options for non-prime consumers. According to the U.S. Department of Commerce’s Bureau of Economic Analysis, personal consumption expenditures for household furniture were estimated at approximately $87.5 billion for 2010. As measured by Twice, a trade publication covering the consumer electronics and major appliance industries, the top 100 consumer electronics retailers in the United States reported consumer electronic sales of $121.3 billion in 2009. Most furniture retailers do not provide their own financing, but instead partner with large banks and credit card companies who generally limit their lending activities to prime borrowers. As a result, non-prime customers often do not qualify for financing from these traditional lenders. Continued demand for furniture and appliances, combined with constraints on the availability of credit for non-prime consumers, presents a growth opportunity for furniture and appliance purchase loans.

Our Strengths

Integrated Branch Model Offers Advantages Over Traditional Lenders
Our branch network with 163 locations across five states serves as the foundation of our multiple channel platform and the primary point of contact with our over 143,000 active customers. By integrating underwriting, servicing and collections at the branch level, our employees are able to maintain a relationship with our customers throughout the life of a loan. For loans originated at a branch, underwriting decisions are typically made by our local branch manager. Our branch managers combine our sound, company-wide underwriting standards and flexibility within our guidelines to consider each customer’s unique circumstances. This tailored branch-level underwriting approach allows us to both reject certain bad loans that would otherwise be approved solely based on a credit report or automated loan approval system, as well as to selectively extend loans to customers with prior credit challenges who might otherwise be denied credit. In addition, all loans, regardless of origination channel, are serviced and collected through our branches, which allows us to maintain frequent, in-person contact with our customers. We believe this frequent-contact, relationship-driven lending model provides greater insight into potential payment difficulties and allows us to more effectively pursue payment solutions, which improves our overall credit performance. Additionally, with over 70% of monthly payments made in-person at our branches, we have frequent opportunities to assess the borrowing needs of our customers and offer new loan products as their credit profiles evolve.

Multiple Channel Platform
We offer a diversified range of loan products through our multiple channel platform, which enables us to efficiently reach existing and new customers throughout our markets. We began building our strategically located branch network over 24 years ago and have expanded to 163 branches as of June 30, 2011. Our automobile purchase loans are offered through a network of dealers in our geographic footprint, including over 1,660 independent and approximately 635 franchise auto dealerships as of June 30, 2011. We have recently begun to expand this channel by offering indirect automobile purchase loans, which are closed at the dealership without the need for the customer to visit a branch. In addition, we have relationships with approximately 130 furniture and appliance retailers that offer our furniture and appliance purchase loans in their stores at the point of sale. We have also further developed and refined our direct mail campaigns, including pre-screened live check mailings and mailings of invitations to apply for a loan, which enable us to market our products to hundreds of thousands of customers on a cost-effective basis. Finally, we have developed our consumer website to promote our products and facilitate loan applications. We believe that our multiple channel platform provides us with a competitive advantage by giving us broader access to our existing customers and multiple avenues for attracting new customers, enabling us to grow our finance receivables, revenues and earnings while we maintain consistent credit performance through our integrated branch model.

Attractive Products for Customers with Limited Access to Credit
Our flexible loan products, ranging from $300 to $30,000 with terms between three and 72 months, are competitively priced, easy to understand and incorporate features designed to meet the varied financial needs and credit profiles of a broad array of consumers. This product diversity distinguishes us from monoline competitors and provides us with the ability to offer our customers new loan products as their credit profiles evolve, building customer loyalty.

We believe that the rates on our products are significantly more attractive than many other credit options available to our customers, such as payday, pawn or title loans. We also differentiate ourselves from such alternative financial service providers by reporting our customers’ payment performance to credit bureaus, providing our customers the opportunity to improve their credit score by establishing a responsible payment history with us and ultimately gain access to a wider range of credit options, including our own. We believe this opportunity for our customers to potentially improve their credit history, combined with our competitive pricing and terms, distinguish us in the consumer finance market and provide us with a competitive advantage.

Demonstrated Organic Growth
We have grown our finance receivables by 84.4% from $140.6 million at December 31, 2006 to $259.2 million at June 30, 2011. Our growth has come both from expanding our branch network and developing new channels and products.

From 2006 to 2010, we grew our year-end branch count from 89 branches to 134 branches, a CAGR of 10.8%, while only closing one branch, which was consolidated with another existing branch, during the same period. We opened or acquired 29 branches in the first half of 2011 with an additional four locations expected to open before year end. We have also grown our existing branch revenues. Our same-store revenue growth rate was 17.4% in 2010, and has averaged 13.4% annually since 2006. In the first six months of 2011, our same-store revenue growth rate was 12.9%. Historically, our branches have rapidly increased their outstanding finance receivables during the early years of operations and generally have quickly achieved profitability.

We have also grown by adding new channels and products, which are then serviced and collected at the local branch level. We introduced direct automobile purchase loans in 1998, and have recently expanded our product offerings to include indirect automobile purchase loans. Indirect automobile purchase loans allow customers to obtain a loan at a dealership without visiting one of our branches. We opened two AutoCredit Source branches in early 2011, which focus solely on originating, underwriting and servicing indirect automobile purchase loans, and, as of June 30, 2011, we had established over 300 indirect dealer relationships through these branches. Gross loan originations from our live check program have grown from $52.5 million in 2008 to $123.0 million in 2010, a CAGR of 53.1%, and totaled $38.5 million and $52.7 million for the first six months of 2010 and the first six months of 2011, respectively, as we have increased the volume and sophistication of our live check marketing campaigns. We also introduced a consumer website enabling customers to complete a loan application online. Since the launch of our website in late 2008, we have received more than 15,800 applications resulting in loans representing $4.1 million in gross finance receivables.

Consistent Portfolio Performance
Through over 24 years of experience in the consumer finance industry, we have established conservative and sound underwriting and lending practices to carefully manage our credit exposure as we grow our business, develop new products and enter new markets. We generally do not make loans to customers with less than one year with their current employer and at their current residence, although we also consider numerous other factors in evaluating a potential customer’s creditworthiness, such as unencumbered income and a credit report detailing the applicant’s credit history. Our sound underwriting standards focus on our customers’ ability to affordably make loan payments out of their discretionary income with the value of pledged collateral serving as a credit enhancement rather than the primary underwriting criterion. Portfolio performance is improved by our regular in-person contact with customers at our branches, which helps us to anticipate repayment problems before they occur, and allows us to proactively work with customers to develop solutions prior to default, using repossession only as a last option. In addition, our centralized management information system enables regular monitoring of branch portfolio metrics. Our state operations vice presidents and district supervisors monitor loan underwriting, delinquencies and charge-offs of each branch in their respective regions on a daily basis. In addition, the compensation received by our branch managers and assistant managers has a significant performance component and is closely tied to credit quality among other defined performance targets.

We believe our frequent-contact, relationship-driven lending model, combined with regular monitoring and alignment of employee incentives, improves our overall credit performance. Despite the challenges posed by the sharp economic downturn beginning in 2008, our annual net charge-offs since January 1, 2006 remained consistent, ranging from 7.0% to 8.6% of our average finance receivables. In 2010 and the first six months of 2011, our net charge-offs as a percentage of average finance receivables were 7.9% and 6.0% (annualized), respectively. Our loan loss provision as a percentage of total revenue for 2010 and for the first six months of 2011 was 19.1% and 14.9%, respectively. We believe that our consistent portfolio performance demonstrates the resiliency of our business model throughout economic cycles.

Experienced Management Team
Our executive and senior operations management teams consist of individuals highly experienced in installment lending and other consumer finance services. We believe our executive management team’s experience has allowed us to consistently grow our business while delivering high-quality service to our customers and carefully managing our credit risk. Our executive management team has centralized a number of business procedures, such as marketing and direct mail campaigns, which were formerly conducted at each branch. This has allowed us to achieve annual improvements in our expense efficiency ratio and enhanced control over our individual branches. Our management team has also strengthened our underwriting procedures and improved the data monitoring that we apply across our business, including for our direct mail campaigns and our branch location analysis. Our state operations vice presidents average more than 22 years of industry experience and more than 15 years of service at Regional, while our district supervisors average more than 18 years of industry experience and more than five years of service with Regional. As of June 30, 2011, our 163 branch managers had an average of more than four years of service as branch managers at Regional.

Our Strategies

Grow Our Branch Network
We intend to continue growing the revenue and profitability of our branch network by increasing volume at our existing branches, opening new branches within our existing geographic footprint and expanding our operations into new states. Establishing local contact with our customers through the expansion of our branch network is key to our frequent-contact, relationship-driven lending model and is embodied in our marketing tagline: “Your Hometown Credit Source.”

■	Existing Branches – We intend to continue increasing same-store revenues, which have grown an average of 13.4% per annum for the five years ended December 31, 2010, by further building relationships in the communities in which we operate and capitalizing on opportunities to offer our customers new loan products as their credit profiles evolve. From 2006 to 2010, we opened 44 new branches, and we expect revenues at these branches will continue to grow faster than our overall same-store revenue growth rate as these branches mature.

■	New Branches – We believe there is sufficient demand for consumer finance services to continue our pattern of new branch growth and branch acquisitions in the states where we currently operate, allowing us to capitalize on our existing infrastructure and experience in these markets. We also analyze detailed demographic and market data to identify favorable locations for new branches. Opening new branches allows us to generate both direct lending at the branches, as well as to create new origination opportunities by establishing relationships through the branches with automobile dealerships and furniture and appliance retailers in the community.

■	New States – We intend to explore opportunities for growth in several states outside our existing geographic footprint that enjoy favorable interest rate and regulatory environments, such as Georgia, Kentucky, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma and Virginia. We do not expect to expand into states with unfavorable interest rate or regulatory environments even if those states are otherwise attractive for our business. We have signed a lease to open a branch in Oklahoma and we expect to obtain a license to operate in Oklahoma by fall 2011.

We also believe that the highly fragmented nature of the consumer finance industry and the evolving competitive and economic environment provide attractive opportunities for growth through branch acquisitions although we have no present agreement or plan concerning any specific acquisition.

Continue to Expand and Capitalize on Our Diverse Channels and Products
We intend to continue to expand and capitalize on our multiple channel platform and broad array of offerings as follows:

■	Automobile Purchase Loans – We source our automobile purchase loans through a network of over 2,295 dealers as of June 30, 2011, and have identified over 11,500 additional dealers in our existing geographic footprint. We have hired dedicated marketing personnel to develop relationships with these additional dealers to expand our automobile financing network. We will also seek to capture a larger percentage of the financing activity of dealers in our existing network by continuing to improve our relationships with dealers and our response time for loan applications. We intend to continue expanding the number of franchise dealer relationships through our AutoCredit Source branches to grow our loan portfolio through increased penetration.

■	Live Check Program – We continue to refine our screening criteria and tracking for direct mail campaigns, which we believe has enabled us to improve response rates and credit performance and allowed us to triple the annual number of live checks that we mailed from 2007 to 2010. In 2010, we mailed over 1.4 million live checks as well as 0.5 million invitations to apply for loans. We intend to continue to increase our use of live checks to grow our loan portfolio by adding new customers and increasing volume at our branches, creating opportunities to offer new loan products to our existing customers. In addition, we mail live checks in new markets shortly before opening new branches, which we believe helps our new branches to more quickly develop a customer base and build finance receivables. The use of live checks is not subject to substantial regulation in any of the states in which we currently operate or any states into which we expect to expand, but is subject to regulation in other jurisdictions. We are not aware of any pending legislation in any of the states in which we operate that would affect our use of live checks.

■	Furniture and Appliance Purchase Loans – As of June 30, 2011, we had a network approximately 130 furniture and appliance retail locations through which we offer our furniture and appliance loans, and have identified over 3,600 additional furniture and appliance retail locations in our existing geographic footprint. We intend to continue to grow our network of furniture and appliance retailers by having our dedicated marketing personnel continue to solicit new retailers, obtain referrals through relationships with our existing retail partners, and, to a lesser extent, reach retailers through trade shows and industry associations. We believe that the furniture and appliance purchase lending markets are currently substantially underpenetrated, particularly with respect to non-prime customers, due to the limited number of lenders providing financing to these customers and the recent curtailment of credit provided by prime financing sources.

■	Online Sourcing – We developed a new channel in late 2008 by offering an online loan application on our consumer website to serve customers who seek to reach us over the Internet. We intend to continue to develop and expand our online marketing efforts and increase traffic to our consumer website through the use of tools such as search engine optimization and paid online advertising.

We believe the expansion of our channels and products, supported by the growth of our branch network, will provide us with opportunities to reach new customers as well as to offer new loan products to our existing customers as their credit profiles evolve. We plan to continue to develop and introduce new products that are responsive to the needs of our customers in the future.

Continue to Focus on Sound Underwriting and Credit Control
We intend to continue to leverage our core competencies in sound underwriting and credit management developed through over 24 years of lending experience as we seek to profitably grow our share of the consumer finance market. Our philosophy is to emphasize sound underwriting standards focused on a customer’s ability to affordably make loan payments, to work with customers experiencing payment difficulties and to use repossession only as a last option. For example, we permit customers to defer payments or refinance delinquent loans under certain circumstances although we do not offer customers experiencing payment difficulties the opportunity to modify their loans to reduce the amount of principal or interest that they owe. A deferral extends the due date of the loan by one month and allows the customer to maintain his or her credit rating in good standing. Gross finance receivables with respect of which any payment was deferred for the year ended December 31, 2010 and the six months ended June 30, 2011 totaled $47.2 million and $19.6 million, respectively. In addition to deferrals, we also allow customers to refinance loans. While we typically only allow customers to refinance if their loan is current, we allow customers to refinance delinquent loans on a limited basis if those customers otherwise satisfy our credit standards (other than with respect to the delinquency). We believe that refinancing delinquent loans for certain deserving customers who have made periodic payments allows us to help customers to resolve temporary financial setbacks and to repair or sustain their credit. During 2010 and the first six months of 2011, we refinanced only $7.4 million and $2.9 million, respectively, of delinquent loans, representing approximately 1.7% and 1.3%, of our total loan volume for the year 2010 and the first six months of 2011, respectively, and as of June 30, 2011, the outstanding balance of such refinancings was only $4.3 million, or 1.3% of gross finance receivables as of such date. In accordance with this philosophy, we intend to continue to refine our underwriting standards to assess an individual’s creditworthiness and ability to repay a loan. In recent years, we have implemented several new programs to continue improving our underwriting standards and loan collection rates, including our branch “scorecard” program that systematically monitors a range of operating, credit quality and performance metrics. Our management information system enables us to regularly review loan volumes, collections and delinquencies. We believe this central oversight, combined with our branch-level servicing and collections, improves credit performance. We plan to continue to develop strategies to further improve our sound underwriting standards and loan collection rates as we expand.

Our Products

Small Installment Loans
We offer small installment loans ranging from $300 to $2,500 through our branches as well as through our live check program. Our small installment loans are standardized by amount, rate and maturity to reduce documentation and related processing costs and to conform with state lending laws. They are payable in fixed rate, fully amortizing equal monthly installments with terms of up to 36 months, and are repayable at any time without penalty. From January 1, 2010 through June 30, 2011, the average originated net loan size and term for our small installment loans were $1,014 and 15 months, respectively. Our small installment loans include loans originated through our live check campaigns, which had an average originated net loan size and term of $1,130 and 16 months, respectively, in 2010. The weighted average yield we earned on our portfolio of small installment loans was 47.6% during 2010 and 49.4% for the first six months of 2011. The interest rates, fees and other charges, maximum principal amounts and maturities for our small installment loans vary from state to state, depending upon relevant laws and regulations. See “– Government Regulation.”

The majority of our small installment loans are made to customers who visit one of our branches and complete a standardized credit application. Customers may also complete and submit a small installment loan application by phone or on our consumer website before completing the loan in one of our branches. We carefully evaluate each potential customer’s creditworthiness by examining the individual’s unencumbered income, length of current employment, duration of residence and a credit report detailing the applicant’s credit history.

Our small installment loan approval process is based on the customer’s creditworthiness rather than the value of collateral pledged. Loan amounts are established based on underwriting standards designed to allow customers to affordably make their loan payments out of their discretionary income.

In addition, for small installment loans originated at our branches, we require our customers to submit a list of their non-essential household goods and pledge these goods as collateral. We do not perfect our security interests by filing UCC financing statements in these goods and instead typically collect a non-file insurance fee and obtain non-file insurance.

Each of our branches is equipped to perform immediate background, employment and credit checks, and approve small installment loan applications promptly while the customer waits. Our employees verify the applicant’s employment and credit histories through telephone checks with employers, other employment references, supporting documentation, such as paychecks and earnings summaries, and a variety of third-party credit reporting agencies.

We also source small installment loans through our live check mailing campaigns to pre-screened individuals. These campaigns are often timed to coincide with seasonal demand for loans to finance vacations, back-to-school needs and holiday spending. We also launch live check campaigns in conjunction with opening new branches to help build an initial customer base. Customers can cash or deposit live checks at their convenience thereby agreeing to the terms of the loan as prominently set forth on the check. Each individual we solicit for a live check loan has been pre-screened through a major credit bureau to meet our thorough underwriting criteria. In addition to screening each potential live check recipient’s credit score and bankruptcy history, we also use a proprietary model that assesses 27 different attributes of potential recipients. When a customer enters into a loan by cashing or depositing the live check, our personnel gather additional contact and other information on the borrower to assist us in servicing the loan and offering other products to meet the customer’s financing needs. Small installment loans originated through our live check program are secured by certain non-essential household goods.

The following table sets forth the composition of our finance receivables for small installment loans by state at December 31 of each year from 2006 through 2010, and at June 30, 2010 and 2011:

	AT DECEMBER 31,					AT JUNE 30,
	2006	2007	2008	2009	2010	2010	2011

South Carolina	70%	61%	53%	47%	43%	47%	42%
Texas	14%	22%	26%	27%	29%	26%	28%
North Carolina	16%	16%	19%	21%	20%	22%	21%
Tennessee	—	1%	2%	4%	5%	4%	5%
Alabama	—	—	—	1%	3%	1%	4%

Total	100%	100%	100%	100%	100%	100%	100%

The following table sets forth the total number of small installment loans, finance receivables and average per loan for our small installment loans by state at June 30, 2011:

	TOTAL
	NUMBER	FINANCE	AVERAGE
	OF LOANS	RECEIVABLES	PER LOAN
		(In thousands)

South Carolina	49,880	$44,797	$898
Texas	33,875	29,507	871
North Carolina	18,080	21,623	1,196
Tennessee	6,720	5,327	793
Alabama	5,091	4,187	822

Total	113,646	$105,441	$928

Large Installment Loans
We also offer large installment loans through our branches in amounts ranging from $2,500 to $18,000. Our large installment loans are payable in fixed rate, fully amortizing equal monthly installments with terms of 18 to 54 months, and are repayable at any time without penalty. We require our large installment loans to be secured by a vehicle, which may be an automobile, motorcycle, boat or all-terrain vehicle, as well as certain non-essential household goods. From January 1, 2010 through June 30, 2011, our average originated net loan size and term for large installment loans were $3,117 and 28 months, respectively. The weighted average yield we earned on our portfolio of large installment loans was 26.6% during 2010 and 27.4% for the first six months of 2011.

Potential customers apply for a large installment loan by visiting one of our branches, where they are interviewed by one of our employees who evaluates the customer’s creditworthiness, including a review of a credit bureau report, before extending a loan. As with our small installment loans, large installment loans are made to individuals based on the customer’s unencumbered income, length of current employment, duration of residence and prior credit experience and credit report history. Loan amounts are established based on underwriting standards designed to allow customers to affordably make their loan payments out of their discretionary income. Our branches perform the same immediate verifications that we perform for small installment loans in order to approve large installment loan applications promptly.

Our branch employees will perform an in-person appraisal of the collateral pledged for a large installment loan using our multipoint checklist and will use one or more third-party valuation sources, such as the National Automobile Dealers Association (NADA) Appraisal Guides, to determine an estimate of the collateral’s value. Regardless of the value of the vehicle, we will not lend in excess of our assessment of the borrower’s ability to repay.

We perfect all first-lien security interests in each pledged vehicle by retaining the title to the collateral in our files until the loan is fully repaid. In certain states, we offer large installment loans secured by second-lien security interests on vehicles, in which case we instead seek to perfect our security interest by recording our lien on the title. We work with customers experiencing payment difficulties to help them to find a solution and view repossession only as a last option. In the event we do elect to repossess a vehicle, we use third-party vendors. We then sell our repossessed vehicle inventory through public sales conducted by independent automobile auction organizations after the required post-repossession waiting period. Any excess proceeds from the sale of the collateral are returned to the customer.

The following table sets forth the composition of our finance receivables for large installment loans by state at December 31 of each year from 2006 through 2010, and at June 30, 2010 and 2011:

	AT DECEMBER 31,					AT JUNE 30,
	2006	2007	2008	2009	2010	2010	2011

South Carolina	79%	72%	72%	62%	57%	61%	52%
Texas	12%	20%	11%	11%	9%	10%	9%
North Carolina	9%	8%	15%	24%	26%	25%	28%
Tennessee	—	—	2%	2%	4%	3%	6%
Alabama	—	—	—	1%	4%	1%	5%

Total	100%	100%	100%	100%	100%	100%	100%

The following table sets forth the total number of large installment loans, finance receivables and average per loan for our large installment loans by state at June 30, 2011:

	TOTAL NUMBER	FINANCE	AVERAGE
	OF LOANS	RECEIVABLES	PER LOAN
		(In thousands)

South Carolina	5,883	$17,790	$3,024
Texas	1,232	2,990	2,427
North Carolina	2,960	9,604	3,245
Tennessee	673	2,008	2,984
Alabama	667	1,794	2,689

Total	11,415	$34,186	$2,995

Automobile Purchase Loans
Our automobile purchase loans are offered through a network of dealers in our geographic footprint, including over 1,660 independent and approximately 635 franchise automobile dealerships as of June 30, 2011. These loans are offered in amounts up to $30,000 and are secured by the financed vehicle. They are payable in fixed rate, fully amortizing equal monthly installments with terms generally of 36 to 72 months, and are repayable at any time without penalty. From January 1, 2010 through June 30, 2011, our average originated net loan size and term for automobile purchase loans were $11,566 and 54 months, respectively. The weighted average yield we earned on our portfolio of automobile purchase loans was 22.7% during 2010 and 22.4% for the first six months of 2011.

Direct Automobile Purchase Loans. We have business relationships with dealerships throughout our geographic footprint that offer our loans to their customers in need of financing. These dealers will contact one of our local branches to initiate a loan application when they have identified a customer that meets our written underwriting standards. Applications for direct automobile purchase loans may also be received through one of the online credit application networks in which we participate, such as DealerTrack and RouteOne. We will review the application and requested loan terms and propose modifications, if necessary, before providing initial approval inviting the dealer and the customer to come to a local branch to close the loan. Our branch employees interview the customer to verify information in the dealer’s credit application, obtain a credit bureau report on the customer and inspect the vehicle to confirm that the customer’s order accurately describes the vehicle before closing the loan. Our branch employees will perform the same in-person appraisal of the pledged vehicle that they would perform for a vehicle securing a large installment loan.

Indirect Automobile Purchase Loans. Since late 2010, we have also offered indirect automobile purchase loans, which allow customers and dealers to complete a loan at the dealership without the need to visit one of our branches. We only offer indirect loans through larger franchise dealers within our geographic footprint. These larger franchise dealers collect credit applications from their customers and either forward the applications to us specifically or, more commonly, submit the applications to numerous potential lenders through online credit application networks, such as DealerTrack and RouteOne. Beginning earlier this year, we introduced AutoCredit

Source branches in the Dallas-Ft. Worth, Texas and Charlotte, North Carolina metropolitan areas, which focus solely on originating, underwriting and servicing indirect automobile purchase loans. Since opening these two new AutoCredit Source branches, we have already established over 300 indirect dealer relationships through these branches. In our other markets, indirect automobile purchase loan applications are processed by our centralized underwriting department. Once the loan is approved, the dealer closes the loan on a standardized retail installment sales contract at the point of sale. Subsequently, we purchase the loan and then service and collect on it locally either through an AutoCredit Source branch or our nearest branch.

Automobile purchase loans are made to individuals based on the customer’s unencumbered income, length of current employment, duration of residence and prior credit experience and credit report history. Loan amounts are established based on underwriting standards designed to allow customers to affordably make their loan payments out of their discretionary income. We perfect our collateral by recording our lien and retaining the vehicle’s title. Our underwriting standards, however, are primarily based on the creditworthiness of the borrower and we view repossession only as a last option.

The following table sets forth the composition of our finance receivables for automobile purchase loans by state at December 31 of each year from 2006 through 2010, and at June 30, 2010 and 2011:

	AT DECEMBER 31,					AT JUNE 30,
	2006	2007	2008	2009	2010	2010	2011

South Carolina	85%	76%	64%	61%	64%	61%	60%
Texas	—	3%	7%	5%	5%	5%	10%
North Carolina	15%	21%	29%	32%	27%	30%	25%
Tennessee	—	—	—	2%	3%	3%	3%
Alabama	—	—	—	—	1%	1%	2%

Total	100%	100%	100%	100%	100%	100%	100%

The following table sets forth the total number of automobile purchase loans, finance receivables and average per loan for our automobile purchase loans by state at June 30, 2011:

	TOTAL NUMBER	FINANCE	AVERAGE
	OF LOANS	RECEIVABLES	PER LOAN
		(In thousands)

South Carolina	8,776	$68,900	$7,851
Texas	1,152	11,696	10,153
North Carolina	3,928	28,195	7,178
Tennessee	473	3,939	8,328
Alabama	236	2,009	8,514

Total	14,565	$114,739	$7,878

Furniture and Appliance Purchase Loans
We began offering loans to finance the purchase of furniture and appliances in late 2009. Our furniture and appliance purchase loans are indirect installment loans structured as retail installment sales contracts that are offered in amounts of up to $7,500. They are payable in fixed rate, fully amortizing equal monthly installments with terms of between six and 48 months, and are repayable at any time without penalty. From January 1, 2010 through June 30, 2011, our average originated net loan size and term for furniture and appliance purchase loans were $1,414 and 25 months, respectively. The weighted average yield we earned on our portfolio of furniture and appliance purchase loans was 22.8% during 2010 and 19.0% for the first six months of 2011.

Our furniture and appliance purchase loans provide financing for customers who may not qualify for prime financing from traditional lenders. We believe that the furniture and appliance purchase lending markets are underserved by sources of non-prime financing. As compared to other limited sources of non-prime financing, our furniture and appliance loans often offer more attractive interest rates and terms to customers.

Our furniture and appliance purchase loans are indirect loans made through a retailer at the point of sale without the need for the customer to visit one of our branches, similar to our indirect automobile purchase loans. We partner with furniture and appliance retailers who offer our furniture and appliance purchase loans directly to their customers. As of June 30, 2011, we provided furniture and appliance purchase loans to customers at approximately 130 furniture and appliance retail locations, including 63 franchise store locations of the largest furniture retailer in the United States. By providing a source of non-prime financing, we are often able to help our retailer partners complete sales to customers who may not otherwise have been able finance their purchase.

Our retail partners typically submit applications to us online or via facsimile while the customer waits. If a customer is not accepted by a retailer’s prime financing provider, we will evaluate the customer’s credit based on the same application data, without the need for the customer to complete an additional form. Underwriting for our furniture and appliance purchase loans is conducted through a centralized underwriting team, RMC Retail.

We individually evaluate the creditworthiness of potential furniture and appliance purchase loan customers using the same information and resources as for our other loan products, including a credit bureau report, before providing a response to the retailer within ten minutes. If we approve the loan, the retailer completes our standardized retail installment sales contract, which includes recording a security interest in the purchased furniture or appliance. Loan amounts are established based on underwriting standards designed to allow customers to affordably make their loan payments out of their discretionary income. The collections of such loans are performed within our branches. We work with customers experiencing payment difficulties to help them to find a solution and view repossession of the collateral only as a last option.

The following table sets forth the total number of furniture and appliance purchase loans, the finance receivables and average per loan for our furniture and appliance purchase loans by state at June 30, 2011:

	TOTAL NUMBER	FINANCE	AVERAGE
	OF LOANS	RECEIVABLES	PER LOAN
		(In thousands)

South Carolina	516	$657	$1,273
Texas	1,759	2,227	1,266
North Carolina	1,878	1,890	1,006
Tennessee	17	23	1,347
Alabama	20	37	1,865

Total	4,190	$4,834	$1,154

Insurance Products
We offer our customers a number of different optional insurance products and other payment protection in connection with our loans. The insurance products we offer customers are voluntary and not a condition of the loan. Our insurance products, including the types of products offered and the terms and conditions thereof, vary from state to state in compliance with applicable laws and regulations. We do not sell insurance to non-borrowers. In 2010 and the first six months of 2011, insurance income, net, was $8.3 million and $4.1 million, or 9.5% and 8.4% of our total revenue, respectively.

We market and sell insurance policies as an agent for an unaffiliated third-party insurance company. The policies are then ceded to our wholly-owned reinsurance subsidiary, RMC Reinsurance, Ltd., which then bears the full risk of the policy. For the sale of insurance policies, we, as agent, write policies only within the limitations established by our agency contracts with the unaffiliated third-party insurance company.

Credit Life Insurance, Credit Accident and Health Insurance and Involuntary Unemployment Insurance. We market and sell optional credit life insurance, credit accident and health insurance and involuntary unemployment insurance in connection with our loans in selected markets. Credit life insurance provides for the payment in full of the borrower’s credit obligation to the lender in the event of the borrower’s death. Credit accident and health insurance, which is only offered in conjunction with credit life insurance, provides for the repayment of loan installments to the lender that come due during an insured’s period of income interruption resulting from disability from illness or injury. Involuntary unemployment insurance provides for repayment of loan installments in the event the borrower is no longer employed as the result of a layoff or reduction in workforce. All customers purchasing these types of insurance from us sign a statement on the loan contract affirming that they understand that their purchase of insurance is not a condition of our granting the loan.

Collateral Protection Collision Insurance. Before we originate an automobile purchase loan or large installment loan, we require the borrower to provide proof of acceptable liability and collision insurance on the vehicle securing the loan. While we do not offer automobile insurance to our customers, we will obtain collateral protection collision insurance (“CPI”) on behalf of customers who permit their other insurance coverage to lapse. If we obtain CPI for a vehicle, the customer has the opportunity to provide proof of insurance to cancel the CPI and receive a refund of all unearned premiums.

Property Insurance. We also require that our customers provide proof of acceptable insurance for any personal property securing a loan. Customers can provide proof of such insurance purchased from a third party (such as homeowners or renters insurance) or can purchase the property insurance that we offer.

Our Branches

Our branches are generally conveniently located in visible, high traffic locations, such as shopping centers. We do not need to keep large amounts of cash at our branches because we disburse our loans by check, rather than by cash payment. As a result, our branches have an open, welcoming and hospitable layout without the need for secure booths separating our customers from our employees.

The following table sets forth the number of branches as of the dates indicated:

	AT DECEMBER 31,					AT JUNE 30,
	2006	2007	2008	2009	2010	2010	2011

South Carolina	58	59	59	58	61	60	69
Texas	21	23	30	31	35	32	40
North Carolina	10	13	18	18	19	18	23
Tennessee	—	1	5	6	10	10	17
Alabama	—	—	—	4	9	7	14

Total	89	96	112	117	134	127	163

During the period presented in the table above, we grew net branches by 74 branches. During the same period, we closed only one branch, which was consolidated with another nearby branch. In 2011, we currently plan to open at least 33 new branches in the five states that we currently serve. In evaluating whether to locate a branch in a particular community, we examine several factors, including the demographic profile of the community, demonstrated demand for consumer finance, the regulatory and political climate and the availability of suitable employees to staff, manage and supervise the new branch. We also look for a concentration of independent and franchise automobile dealers as well as furniture and appliance retailers in order to build our sales finance business.

The following table sets forth the average finance receivables per branch based on maturity:

	AVERAGE FINANCE
	RECEIVABLES PER
AGE OF BRANCH	BRANCH AS OF	PERCENTAGE INCREASE	NUMBER OF
(AS OF JUNE 30, 2011)	JUNE 30, 2011	FROM NEWER CATEGORY	BRANCHES
	(In thousands)

Branches open less than one year	$510		36
Branches open one to three years	$898	76.0%	17
Branches open three to five years	$1,567	74.5%	34
Branches open five years or more	$2,267	44.7%	76

The average contribution to operating income from our branches has historically increased as our branches mature. For the twelve months ended June 30, 2011, our branches that were open for less than one year contributed an average of $(6,700) per store, branches open one to three years contributed an average of $148,000 per store, branches open three to five years contributed an average of $300,000 per store and branches open five years or more contributed an average of $511,000 per store. We calculate the average branch contribution as total revenues generated by the branch less the expenses directly attributable to the branch, including the provision for losses associated with loans closed at the branch and operating expenses such as personnel, lease and interest expenses. General corporate overhead, including management salaries, are not attributable to any individual branch. Accordingly, the sum of branch contributions from all of our branches is greater than our income before taxes.

Payment and Loan Collections

We have implemented company-wide payment and loan collection policies and practices, which are designed to maintain consistent portfolio performance and to facilitate regulatory compliance. Our district supervisors and state vice presidents oversee the training of each branch employee in these policies and practices, which include standard procedures for communicating with customers in person, over the telephone and by mail. Our corporate procedures require the maintenance of a log of collection activity for each account. Our state vice presidents, district supervisors and internal audit teams regularly review these records to ensure compliance with our company procedures, which are designed to comply with applicable regulatory requirements. See “Risk Factors—We may be limited in our ability to collect on our loan portfolio and the security interests securing a significant portion of our loan portfolio are not perfected, which may increase our loan losses.” Our corporate policies also include encouraging customers to visit our branches to make payments. For more information on our oversight structures and procedures, see “—Employees—Monitoring and Supervision” below.

We estimate that approximately 70% of monthly loan payments are received from customers in person at our branches, with the remaining payments generally made by mail. Encouraging payment at the branch allows us to maintain regular contact with our customers and further develop our overall relationship with them. We believe that the development and continual reinforcement of personal relationships with customers improves our ability to monitor their creditworthiness, reduces credit risk and generates opportunities to offer new loan products to our customers as their credit profiles evolve. To reduce late payment risk, branch employees encourage customers to inform us in advance of expected payment problems.

Branch employees also promptly contact customers following the first missed payment due date and thereafter remain in close contact with such customers, including through phone calls and letters. Our branch employees also contact a delinquent customer’s employer and other references listed on the customer’s loan application. We use third-party skip tracing services to locate delinquent customers in the event that our branch employees are unable to do so. In certain cases, we seek a legal judgment against delinquent customers.

We obtain security interests for all of our loans, and we perfect the security interests in vehicles securing large installment loans and automobile purchase loans. For a discussion of the collateral requirements as they relate to each of our loan products, see “—Small Installment Loans” on page 65, “—Large Installment Loans” on page 66, “—Automobile Purchase Loans” on pages 67 and 68 and “—Furniture and Appliance Purchase Loans” on page 69. Our district supervisors and internal audit teams regularly review collateral documentation on our loan products to customers to confirm compliance with our guidelines. We perfect all first-lien security interests in each pledged vehicle by retaining the title to the collateral in our files until the loan is fully repaid. In certain states, we offer large installment loans secured by second-lien security interests on vehicles, in which case we instead seek to perfect our security interest by recording our lien on the title. We only initiate repossession efforts when an account is seriously delinquent, we have exhausted other means of collection and, in the opinion of management, the customer is unlikely to make further payments. Since 2010, we have sold substantially all repossessed vehicles through public sales conducted by independent automobile auction organizations, after the required post-possession waiting period. Losses on the sale of repossessed collateral are charged to the allowance for loan losses.

In certain cases, we permit our existing customers to refinance their loans. Our refinancings of existing loans are divided into three categories: refinancings of loans in an amount greater than the original loan amount, renewals of existing loans that are current and renewals of existing loans that are delinquent, which represented 19.1%, 32.9% and 1.7%, respectively, of our loan originations in 2010 and 14.5%, 36.3% and 1.3%, respectively, of our loan originations in the first six months of 2011.

Any refinancing of a loan in an amount greater than the original amount generally requires an underwriting review to determine a customer’s qualification for the increased loan amount. Furthermore, we obtain a new credit report and may complete a new application on renewals of existing loans if they have not completed one within the prior two years. We do not refinance our automobile purchase or furniture and appliance purchase loans.

While we typically only allow customers to refinance if their loan is current, we allow customers to refinance delinquent loans on a limited basis if those customers otherwise satisfy our credit standards (other than with respect to the delinquency). We believe that refinancing delinquent loans for certain deserving customers who have made periodic payments allows us to help customers to resolve temporary financial setbacks and to repair or sustain their credit. During 2010 and the first six months of 2011, we refinanced only $7.4 million and $2.9 million, respectively, of delinquent loans, and as of June 30, 2011, the outstanding balance of such refinancings was only $4.3 million, or 1.3% of gross finance receivables as of such date.

We fully reserve on our financial statements for accounts upon 180 days of contractual delinquency, however, we continue to pursue payments on such loans, which we believe improves overall recoveries. Accounts may only be charged off by our district supervisors or state vice presidents following review of the collection work applied to them. We continue to attempt to collect on charged-off loans centrally, and we do not sell any of our charged-off accounts to third-party debt purchasers, nor do we place any debt with third-party collection agencies.

Information Technology

Since 1999, we have used a data processing software package developed and owned by ParaData Financial Systems and have invested in customizing the ParaData software to improve the management of our specific processes and product types. The ParaData software is also used by many of our competitors. With this software package, we are able to fully automate all of our loan account processing and servicing. The system provides thorough management information and control capabilities, including monitoring of all loans made, collections, delinquencies and other functions. We believe that the ParaData loan management system is adequate for our current business needs and that it will support our expected growth.

Competition

The consumer finance industry is highly fragmented, with numerous competitors. The competition we face for each of our loan products is distinct.

Small and Large Installment Loans
The small and large installment loan industry is highly fragmented in the five states in which we currently operate. Our largest installment loan competitor in most of the markets in which we operate is World Acceptance Corp., an installment finance lender with approximately 1,000 branches, less than half of which are located in states that we serve. Additionally, we compete with Security Finance Corporation for small installment loans as well as for automobile purchase loans. We believe that Security Finance Corporation has in excess of 1,100 branches nationwide. We also compete with a handful of private competitors with between 100 to 250 branches in certain of the states in which we operate. We believe that the majority of our competitors are independent operators with generally less than 100 branches. We believe that competition between installment consumer loan companies occurs primarily on the basis of price, breadth of loan product offerings, flexibility of loan terms offered and the quality of customer service provided. While underbanked customers may also use alternative financial services providers, their products offer different terms and typically carry substantially higher interest rates than our installment loans. Accordingly, we believe alternative financial services providers are not an attractive alternative for customers who meet our underwriting standards, which are generally stricter than the underwriting standards of alternative financial services providers. Our small and large installment loans also compete to a lesser extent with online or peer-to-peer lenders and issuers of non-prime credit cards.

Automobile Purchase Loans
In the automobile purchase loan industry, we compete with numerous financial service companies, including non-prime auto lenders, dealers that provide financing, captive finance companies owned by automobile manufacturers and, to a limited extent, credit unions. Competition among automobile purchase lenders is largely on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered, the speed of approval and the quality of customer service provided. Much of the automobile purchase loan marketplace has shifted to processing loan applications generated at dealers through such online credit application networks as DealerTrack or RouteOne where prompt service and response times to dealers and their customers are essential to compete in this market.

Furniture and Appliance Purchase Loans
In the furniture and appliance purchase loan industry, there are currently only a small number of lenders dedicated to non-prime furniture and appliance purchase loans. To the extent customers require furniture and appliance financing but do not qualify for a retailer’s prime sources of financing, the main alternatives are rent-to-own financing providers and credit card companies. Our furniture and appliance purchase loans are typically made at competitive rates, and competition is largely on the same basis as automobile purchase loans. Point-of-sale financing decisions must be made rapidly while the customer is on the sales floor. We provide responses to customers in less than ten minutes, and we staff RMC Retail, our centralized furniture and appliance purchase loan underwriting team, with multiple shifts seven days per week during peak retail furniture shopping hours to ensure rapid response times.

Seasonality

Our loan volume and corresponding finance receivables follow seasonal trends. Demand for our loans is typically highest during the fourth quarter, largely due to holiday spending. Loan demand has generally been the lowest during the first quarter, largely due to decreases in demand as a result of the timing of income tax refunds. During the remainder of the year, our loan volume typically grows from customer loan activity. In addition, we typically generate higher loan volumes in the second half of the year from our live check campaigns, which are timed to coincide with seasonal consumer demand. Consequently, we experience significant seasonal fluctuations in our operating results and cash needs.

Employees

As of June 30, 2011, we had approximately 616 employees, none of whom were represented by labor unions. We consider our relations with our personnel to be good. We experience a high level of turnover among our entry-level employees, which we believe is typical of the consumer finance industry. However, as of June 30, 2011, our 163 branch managers had an average of more than four years of service as branch managers at Regional.

Staff and Training
Local branches are generally staffed with three to four employees. The branch manager oversees operations of the branch and is responsible for approving all loan applications. Each branch has one or two assistant managers who contact delinquent customers, review loan applications and prepare operational reports. Each branch also has a customer service representative who takes loan applications, processes loan applications, processes payments and assists in the preparation of operational reports, collection efforts and marketing activities. Larger volume branches may employ additional assistant managers and customer service representatives.

New employees are tested on a detailed training manual that outlines our operating policies and procedures during the first year of employment. In addition, each branch provides weekly in-branch training sessions and periodic training sessions outside the branch.

Monitoring and Supervision
We have robust oversight structures and procedures in place to ensure compliance with our operational standards and policies and the applicable regulatory requirements in each state. All of our loans are prepared using our loan management software, which is programmed to compute fees, interest rates and other loan terms in compliance with our underwriting standards and applicable regulations. We work with our regulatory counsel to develop standardized forms and agreements for each state, ensuring consistency and compliance.

Our loan operations are organized by state with separate business units for each of South Carolina, North Carolina and Texas and a fourth business unit that includes both Alabama and Tennessee. Several levels of management monitor and supervise the operations of each of our branches. Branch managers are directly responsible for the performance of their respective branches. District supervisors are responsible for the performance of between six and ten branches in their districts, communicating with the branch managers of each of their branches at least weekly and visiting the branches at least monthly. Four state vice presidents monitor the performance of all of our branches, primarily through communications with district supervisors. These state vice presidents communicate with the district supervisors of each of their districts at least weekly and visit each of their branches at least quarterly. Our information technology platform enables us to regularly monitor our portfolio, which we believe improves our credit performance.

At least once per year, each branch undergoes an audit by our internal auditors. These audits include an examination of cash balances and compliance with our loan approval, review and collection procedures and compliance with state and federal laws and regulations. Branches that do not receive a satisfactory grade from our internal audit team are automatically re-audited within 90 days in order to confirm operational improvements.

In 2009, we introduced a “scorecard” program to systematically monitor a range of operating metrics at each branch. Our scorecard system currently tracks 15 different dimensions of operations, including the performance and compliance of each branch on a series of underwriting metrics. Our headquarters staff provides central oversight by reconciling on a daily basis all account payments, cash balances and bank deposits for each of our branches. Senior management receives daily delinquency, loan volume, charge-off and other statistical reports consolidated by state and has access to these daily reports for each branch. On a monthly basis, district supervisors audit the operations of each branch in their geographic area and submit standardized reports detailing their findings to senior management. District supervisors and state vice presidents meet with the executive management team once per quarter to review branch scorecard results as well as to discuss other operational and financial performance results against our targets and historical standards. Remedial plans are put in place to correct any underperformance.

Properties

We own our home office buildings in Greenville, South Carolina, which total approximately 9,500 square feet. Our $500,000 line of credit is secured by a mortgage on this property. Each of our 163 branches, as of June 30, 2011, is leased under fixed term lease agreements. Our branches are located throughout South Carolina, Texas, North Carolina, Tennessee and Alabama, and the average branch size is approximately 1,200 square feet.

Government Regulation

Consumer finance companies are subject to extensive regulation, supervision and licensing under various state and federal statutes, ordinances and regulations. Many of these regulations impose detailed constraints on the terms of our loans or the retail installment sales contracts that we purchase, lending forms and operations. The software that we use to originate loans is designed to ensure compliance with all applicable lending regulations.

State Lending Regulation
In general, state statutes establish maximum loan amounts and interest rates and the types and maximum amounts of fees, insurance premiums and other fees that may be charged for both direct and indirect lending. Specific allowable charges vary by state. Statutes in Texas allow for indexing the maximum small loan amounts to the Consumer Price Index and set maximum rates for automobile purchase loans based on the age of the vehicle. Except in the state of North Carolina, our direct loan products are pre-computed loans in which the finance charge is a combination of origination or acquisition fees, account maintenance fees, monthly account handling fees and other charges permitted by the relevant state laws. Direct loans in North Carolina are structured as simple interest loans as prescribed by state law.

In addition, state laws regulate the keeping of books and records and other aspects of the operation of consumer finance companies. State and federal laws regulate account collection practices. Generally, state regulations also establish minimum capital requirements for each local branch. State agency approval is required to open new branches.

Each of our branches is separately licensed under the laws of the state in which the branch is located. Licenses granted by the regulatory agencies in these states are subject to renewal every year and may be revoked for failure to comply with applicable state and federal laws and regulations. In the states in which we currently operate, licenses may be revoked only after an administrative hearing. We believe we are in compliance with state law and regulations applicable to our lending operations in each state.

We and our operations are regulated by several state agencies, including the Consumer Finance Division of the South Carolina Board of Financial Institutions, the South Carolina Department of Consumer Affairs, the North Carolina Office of the Commissioner of Banks, the Texas Office of the Consumer Credit Commissioner, the Tennessee Department of Financial Institutions and the Alabama State Banking Department. These state regulatory agencies audit our branches from time to time, and each state agency performs an annual compliance audit of our operations in that state.

Insurance Regulation
Charges for credit insurance and similar payment protection products are made at authorized statutory rates and are stated separately in our disclosure to customers, as required by the Truth in Lending Act and by various applicable state laws.

We are also subject to state regulations governing insurance agents in the states in which we sell insurance. State insurance regulations require that insurance agents be licensed and limit the premium amount charged for such insurance. Our captive insurance subsidiary is regulated by the insurance authorities of the Turks and Caicos Islands of the British West Indies, where the subsidiary is organized and domiciled.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
At the federal level, Congress enacted comprehensive financial regulatory reform legislation on July 21, 2010, which took effect July 21, 2011. A significant focus of the new law, known as the Dodd-Frank Act, is heightened consumer protection. The Dodd-Frank Act established a new body, called the CFPB, that will have regulatory, supervisory and enforcement powers over providers of consumer financial products and services, including explicit supervisory authority to examine and require registration of non-depository lenders and promulgate rules that can affect the practices and activities of lenders.

Although the Dodd-Frank Act expressly provides that the CFPB has no authority to establish usury limits, some consumer advocacy groups have suggested that various forms of alternative financial services or specific features of consumer loan products should be a regulatory priority and it is possible that at some time in the future the CFPB could propose and adopt rules making such lending services materially less profitable or impractical, which may include installment finance loans or other products that we offer.

In addition to the grant of certain regulatory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties.

Other Federal Laws and Regulations
In addition to the Dodd-Frank Act and state and local laws and regulations, numerous other federal laws and regulations affect our lending operations. These laws include the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and in each case the regulations thereunder, and the Federal Trade Commission’s Credit Practices Rule. These laws require us to provide complete disclosure of the principal terms of each loan to the borrower, prior to the consummation of the loan transaction, prohibit misleading advertising, protect against discriminatory lending practices and proscribe unfair credit practices.

Under the Truth in Lending Act and Regulation Z promulgated thereunder, we must disclose certain material terms related to a credit transaction, including, but not limited to, the annual percentage rate, finance charge, amount financed, total of payments, the number and amount of payments and payment due dates to repay the indebtedness.

Under the Equal Credit Opportunity Act and Regulation B promulgated thereunder, we cannot discriminate against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status or age. We are also required to make certain disclosures regarding consumer rights and advise customers whose credit applications are not approved of the reasons for the rejection.

Under the Fair Credit Reporting Act, we must provide certain information to customers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency, promptly update any credit information reported to a credit reporting agency about a customer and have a process by which customers may inquire about credit information furnished by us to a consumer reporting agency.

Under the Gramm-Leach-Bliley Act, we must protect the confidentiality of our customers’ nonpublic personal information and disclose information on our privacy policy and practices, including with regard to the sharing of customers’ nonpublic personal information with third parties. This disclosure must be made to customers at the time the customer relationship is established and, in some cases, at least annually thereafter.

The Federal Trade Commission’s Credit Practices Rule limits the types of property we may accept as collateral to secure a consumer loan.

Violations of these statutes and regulations may result in actions for damages, claims for refund of payments made, certain fines and penalties, injunctions against certain practices and the potential forfeiture of rights to repayment of loans. Changes to any of these statutes and regulations may have a materially adverse effect on our business as described under “Risk Factors – Risks Related to Regulation.”

Legal Proceedings

We are involved in routine litigation and claims primarily arising out of our operations in the normal course of business, which we do not expect to have a material adverse effect upon our consolidated financial statements.

MANAGEMENT

Directors, Director Nominees and Executive Officers

The following table sets forth the names, ages and positions of our directors, director nominees and executive officers as of the date of this prospectus.

NAME	AGE	POSITION

David Perez	43	Chairman of the Board of Directors
Roel C. Campos	62	Director Nominee
Richard T. Dell’Aquila	34	Director
Richard A. Godley	63	Director
Jared L. Johnson	39	Director
Alvaro G. de Molina	54	Director Nominee
Carlos Palomares	66	Director Nominee
Erik A. Scott	43	Director
Thomas F. Fortin	47	Chief Executive Officer and Director Nominee
C. Glynn Quattlebaum	64	President and Chief Operating Officer
Robert D. Barry	67	Executive Vice President and Chief Financial Officer
A. Michelle Masters	36	Senior Vice President, Strategic Development and Corporate Secretary

David Perez has served as the chairman of the board of directors since April 2011 and has been a director of Regional since March 2007. He has served as a Managing Director with Palladium since 2003. Previously, he held senior private equity positions at General Atlantic Partners and Atlas Venture, and also held positions at Chase Capital Partners and James D. Wolfensohn, Inc. Mr. Perez serves on the Board of Directors of Palladium’s privately held portfolio companies Aconcagua Holdings, Inc., American Gilsonite Company, Capital Contractors, Inc., DolEx Dollar Express, Inc., Jordan Healthcare Holdings, Inc. and Prince Minerals, Inc. Mr. Perez serves as the Chair of the Board of Directors of the National Association of Investment Companies (NAIC), is a member of the Council on Foreign Relations, and is the President of the Board of Directors of Ballet Hispánico. Mr. Perez earned a B.S./M.S. degree from the Dresden University of Technology, an M.Eng. degree in Engineering Management from Cornell University and an M.B.A. degree from Harvard Business School.

Roel C. Campos is a director nominee. Mr. Campos is a partner with the law firm of Locke Lord Bissell & Liddell LLP, which he joined in April 2011. He practices in the areas of securities regulation, corporate governance and securities enforcement. He had previously been a partner in the law firm of Cooley Godward Kronish LLP from September 2007 to April 2011. Prior to that, he received a presidential appointment and served as a Commissioner of the Securities and Exchange Commission (“SEC”) from 2002 to 2007. Prior to serving with the SEC, Mr. Campos was a founding partner of a Houston-based radio broadcaster. Earlier in his career, he practiced corporate law and served as a federal prosecutor in Los Angeles, California. Mr. Campos is a trustee for the Managed Portfolio Series, an open-end mutual fund registered with the SEC under the Investment Company Act. Mr. Campos was selected by President Barack Obama to serve on his citizen Presidential Intelligence Advisory Board. Mr. Campos also serves on the Advisory Board for the Public Company Accounting Oversight Board and serves on various non-profit boards. Mr. Campos earned a B.S. degree from the United States Air Force Academy, an M.B.A. degree from the University of California, Los Angeles, and a J.D. degree from Harvard Law School.

Richard T. Dell’Aquila has been a director of Regional since July 2010. Mr. Dell’Aquila is a Principal at Parallel, which he joined in March 2010. Prior to joining Parallel, Mr. Dell’Aquila was a Principal at Southfield Capital Advisors LLC from January 2006 to February 2010, and has previously held positions at Sasco Capital, Inc., Pangea, Ltd, and Bear, Stearns & Co. Inc. Mr. Dell’Aquila also serves on the boards of Parallel’s privately held portfolio companies Quartermaster, Inc., USA Discounters, Inc. and Newhall Laboratories, Inc. Mr. Dell’Aquila graduated from Hamilton College where he received a B.A. degree in Economics. He also studied as an undergraduate at Oxford University.

Richard A. Godley has been a director of Regional since its inception in 1987 and is its founder. He previously served as President and Chief Executive Officer of Regional from 1987 until January 2006 and served as chairman of the board of directors from January 2006 until March 2007. Prior to founding Regional, Mr. Godley served as Senior Vice President of World Acceptance Corporation. Mr. Godley is a veteran of the U.S. Army and served in Vietnam from 1968 to 1969.

Jared L. Johnson has been a director of Regional since 2009. Mr. Johnson is a Managing Director at Parallel, which he joined as a Principal in 2003. Prior to joining Parallel, Mr. Johnson was a Vice President with Summit Partners and has previously held positions with Robertson Stephens and Kirkland Messina. Mr. Johnson also serves on the boards of Parallel’s privately held portfolio companies Marmalade Holdings, Inc., New Moosejaw, LLC, Quartermaster, Inc. and TFO Holdings, Inc. Mr. Johnson is a graduate of Stanford University, where he received an A.B. degree in American Studies.

Alvaro G. de Molina is a director nominee. Until 2009, Mr. de Molina was the Chief Executive Officer of GMAC LLC, which he had originally joined as Chief Operating Officer in 2007. Since departing GMAC LLC, Mr. de Molina has been a private investor. He also joined Cerberus Capital Management where he worked with the operations group for a period during 2007, following a 17-year career at Bank of America where he most recently served as its Chief Financial Officer from 2005 until 2007. During his tenure at Bank of America, Mr. de Molina also served as Chief Executive Officer of Banc of America Securities, President of Global Capital Markets and Investment Banking, head of Market Risk Management and Corporate Treasurer. Previously, he also served in key roles at JPMorgan Chase Bank, N.A., Becton, Dickinson and Company and PriceWaterhouse LLP (now PricewaterhouseCoopers LLP). Mr. de Molina is a member of the Board of Visitors of Duke University’s Fuqua School of Business. He holds a B.S. degree in Accounting from Fairleigh Dickinson University and an M.B.A. degree from Rutgers Business School and is a graduate of the Duke University Advanced Management Program.

Carlos Palomares is a director nominee. Since 2007, Mr. Palomares has been President and Chief Executive Officer of SMC Resources, a consulting practice that advises senior executives on business and marketing strategy. From 2001 to 2007, Mr. Palomares was Senior Vice President at Capital One Financial Corp. (Capital One), and he was Chief Operating Officer of Capital One Federal Savings Bank banking unit from 2004 to 2007. Prior to joining Capital One, Mr. Palomares held a number of senior positions with Citigroup Inc. and its affiliates, including Chief Operating Officer of Citibank Latin America Consumer Bank from 1998 to 2001, Chief Financial Officer of Citibank North America Consumer Bank from 1997 to 1998, Chairman and CEO of Citibank Italia from 1990 to 1992 and President and CEO of Citibank FSB Florida from 1992 to 1997. Mr. Palomares serves on the board of directors of Pan American Life Insurance Group, Inc. and the Coral Gables Trust Company. He also serves on the board of the Florida chapter of the National Association of Corporate Directors. Mr. Palomares earned a B.S. degree in Quantitative Analysis from New York University.

Erik A. Scott has been a director of Regional since 2007. He currently serves as a Managing Director with Palladium, a position he has held since 2010. From 2005 to 2010, he was a Vice President and Principal with Palladium. Previously, he was a Principal at FdG Associates and Parthenon Capital and also held positions at Allied Capital and Bowles Hollowell Conner & Co. Mr. Scott also serves on the boards of Palladium’s privately held portfolio companies Capital Contractors, Inc. and DolEx Dollar Express, Inc. Mr. Scott earned a B.A. degree in Economics with a concentration in Spanish from Vanderbilt University and an M.B.A. degree from the Darden Graduate School of Business Administration at the University of Virginia.

Thomas F. Fortin was appointed Chief Executive Officer of Regional in March 2007 and is also a director nominee. Prior to joining Regional, Mr. Fortin was, from 2005 to 2007, President of Cogent Strategic Advisors, LLC, a consulting firm serving institutional investors. From 1998 to 2005, Mr. Fortin was Vice President, Development for EJB Group, Inc., a private investment holding company based in Charlotte, North Carolina. From 1992 to 1998, Mr. Fortin was Vice President and Chief Financial Officer of InLight Solutions, Inc., a medical technology business located in Albuquerque, New Mexico that he co-founded. He also held positions at Bowles Hollowell Conner & Co. and Trammell Crow Company. In 2008, Mr. Fortin was elected to the Board of Directors of the American Financial Services Association (“AFSA”), the principal trade organization for the installment lending industry. He currently serves on the Executive Committee of the Board of Directors of AFSA, is Vice Chairman of the AFSA Independents Section and is the Chairman of the AFSA Political Action Committee. Mr. Fortin earned a B.S. degree in Industrial Engineering from Stanford University and an M.B.A. degree from Harvard Business School.

Mr. Fortin served as an Operating Partner of Parallel from June 2003 to March 2007. He is also the brother-in-law of F. Barron Fletcher, III, the managing member of Parallel, one of the sponsors.

C. Glynn Quattlebaum has served as President and Chief Operating Officer of Regional since March 2007. Prior to that time, he served Regional as Senior Vice President, Operations from 1998 to 2007. He is a co-founder of Regional and has been employed by Regional since its founding in 1987. Prior to joining Regional, Mr. Quattlebaum was a Supervisor with World Acceptance Corporation, where he began his career in consumer finance in 1974. Mr. Quattlebaum also serves on the board of the South Carolina Independent Consumer Finance Association.

Robert D. Barry, CPA, was appointed Executive Vice President and Chief Financial Officer of Regional in March 2007. Prior to joining Regional, Mr. Barry was the Managing Member of AccessOne Mortgage Company, LLC in Raleigh, North Carolina from 1997 to 2007. During this time, he also served as part-time Chief Financial Officer for Patriot State Bank, Fuquay-Varina, North Carolina, from March 2006 to March 2007 and Nuestro Banco, Raleigh, North Carolina, from July 2006 to March 2007. Prior to his time at AccessOne, Mr. Barry was Executive Vice President and Chief Financial Officer for Regional Acceptance Corporation, a consumer finance company unrelated to us, and prior to that he was a financial institutions partner in the Raleigh, North Carolina office of KPMG LLP. Mr. Barry earned a B.S. degree in Accounting from the University of Delaware and is a Certified Public Accountant licensed in North Carolina and Georgia.

A. Michelle Masters currently serves as Regional’s Senior Vice President, Strategic Development and Corporate Secretary. Ms. Masters joined Regional in December 1999 as Senior Financial Analyst and was promoted to Controller and Treasurer in January 2006. Ms. Masters was subsequently promoted to Senior Vice President of Finance in May 2008. Ms. Masters holds a B.A. degree in Accounting and Business Administration from Furman University and an M.B.A. degree from Clemson University.

There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors After this Offering

Our board of directors currently consists of five directors, Messrs. Dell’Aquila, Godley, Johnson, Perez and Scott, with Mr. Perez serving as chair. Upon the listing of our common stock on the New York Stock Exchange, Messrs. Campos, de Molina and Palomares, three director nominees who are independent in accordance with the criteria established by the New York Stock Exchange for independent board members, will be appointed to the board of directors. Additionally, in connection with this offering, our Chief Executive Officer, Mr. Fortin, will be appointed to our board of directors. Upon the consummation of this offering, the size of our board of directors will be increased to eight directors.

Following this offering, our existing owners will continue to control more than 50% of the voting power for the election of directors of our outstanding common stock. Accordingly, we intend to elect to rely upon exemptions available to a “controlled company” under the New York Stock Exchange corporate governance standards. These exemptions exempt us from the obligation to comply with certain New York Stock Exchange corporate governance requirements including the requirements that:

■	within one year of the date of the listing of our common stock on the New York Stock Exchange, a majority of our board of directors consists of “independent directors,” as defined under the rules of the New York Stock Exchange;

■	we have a compensation committee that is, within one year of the date of the listing of our common stock on the New York Stock Exchange, composed entirely of independent directors; and

■	we have a corporate governance and nominating committee that is, within one year of the date of the listing of our common stock on the New York Stock Exchange, composed entirely of independent directors.

Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the rules of the New York Stock Exchange. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and New York Stock Exchange rules with respect to our audit committee within the applicable time frame. See “– Board Committees – Audit Committee.”

Our board of directors will have discretion to determine the size of the board of directors. Our directors will be elected at each year’s annual meeting of stockholders.

Director Qualifications

Historically, the members of our board of directors have been designated in accordance with our current shareholders agreement, which we expect will be replaced upon completion of this offering with our amended and restated shareholders agreement. Our current shareholders agreement provides that the board is comprised of five directors, including (i) four designees of Regional Holdings LLC (which, pursuant to an agreement among the holders of Regional Holdings LLC, includes two designees of Palladium and two designees of Parallel) and (ii) a designee of our individual owners. Following this offering, our existing owners will initially continue to have the right to designate a majority of the members of our board of directors. See “Certain Relationships and Related Person Transactions – Shareholders Agreement.” Our existing owners have sought to ensure that our board of directors is composed of members whose particular experience, qualifications, attributes and professional and functional skills, when taken together, will allow the board to effectively satisfy its oversight responsibilities. In identifying candidates for membership on our board, our existing owners have historically taken into account (1) certain individual qualifications, such as high ethical standards, integrity, mature, careful judgment, industry knowledge or experience and an ability to work collegially with the other members of our board and (2) all other factors they consider appropriate, including alignment with our stockholders.

When determining whether our current directors and proposed new directors have the experience, qualifications, attributes and skills, taken as a whole, to enable our board to satisfy its oversight responsibilities effectively in light of our business and structure, our board focused primarily on their valuable contributions to our success in recent years and on the information discussed in the biographical information set forth under “Management – Directors, Director Nominees and Executive Officers.” In particular,

■	Mr. Perez was selected to serve as a director in light of his affiliation with Palladium and his significant experience in working with companies controlled by private equity sponsors, including several financial companies, and his experience in working with the management of various other companies owned by Palladium’s funds;

■	Mr. Campos was selected to serve as a director in light of his extensive financial background and experience in working with financial services companies, his experience with the SEC and his significant experience with public companies across a variety of industries;

■	Mr. Dell’Aquila was selected to serve as a director in light of his affiliation with Parallel, his extensive financial background and experience in working with financial services companies and his experience in working with the management of various other companies owned by Parallel;

■	Mr. Godley was selected to serve as a director due to his long-standing role with the company as founder and his significant continuing equity ownership;

■	Mr. Johnson was selected to serve as a director in light of his affiliation with Parallel, his extensive financial background and his experience in working with the management of various other companies owned by Parallel;

■	Mr. de Molina was selected to serve as a director in light of his extensive financial background and his significant experience with public and private financial services companies;

■	Mr. Palomares was selected to serve as a director in light of his extensive financial background and his significant experience in leadership roles with public financial services companies;

■	Mr. Scott was selected as a director in light of his affiliation with Palladium, his extensive financial background and his experience in working with the management of various other companies owned by Palladium funds; and

■	Mr. Fortin was selected to serve as a director in light of his role as our Chief Executive Officer and the management perspective he brings to board deliberations as well as his experience with the state and federal regulators applicable to our business.

Board Committees

Our board of directors has established an audit committee and a compensation committee, and will establish a corporate governance and nominating committee prior to the consummation of this offering. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee
Our audit committee currently consists of Messrs. Scott and Dell’Aquila. Upon the completion of this offering, our audit committee will consist of Messrs. Campos, Dell’Aquila, de Molina, Palomares and Scott, with Mr. de Molina serving as chair. Pursuant to the audit committee’s written charter, our audit committee is responsible for, among other things:

■	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

■	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

■	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting processes;

■	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

■	assisting the board of directors in reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

■	assisting the board of directors in monitoring the performance of our internal audit function;

■	discussing the scope and results of the audit with the independent registered public accounting firm;

■	reviewing with management and our independent auditors our annual and quarterly financial statements;

■	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

■	preparing the audit committee report that the SEC requires in our annual proxy statement.

We expect that each of Messrs. Campos, de Molina and Palomares will be, upon his appointment, an independent director for the purpose of audit committee membership.

The SEC rules and New York Stock Exchange rules require us to have a fully independent audit committee within one year of the date of the listing of our common stock on the New York Stock Exchange.

Compensation Committee

Our compensation committee currently consists of Messrs. Johnson, Godley and Perez. Upon consummation of this offering, our compensation committee will consist of Messrs. Godley, Johnson, de Molina and Perez, with Mr. Johnson serving as chair. The compensation committee is or will be responsible for, among other things:

■	reviewing and approving, or making recommendations to the board of directors with respect to, corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our CEO’s compensation level based on such evaluation;

■	reviewing and approving the compensation of our executive officers, including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensation or arrangements;

■	reviewing and recommending the compensation of our directors;

■	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules following the consummation of this offering;

■	preparing the compensation committee report required by the SEC to be included in our annual proxy statement following the consummation of this offering; and

■	reviewing and making recommendations with respect to our equity compensation plans.

Corporate Governance and Nominating Committee

Upon consummation of this offering, our corporate governance and nominating committee will consist of Messrs. Campos, Johnson and Scott, with Mr. Campos serving as chair. The corporate governance and nominating committee will be responsible for, among other things:

■	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

■	overseeing the evaluation of the board of directors and management;

■	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

■	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

Mr. Godley, a member of our compensation committee, is the founder of Regional, a significant stockholder and a party to our shareholders agreement. Prior to March 2007, he served as our President and Chief Executive Officer. Since March 2007, Mr. Godley has served as a consultant to Regional pursuant to a consulting agreement, which will be terminated pursuant to its terms upon the consummation of this offering and the payment by us of a $150,000 one-time termination fee to Mr. Godley pursuant to the terms of the consulting agreement. Mr. Godley is also a lender under our mezzanine debt arrangements, which we intend to repay with a portion of the proceeds of this offering. See “Certain Relationships and Related Person Transactions.” None of the other members of our compensation committee is our current or former officer or employee.

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

During 2010, the directors of Regional Management Corp. were Messrs. Perez, Dell’Aquila, Godley, Johnson and Scott. Our directors receive no separate compensation for service on the board of directors or on committees of the board of directors. Mr. Godley, however, received consulting fees pursuant to a consulting agreement as described under “Certain Relationships and Related Person Transactions.”

The following table provides summary information concerning the compensation received by our directors during fiscal 2010:

		ALL OTHER
NAME	YEAR	COMPENSATION		TOTAL

Richard T. Dell’Aquila	2010	—		—
Richard A. Godley	2010	$150,000	(1)	$150,000
Jared L. Johnson	2010	—		—
David Perez	2010	—		—
Erik A. Scott	2010	—		—

(1)	Mr. Godley received consulting fees pursuant to a consulting agreement as described under “Certain Relationships and Related Person Transactions.” Pursuant to this consulting agreement, we pay Mr. Godley a monthly fee equal to $12,500, as well as pay or reimburse him for all reasonable out-of-pocket expenses directly related to the performance of his duties and responsibilities to us under the agreement. Upon the consummation of this offering, the agreement will be terminated pursuant to its terms and we will pay Mr. Godley a one-time termination fee of $150,000.

Following this offering, our employees who serve as directors will receive no separate compensation for service on the board of directors or on committees of the board of directors. We anticipate that each non-employee director will receive an annual retainer of $25,000, plus $10,000 for each committee on which each such director serves. In addition, upon joining the board of directors, each non-employee director will receive options to purchase 10,000 shares of our common stock with an exercise price equal to the fair market value on the date of grant and will, subject to the director’s continued service on our board of directors, have standard vesting provisions, which will be determined prior to the consummation of this offering. We expect to grant each such non-employee director additional stock options of comparable value and terms annually. In addition, each director will be reimbursed for reasonable out-of-pocket expenses incurred in connection with his service on our board of directors. In order to set the levels of director compensation for the non-executive directors, the compensation committee reviewed the director compensation packages for the same publicly-traded comparable set used for executive officers, as described below under “– Compensation Discussion and Analysis – Compensation Determination Process,” and also spoke to executive recruiting firms as to market practice.

Compensation Discussion and Analysis

The following discussion and analysis of the compensation arrangements of our named executive officers identified in the “Summary Compensation Table” below should be read together with the compensation tables and related disclosures regarding our current plans, considerations, expectations and determinations regarding future compensation programs. Our executive compensation programs following the consummation of this offering could differ materially from those summarized in this Compensation Discussion and Analysis section.

Compensation Program Objectives

The primary objectives of our executive compensation program are to attract and retain talented executives to effectively manage and lead our company and create value for our stockholders. The compensation packages for our named executive officers generally include a base salary, performance-based annual cash awards, discretionary cash bonuses, equity awards and other benefits.

The discussion below includes a review of our compensation decisions with respect to 2010. Our named executive officers for 2010 were Thomas F. Fortin, our Chief Executive Officer; Robert D. Barry, our Executive Vice President and Chief Financial Officer; C. Glynn Quattlebaum, our President and Chief Operating Officer; and A. Michelle Masters, our Senior Vice President, Strategic Development and Corporate Secretary.

Compensation Determination Process

Our current compensation program for our named executive officers has been designed based on our view that each component of executive compensation should be set at levels that are necessary, within reasonable parameters, to successfully attract and retain skilled executives and that are fair and equitable in light of market practices. We did not use a compensation consultant in 2010. In setting an individual named executive officer’s initial compensation package and the relative allocation among different types of compensation, we consider the nature of the position being filled, the scope of associated responsibilities, the individual’s prior experience and skills and the individual’s compensation expectations, as well as the compensation of existing executive officers at our company and our general impressions of prevailing conditions in the market for executive talent.

We generally monitor compensation practices in the market where we compete for executive talent to obtain an overview of market practices and to ensure that we make informed decisions on executive pay packages. Consistent with our compensation objectives of attracting and retaining top executive talent, we believe that the base salaries and performance-based annual cash award targets of our named executive officers should be set at levels which are competitive with our peer group companies of comparable size, although we do not target any specific pay percentile for our named executive officers. To obtain a sense of the market, we review the compensation awarded by the following publicly-traded companies: Aaron’s, Inc., America’s Car-Mart, Inc., Credit Acceptance Corp., Dollar Financial Corp., EZCORP, Inc., First Cash Financial Services, Inc., Nicholas Financial, Inc., Rent-A-Center, Inc. and World Acceptance Corp., as well as select private companies in the portfolios of the sponsors and companies that compete with us. In conducting this review, we place particular emphasis on the relative size of such companies in relation to our size and also consider the overall salary levels for each position held, individual bonus targets and incentive compensation paid and equity ownership levels. We believe that appropriate base salaries for our named executive officers should generally be in line with those paid by peer group companies of comparable size, that performance-based annual cash awards should reward exceptional performance with overall compensation which can exceed those of peer group companies of comparable size and that total compensation for named executive officers may approach the higher end of such peer group companies of comparable size if bonus targets are reached.

For 2010, the compensation for our named executive officers was generally higher than publicly-traded peer companies that are smaller than us and either slightly higher, comparable to or lower than the larger publicly-traded peer group companies.

Our board of directors makes all compensation determinations for Messrs. Fortin, Quattlebaum and Barry. Historically, Ms. Masters’ compensation has been determined by Messrs. Fortin and Quattlebaum. We have an employment agreement with each of Messrs. Fortin and Quattlebaum and a letter agreement with Mr. Barry. Ms. Masters is an at-will employee and does not have an employment agreement or a letter agreement with us. We anticipate that, following this offering, the compensation committee of our board of directors will review and approve the compensation determinations for all of our executive officers.

Elements of Compensation

Base Salaries

Base salaries are intended to provide a minimum, fixed level of cash compensation sufficient to attract and retain an effective management team when considered in combination with other components of our executive compensation program. We believe that the base salary element is required to provide our named executive officers with a stable income stream that is commensurate with their responsibilities and to compensate them for services rendered during the fiscal year. Annual base salaries are established on the basis of market conditions at the time we hire an executive as well as by taking into account the particular executive’s level of qualifications and experience. Any subsequent modifications to annual base salaries are made in consideration of the appropriateness of each executive officer’s compensation, both individually and relative to the other executive officers, the individual performance of each executive officer and any significant changes in market conditions. We do not apply specific formulas to determine increases. The current annual base salaries for our named executive officers, which were at the same levels throughout 2010, are as follows: $350,000 for Mr. Fortin, $225,000 for Mr. Barry, $435,750 for Mr. Quattlebaum; and $102,300 for Ms. Masters.

Performance-Based Annual Cash Awards

Our annual incentive program is designed to drive achievement of annual corporate goals, including key financial and operating results and strategic goals that create value for stockholders. Our named executive officers are eligible for performance-based annual cash awards linked to our performance in relation to performance targets set by our board of directors. Target annual incentive levels for each named executive officer are shown in the table below. In addition, the board of directors retains the authority to award special bonuses for exceptional achievement. The awards for 2010 were based on our performance with respect to the following metrics:

■	net income from operations, which measures profitability;

■	total debt / EBITDA (earnings before interest, taxes, depreciation and amortization), which is our leverage ratio;

■	average finance receivables, which measures our loan growth;

■	net loans charged off, which measures our charge-off control; and

■	total general and administrative expense percentage, which measures our expense control.

These metrics drive the overall performance of our business from year to year and are elements of our historical financial success. Net income from operations measures the effectiveness of our management team’s execution of our strategic and operational plans. We believe that this measure accurately reflects business variables and factors that are directly within management’s control or, if not directly within management’s control, are directly influenced by decisions made by our management executives. Total debt / EBITDA measures our reliance on our credit facilities to produce cash flow. We believe that we should, over time, reduce our reliance upon borrowings and should fund proportionately more of our loan originations from operating cash flow as we grow. This measure holds management accountable for de-leveraging our balance sheet over time. Average finance receivables measures the growth of our loan portfolio. We seek to continually grow our business on a consistent and sound basis. We establish annual growth objectives for our management team for loans that we originate and service. Net loans charged off measures the control our management team exerts on loans and is ultimately a measure of the quality of underwriting policies and decisions. We guide our management team to specific aggregate net charge-off goals each year that, combined with our average finance receivables measure, balances attractive growth with effective portfolio control. Total general and administrative expense percent measure the effectiveness with which our management team utilizes our corporate resources.

The following table illustrates our five performance metrics for 2010, their initial weightings, our performance targets, our actual results, the resulting actual weightings and the maximum weightings:

				ACTUAL		ACTUAL	MAXIMUM
	INITIAL	TARGET FOR		RESULTS FOR		WEIGHTING	WEIGHTING
PERFORMANCE METRIC	WEIGHTING	2010		2010		FOR 2010	FOR 2010

Net income from operations(1)	30.0%	$15,151,000		$20,023,000		33.0%	33%
Total debt / EBITDA (2)	30.0%	5.7	x	4.5	x	33.0%	33%
Average finance receivables(3)	13.3%	$214,038,000		$216,115,000		13.5%	14.63%
Net loans charged off(4)	13.3%	8.5%		8.0%		14.1%	14.63%
Total general and administrative expense percentage(5)	13.3%	41.7%		38.3%		14.4%	14.63%
Total	100.0%					108.0%	109.89%

(1)	If net income from operations is (A) equal to or greater than 90% but less than 100% of the target, the executive is entitled to an award equal to 30% of the target award amount multiplied by a fraction, the numerator of which is equal to the actual net income from operations expressed as a percentage of the target minus 90% and the denominator of which is equal to 10%; and (B) equal to or greater than 100% of the target, the executive is entitled to an award equal to 30% of the target award amount multiplied by a fraction, the numerator of which is equal to the actual net income from operations expressed as a percentage of the target and the denominator of which is equal to 100%.

(2)	If total debt / EBITDA is (A) greater than 100% but less than 110% of the target, the executive is entitled to an award equal to 30% of the target award multiplied by a fraction, the numerator of which is equal to the difference between 110% and the actual total debt / EBITDA expressed as a percentage of the target and the denominator of which is equal to 10%; and (B) equal to or less than 100% of the target, the executive is entitled to an award equal to 30% of the target award amount multiplied by the sum of one and the difference between 100% and the actual total debt / EBITDA expressed as a percentage of the target.

(3)	If average monthly finance receivables is equal to or greater than 100% of the target, the executive is entitled to an award equal to 13.3% of the target award amount multiplied by a fraction, the numerator of which is equal to the actual finance receivables expressed as a percentage of the target and the denominator of which is equal to 100%.

(4)	If net loans charged off is equal to or less than 100% of the target, the executive is entitled to an award equal to 13.3% of the target award amount multiplied by the sum of one and the difference between 100% and actual net loans charged off expressed as a percentage of net loans charged off.

(5)	If the total general and administrative expense percentage is equal to or less than 100% of the target, the executive is entitled to an award equal to 13.3% of the target award amount multiplied by the sum of one and the difference between 100% and the actual total general and administrative expense percentage expressed as a percentage of the total general and administrative expense percentage.

Based on the extent to which we achieved the performance goals, as shown above, the following table sets forth the target award for each named executive officer for 2010 as a percentage of his or her annual base salary, the actual award, which was determined by applying the 108% performance factor based on our performance in relation to the metrics set forth in the table above, and the maximum award:

		PERCENTAGE			MAXIMUM
		OF BASE			AWARD
	ANNUAL	SALARY USED TO		ACTUAL	(109.89%
	BASE	DETERMINE AWARD	TARGET	AWARD (108%	OF TARGET
NAME	SALARY	ELIGIBILITY	AWARD	OF TARGET AWARD)	AWARD)

Thomas F. Fortin	$350,000	59%	$206,500	$223,020	$226,923
Robert D. Barry	$225,000	74.5%	$167,625	$181,035	$184,203
C. Glynn Quattlebaum	$435,750	42.4%	$184,758	$199,539	$203,031
A. Michelle Masters	$102,300	25%	$25,575	$27,621	$28,104

The percentages set forth in the table above in the column “Percentage of Base Salary Used to Determine Award Eligibility” are set forth in the employment agreements of Messrs. Fortin and Quattlebaum and the letter agreement of Mr. Barry and determined with respect to Ms. Masters by Messrs. Fortin and Quattlebaum. They are calibrated so that the total compensation opportunity for each named executive officer is commensurate with that executive’s role and responsibilities with us and so that Messrs. Fortin, Barry and Quattlebaum can have similar performance-based annual cash award opportunities despite differences in their respective base salaries. An executive must be employed by us on the last day of the performance year in order to be eligible to receive payment in respect of a performance-based annual cash award.

Discretionary Cash Bonuses

Our board of directors has made periodic cash bonus payments to Messrs. Fortin and Barry in recognition of various specific projects and achievements. There is no formula or schedule for such discretionary payments. For 2010, Mr. Fortin was paid an aggregate discretionary cash bonus of $12,000 in recognition of his leadership in developing and launching our furniture financing business and AutoCredit Source, and Mr. Barry was paid an aggregate discretionary cash bonus of $3,400 in recognition of successfully expanding our senior revolving credit facility.

Equity Awards

In 2007 and 2008, our board of directors granted options to Messrs. Fortin, Barry and Quattlebaum pursuant to our 2007 Stock Plan. See “– Outstanding Equity Awards at 2010 Fiscal Year-End.” These grants were intended to directly align the interests of such named executive officers with those of our stockholders, to give such named executive officers a strong incentive to maximize stockholder returns on a long-term basis and to aid in our recruitment and retention of key executive talent necessary to ensure our continued success. Each of Messrs. Fortin, Barry and Quattlebaum currently holds options which have a strike price of $5.4623 per share and vest 20% on the date of grant and 20% per year in each of the subsequent four years. In addition, these options vest and become exercisable in full upon the occurrence of a Change of Control (as defined in the Option Award Agreements). Our board of directors did not grant any equity awards during 2009 or 2010.

Other Compensation

We also provide various other limited perquisites and other personal benefits to our named executive officers that are intended to be part of a competitive compensation program. These benefits include 401(k) plan matching contributions for each of our named executive officers and monthly automobile allowances of $1,150 for Messrs. Fortin and Barry and $1,650 for Mr. Quattlebaum. Mr. Quattlebaum receives a higher allowance to reflect additional driving that he does for us in his capacity as President and Chief Operating Officer. The board of directors believes that these benefits are comparable to those offered by other companies that compete with us for executive talent and consistent with our overall compensation program. Perquisites are not a material part of our compensation program. We also provide our named executive officers with benefits that are generally available to all of our employees, including health insurance, disability insurance, dental insurance, vision insurance, a $10,000 life insurance benefit and vacation time. See “– Summary Compensation Table – All Other Compensation.”

Payments Upon Termination and Change in Control

Pursuant to the terms of his employment agreement or letter agreement, each of Messrs. Fortin, Barry and Quattlebaum is entitled to certain benefits upon the termination of his employment with us, the terms of which are described below under “Potential Payments Upon Termination or Change in Control.” These benefits are intended to alleviate concerns that may arise in the event of an executive’s separation from service with us and enable executives to fully focus on their duties to us while employed by us. As noted above under “– Equity Awards,” outstanding options held by Messrs. Fortin, Barry and Quattlebaum pursuant to our 2007 Stock Plan vest upon a change in control.

Actions Taken in 2011 and Anticipated Actions in Connection with the Offering

We anticipate making adjustments to our executive compensation program in connection with this offering. At the time of this offering, we intend to grant          ,          ,           and           options to Mr. Fortin, Mr. Barry, Mr. Quattlebaum and Ms. Masters, respectively. In addition, we intend to grant options to certain of our directors. The options will vest in five equal annual installments beginning on the first anniversary of the grant date, each have an exercise price equal to the initial public offering price and will be granted pursuant to the 2011 Stock Plan.

Following the consummation of this offering, we may determine that we wish to change some of our executive compensation programs in light of the availability of publicly-traded equity as a compensation tool, but we have not yet formulated any plans to make such changes.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code (the “Code”) limits the ability of the company to deduct for tax purposes compensation over $1,000,000 to our principal executive officer or any one of our three highest paid executive officers, other than our principal executive officer or principal financial officer, who are employed by us on the last day of our taxable year, unless, in general, the compensation is paid pursuant to a plan that is performance related, non-discretionary and has been approved by our stockholders. No such limitation on deductibility was applicable in 2010. The compensation committee will review and consider the deductibility of executive compensation under Section 162(m) and may authorize certain payments that will be in excess of the $1,000,000 limitation. The compensation committee believes that it needs to balance the benefits of designing awards that are tax-deductible with the need to design awards that attract, retain and reward executives responsible for the success of the company.

Summary Compensation Table

The following table provides summary information concerning the compensation for services rendered to us during fiscal 2010 by (1) our Chief Executive Officer, (2) our Chief Financial Officer and (3) each of our other executive officers as of December 31, 2010 (collectively, “the named executive officers”).

				NON-EQUITY
				INCENTIVE PLAN	ALL OTHER
		SALARY	BONUS	COMPENSATION	COMPENSATION	TOTAL
NAME AND PRINCIPAL POSITION	YEAR	($)	($)(1)	($)	($)(2)	($)

Thomas F. Fortin, Chief Executive Officer	2010	350,000	12,000	223,020	15,847	600,867
Robert D. Barry, Executive Vice President and Chief Financial Officer	2010	225,000	3,400	181,035	17,894	427,329
C. Glynn Quattlebaum, President and Chief Operating Officer	2010	435,750	—	199,539	26,695	661,984
A. Michelle Masters, Senior Vice President, Strategic Development and Corporate Secretary	2010	102,300	—	27,621	4,118	134,039

(1)	Represents discretionary bonuses awarded in 2010. See “Compensation Discussion and Analysis – Elements of Compensation – Discretionary Cash Bonuses.”

(2)	Represents aggregate automobile allowance payments of $13,800 to each of Messrs. Fortin and Barry, and $19,800 to Mr. Quattlebaum, a 401(k) plan matching contribution of $2,047 (of which $178 was an excess contribution and was refunded by the 401(k) plan administrator to the executive), $4,094 (of which $2,441 was an excess contribution and was refunded by the 401(k) plan administrator to the executive), $6,895 (of which $5,508 was an excess contribution and was refunded by the 401(k) plan administrator to the executive) and $2,224 (of which $378 was an excess contribution and was refunded by the 401(k) plan administrator to the executive) to Mr. Fortin, Mr. Barry, Mr. Quattlebaum and Ms. Masters, respectively, and a cash payment of $1,894 to Ms. Masters in lieu of accrued and unused vacation time as provided by company policy.

Grants of Plan-Based Awards in 2010

The following table reflects grants of plan-based awards made by us in 2010 to our named executive officers.

	ESTIMATED FUTURE PAYOUTS
	UNDER NON-EQUITY INCENTIVE PLAN
	AWARDS(1)
	THRESHOLD	TARGET	MAXIMUM
NAME	($)	($)	($)

Thomas F. Fortin, Chief Executive Officer	—	206,500	226,923
Robert D. Barry, Executive Vice President and Chief Financial Officer	—	167,625	184,203
C. Glynn Quattlebaum, President and Chief Operating Officer	—	184,758	203,031
A. Michelle Masters, Senior Vice President, Strategic Development and Corporate Secretary	—	25,575	28,104

(1)	Amounts represent estimated possible payments under our annual incentive program. Actual amounts paid under the annual incentive program for 2010 are shown in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table.” For more information on the performance metrics applicable to these awards, see “Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Annual Cash Awards.”

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2010.

	OPTION AWARDS
	NUMBER OF		NUMBER OF
	SECURITIES		SECURITIES
	UNDERLYING		UNDERLYING
	UNEXERCISED		UNEXERCISED		OPTION
	OPTIONS		OPTIONS		EXERCISE	OPTION
	(#)		(#)		PRICE	EXPIRATION
NAME	EXERCISABLE		UNEXERCISABLE		($)	DATE

Thomas F. Fortin, Chief Executive Officer	117,937.8	(1)	78,625.2	(1)	$5.4623	3/21/17
Robert D. Barry,	58,968.8	(2)	14,742.2	(2)	$5.4623	3/21/17
Executive Vice President and Chief Financial Officer	14,702.4	(3)	9,801.6	(3)	$5.4623	3/21/17
C. Glynn Quattlebaum, President and Chief Operating Officer	235,875.2	(2)	58,968.8	(2)	$5.4623	3/21/17
A. Michelle Masters, Senior Vice President, Strategic Development and Corporate Secretary

(1)	Of these options, 20% vested on the February 26, 2008 grant date; 20% vested on March 21, 2009; 20% vested on March 21, 2010; 20% vested on March 21, 2011; and 20% are scheduled to vest on March 21, 2012, subject to Mr. Fortin remaining employed by us through such vesting date. The remaining unvested options automatically vest upon a change of control, which would be triggered, among other things, if the existing owners cease to own at least 50% of the outstanding voting power of the Company.

(2)	Of these options, 20% vested on the October 11, 2007 grant date; 20% vested on March 21, 2008; 20% vested on March 21, 2009; 20% vested on March 21, 2010; and 20% vested on March 21, 2011.

(3)	Of these options, 20% vested on the April 23, 2008 grant date; 20% vested on April 23, 2009; 20% vested on April 23, 2010; 20% vested on April 23, 2011; and 20% are scheduled to vest on April 23, 2012, subject to Mr. Barry remaining employed by us through such vesting date. The remaining unvested options automatically vest upon a change of control, which would be triggered, among other things, if the existing owners cease to own at least 50% of the outstanding voting power of the Company.

Option Exercises and Stock Vested in 2010

None of our named executive officers had options that were exercised or restricted stock that vested during 2010.

Pension Benefits for 2010

We do not offer pension benefits to our named executive officers.

Non-Qualified Deferred Compensation for 2010

We do not offer non-qualified deferred compensation to our named executive officers.

Potential Payments Upon Termination or Change in Control

The following table illustrates the additional benefits that would have been triggered for Messrs. Fortin, Barry and Quattlebaum by a termination or change in control of our company on December 31, 2010. The actual amounts that would be payable in these circumstances can only be determined at the time of the executive’s termination or a change in control and, accordingly, may differ from the estimated amounts set forth in the tables below. Ms. Masters would not have been entitled to additional benefits triggered by such events.

Mr. Fortin

		ACCELERATED
	SALARY	VESTING	COBRA
	CONTINUATION	OF OPTIONS	PREMIUMS	TOTAL
	($)	($)	($)	($)

Termination With Cause; Voluntary Termination; Death(1)	—	—	—	—
Disability(2)	175,000	—	11,545	186,545
Termination Without Cause; Involuntary Termination(2)	175,000	—	11,545	186,545
Change in Control	—	(3)	—	(3)

(1)	If Mr. Fortin’s death occurs during a fiscal year, he is entitled to a pro rata portion of his performance-based annual cash award for the year.

(2)	Following termination upon Disability, termination without Cause or an Involuntary Termination (each as defined in Mr. Fortin’s Employment Agreement), Mr. Fortin would be entitled to continued salary payments for six months, provided that those payments will be reduced by the value of any disability benefits paid to Mr. Fortin (in the case of Disability) and by the amount of any income Mr. Fortin earns from any other employment. During the salary continuation period, Mr. Fortin is entitled to COBRA premium payments for coverage comparable to that under our group medical plan unless he becomes entitled to health insurance from a subsequent employer. If Mr. Fortin’s termination upon Disability, termination without Cause or Involuntary Termination occurs during a fiscal year, he is entitled to a pro rata portion of his performance-based annual cash award for the year.

(3)	Upon a Change of Control (as defined in Mr. Fortin’s Option Award Agreement), all of Mr. Fortin’s unvested options would vest. As of December 31, 2010, Mr. Fortin held 78,625.2 unvested options. Because there was no public market for our Common Stock as of December 31, 2010, the market value of each share of Common Stock as of that date is not determinable. Accordingly, we cannot calculate the value of accelerated vesting of options on that date.

Mr. Fortin is subject to non-competition and non-solicitation covenants for three years following termination of his employment with us.

Mr. Barry

		ACCELERATED
	SALARY	VESTING	COBRA
	CONTINUATION	OF OPTIONS	PREMIUMS	TOTAL
	($)	($)	($)	($)

Termination Without Cause(1)	112,500	—	—	112,500
Change in Control	—	(2)	—	(2)

(1)	Following termination without cause, Mr. Barry would be entitled to continued salary payments for six months.

(2)	Upon a Change of Control (as defined in Mr. Barry’s Option Award Agreements), all of Mr. Barry’s unvested options would vest. As of December 31, 2010, Mr. Barry held an aggregate of 24,543.8 unvested options. Because we there was no public market for our

Common Stock as of December 31, 2010, the market value of each share of Common Stock as of that date is not determinable. Accordingly, we cannot calculate the value of accelerated vesting of options on that date.

Mr. Quattlebaum

		ACCELERATED
	SALARY	VESTING	COBRA
	CONTINUATION	OF OPTIONS	PREMIUMS	TOTAL
	($)	($)	($)	($)

Termination With Cause; Voluntary Termination; Death(1)	—	—	—	—
Disability(2)	435,750	—	23,697	459,447
Termination Without Cause; Involuntary Termination(2)	435,750	—	23,697	459,447
Change in Control	—	(3)	—	(3)

(1)	If Mr. Quattlebaum’s death occurs during a fiscal year, he is entitled to a pro rata portion of his performance-based annual cash award for the year.

(2)	Following termination upon Disability, termination without Cause or an Involuntary Termination (each as defined in Mr. Quattlebaum’s Employment Agreement), Mr. Quattlebaum would be entitled to continued salary payments for twelve months, provided that those payments will be reduced by the value of any disability benefits paid to Mr. Quattlebaum (in the case of Disability) and by the amount of any income Mr. Quattlebaum earns from any other employment. During the salary continuation period, Mr. Quattlebaum is entitled to COBRA premium payments for coverage comparable to that under our group medical plan unless he becomes entitled to health insurance from a subsequent employer. If Mr. Quattlebaum’s termination upon Disability, termination without Cause or Involuntary Termination occurs during a fiscal year, he is entitled to a pro rata portion of his performance-based annual cash award for the year.

(3)	Upon a Change of Control (as defined in Mr. Quattlebaum’s Option Award Agreement), all of Mr. Quattlebaum’s unvested options would vest. As of December 31, 2010, Mr. Quattlebaum held 58,968.8 unvested options. Because there was no public market for our Common Stock as of December 31, 2010, the market value of each share of Common Stock as of that date is not determinable. Accordingly, we cannot calculate the value of accelerated vesting of options on that date.

Mr. Quattlebaum is subject to a non-solicitation covenant for three years following termination of his employment with us.

Employment Agreements

The agreements described in this section are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Employment Agreement with Mr. Fortin

We have entered into an employment agreement with Mr. Fortin as of February 29, 2008, as amended, pursuant to which he serves as our Chief Executive Officer. The employment term is a five-year term that began on February 29, 2008.

Mr. Fortin is currently entitled to receive an annual base salary of $350,000, which is subject to increases as may be determined by our board of directors from time to time. With respect to each calendar year during the employment term, Mr. Fortin is also eligible to earn an annual bonus award under the applicable bonus plan based upon the achievement of performance targets established by our board of directors. Pursuant to the employment agreement, Mr. Fortin also received a grant of 196,563 time-vesting stock options, subject to the terms of our 2007 Stock Plan, which will fully accelerate upon a “change in control” of the Company.

If Mr. Fortin’s employment is terminated by us without “cause” or by Mr. Fortin as a result of “involuntary termination”, Mr. Fortin will be entitled to receive (1) accrued but unpaid salary, bonus and expense reimbursements through his termination date, (2) continued payment of his annual base salary until six months after his termination date, reduced by the amount of income received by Mr. Fortin from other employment during that period, (3) payment of the COBRA premium applicable to Mr. Fortin for comparable coverage under our group medical plan for so long as he is entitled to continued payment of his base salary and is not entitled to obtain insurance from a subsequent employer and (4) an amount equal to the annual cash bonus award, if any, that Mr. Fortin would have been entitled to receive pursuant to the terms of his employment agreement in respect of such year had his employment not terminated, prorated for the portion of such year Mr. Fortin was employed during such year. Such salary and bonus would be paid as and at such times as Mr. Fortin would have received his salary and bonus had he remained our employee.

If Mr. Fortin’s employment terminates due to his death or “disability” (as defined in his employment agreement), Mr. Fortin will be entitled to receive accrued but unpaid salary, bonus and expense reimbursement prior to his death or disability, and an amount equal to the annual cash bonus award, if any, that Mr. Fortin would have been entitled to receive pursuant to the terms of his employment agreement in respect of such year had his employment not terminated, prorated for the portion of such year Mr. Fortin was employed during such year. Such salary and expense reimbursement is payable within 45 days of his death or disability, and such bonus would be paid as and at such times as Mr. Fortin would have received his salary and bonus had he remained our employee. In addition, in the event Mr. Fortin’s employment is terminated due to disability, he is entitled to continued payment of his annual base salary until six months after his termination date, reduced by the amounts payable under any disability insurance, plan or policy maintained by us and by the amount of any salary, wages or other income paid to or for the benefit of Mr. Fortin from any other employment, and payment of the COBRA premiums, when due, for Mr. Fortin to obtain continuation medical insurance for such period or until he obtains health insurance from a subsequent employer. Such salary would be paid as and at such times as Mr. Fortin would have received his salary had he remained our employee.

If we terminate Mr. Fortin’s agreement with “cause,” or if Mr. Fortin voluntarily terminates his employment not due to “involuntary termination,” he is entitled only to accrued but unpaid salary and expense reimbursements through his termination date.

For the purpose of the employment agreement with Mr. Fortin, “cause” includes (1) the willful or grossly negligent material failure by Mr. Fortin to perform his duties thereunder; (2) Mr. Fortin’s conviction of any felony or certain other crimes; (3) certain acts of fraud, embezzlement or misappropriation; (4) certain failures to comply with any written policy of ours that materially interferes with his ability to discharge his duties, responsibilities or obligations under his employment agreement; (5) the knowing misstatement of our financial records; (6) the material breach by Mr. Fortin of any of the terms of his employment agreement; or (7) the failure to disclose material financial or other information to our board of directors.

For the purpose of the employment agreement with Mr. Fortin, “involuntary termination” means Mr. Fortin’s termination of his employment which, in his good faith judgment, is due to a material change of Mr. Fortin’s responsibilities, position, authority, duties or in the terms or status of his employment agreement or a reduction in his base salary.

Mr. Fortin is also subject to a covenant not to disclose our confidential information during his employment term and at all times thereafter and covenants not to compete with us and not to solicit our employees or customers during his employment term and for three years following termination of his employment for any reason.

Employment Agreement with Mr. Quattlebaum

We have entered into an employment agreement with Mr. Quattlebaum as of March 21, 2007, as amended, pursuant to which Mr. Quattlebaum serves as our President and Chief Operating Officer. The employment term is a five-year term that began on March 21, 2007.

Mr. Quattlebaum is currently entitled to receive an annual base salary of $435,750, which is subject to increases as may be determined by our board of directors from time to time. With respect to each calendar year during the employment term, Mr. Quattlebaum is also eligible to earn an annual bonus award under the applicable bonus plan based upon the achievement of performance targets established by our board of directors. Pursuant to the employment agreement, Mr. Quattlebaum also received a grant of 294,844 time-vesting stock options to Mr. Quattlebaum, subject to the terms of our 2007 Stock Plan, which will fully accelerate upon a “change in control” of the Company.

If Mr. Quattlebaum’s employment is terminated by us without “cause” or by Mr. Quattlebaum as a result of “involuntary termination” (as such terms are defined in the employment agreement), Mr. Quattlebaum will be entitled to receive (1) accrued but unpaid salary, bonus and expense reimbursement through his termination date, (2) continued payment of his annual base salary until twelve months after his termination date, (3) payment of the COBRA premium applicable to Mr. Quattlebaum for comparable coverage under our group medical plan for so long as he is entitled to continued payment of his base salary and is not entitled to obtain insurance from a subsequent employer and (4) an amount equal to the annual cash bonus award, if any, that Mr. Quattlebaum would have been entitled to receive pursuant to the terms of his employment agreement in respect of such year had his employment not terminated, prorated for the portion of such year Mr. Quattlebaum was employed during such year. Such salary and bonus would be paid as and at such times as Mr. Quattlebaum would have received his salary and bonus had he remained our employee.

If we terminate Mr. Quattlebaum’s agreement with “cause,” or if Mr. Quattlebaum voluntarily terminates his employment for a reason other than due to “involuntary termination,” he is entitled only to accrued but unpaid salary and expense reimbursements through his termination date.

If Mr. Quattlebaum’s employment terminates due to his death or “disability” (as defined in his employment agreement), Mr. Quattlebaum will be entitled to receive accrued but unpaid salary, bonus and expense reimbursement prior to his death or disability, and an amount equal to the annual cash bonus award, if any, that Mr. Quattlebaum would have been entitled to receive pursuant to the terms of his employment agreement in respect of such year had his employment not terminated, prorated for the portion of such year Mr. Quattlebaum was employed during such year. Such salary and expense reimbursement is payable within 45 days of his death or disability, and such bonus would be paid as and at such times as Mr. Quattlebaum would have received his bonus had he remained our employee. In addition, in the event Mr. Quattlebaum’s employment is terminated due to disability, he is entitled to continued payment of his annual base salary until twelve months after his termination date, reduced by the amounts payable under any disability insurance, plan or policy maintained by us, and payment of the COBRA premiums, when due, for Mr. Quattlebaum to obtain continuation medical insurance for such period or until he obtains health insurance from a subsequent employer. Such salary would be paid as and at such times as Mr. Quattlebaum would have received his salary had he remained our employee.

For the purpose of the employment agreement with Mr. Quattlebaum, “cause” includes (1) the willful or grossly negligent material failure by Mr. Quattlebaum to perform his duties thereunder; (2) Mr. Quattlebaum’s conviction of any felony or certain other crimes; (3) certain acts of fraud, embezzlement or misappropriation; (4) certain failures to comply with any written policy of ours that materially interferes with his ability to discharge his duties, responsibilities or obligations under his employment agreement; (5) the knowing misstatement of our financial records; (6) the material breach by Mr. Quattlebaum of any of the terms of his employment agreement; or (7) the failure to disclose material financial or other information to our board of directors.

For the purpose of the employment agreement with Mr. Quattlebaum, “involuntary termination” means Mr. Quattlebaum’s termination of his employment which, in his good faith judgment, is due to a material change of Mr. Quattlebaum’s responsibilities, position, authority, duties or in the terms or status of his employment agreement, a reduction in his base salary or a forced relocation outside the Greenville, SC metropolitan area.

Mr. Quattlebaum is also subject to a covenant not to disclose our confidential information during his employment term and at all times thereafter and covenants not to solicit our employees or customers during his employment term and for three years following termination of his employment for any reason.

Employment Letter Agreement with Mr. Barry

We have entered into a letter agreement with Mr. Barry as of July 1, 2008, as amended, pursuant to which Mr. Barry serves as our Executive Vice President and Chief Financial Officer.

Mr. Barry is currently entitled to receive an annual base salary of $225,000, subject to annual review. With respect to each calendar year during the employment term, the letter agreement provides that Mr. Barry is also eligible to earn an annual bonus award under the applicable bonus plan based upon the achievement of our performance targets for Mr. Barry established by our board of directors. The employment agreement also provides for the grant of stock options to Mr. Barry under our 2007 Stock Plan to increase his option holdings to 1.00% of Regional’s outstanding and reserved shares, which options were granted in 2008.

If we terminate Mr. Barry’s employment without cause, he is entitled to receive six months of his prevailing base salary as severance.

2007 Management Incentive Plan

General
We adopted our 2007 Stock Plan effective as of March 21, 2007. The 2007 Stock Plan permits the grant of non-qualified stock options and incentive stock options to our and our subsidiaries’ key employees, executive officers, non-employee directors, consultants or other independent advisors. As of June 30, 2011, 447,790 shares of our common stock were available for future awards of options under the 2007 Stock Plan. No awards may be made under the 2007 Stock Plan after the tenth anniversary of the effective date of the plan. We will not grant any further awards under the 2007 Stock Plan following the completion of this offering.

Administration
The 2007 Stock Plan is administered by the board of directors or such other committee of our board of directors to which it has delegated power (the “Committee”), which, prior to our initial registration, unless the board of directors determines otherwise, consists of the entire board of directors. The Committee has the full authority and discretion to administer the 2007 Stock Plan and to take any action that is necessary or advisable in connection with the administration of the 2007 Stock Plan, including, without limitation, the authority and discretion to interpret and construe any provision of the 2007 Stock Plan, or any agreement, notification, or document entered into or delivered pursuant to the 2007 Stock Plan, and to determine whether a participant’s termination of employment resulted from voluntary resignation for good reason, discharge for cause, or any other reason. The interpretation and construction by the Committee of any such provision and any determination by the Committee pursuant to any provision of the 2007 Stock Plan, or any agreement, notification, or document entered into or delivered pursuant to the 2007 Stock Plan, will be final and conclusive.

Terms of Stock Options
Options granted under the 2007 Stock Plan are vested and exercisable at such times and upon such terms and conditions as may be determined by the Committee, but in no event will an option be exercisable more than ten years after it is granted. Under the 2007 Stock Plan, the exercise price per share for any option awarded is determined by the Committee, but may not be less than 100% of the fair market value of a share on the day the option is granted.

All stock options granted by our board of directors to date under the 2007 Stock Plan have been granted at or above the fair market value of our common stock at the grant date based upon the most recent valuation of our common stock. As a privately-owned company, there has been no market for our common stock. Accordingly, we have no program, plan or practice pertaining to the timing of stock option grants to executive officers, coinciding with the release of material non-public information.

An option may be exercised by paying the exercise price in cash or its equivalent, shares, to the extent authorized by the Committee, by permitting us to withhold a number of shares otherwise issuable having an aggregate value equal to the aggregate exercise price in respect of the option, or any combination of the foregoing.

As of June 30, 2011, options to purchase 589,622 shares of our common stock were outstanding under the 2007 Stock Plan.

Any shares of our common stock issued upon the exercise of such options are subject to a repurchase right, pursuant to which we may repurchase shares acquired upon the exercise of an option, in specified circumstances including any termination of employment of a participant. This repurchase right will lapse upon the closing of a public offering of our shares.

Each of Messrs. Fortin, Barry and Quattlebaum currently holds options which have a strike price of $5.4623 per share and vest 20% on the date of grant and 20% per year in each of the subsequent four years. In addition, these options vest and become exercisable in full upon the occurrence of a Change of Control (as defined in the Option Award Agreements). Our board of directors did not grant any equity awards during 2009 or 2010.

Adjustments Upon Certain Events
The Committee will make or provide for adjustment in the number of shares subject to the 2007 Stock Plan, the number of shares subject to an option granted under the 2007 Stock Plan, the option price applicable to any such options, in each case as the Committee in its sole discretion may determine is equitably required to maintain the intent of the 2007 Stock Plan or to prevent dilution or enlargement of the rights of participants that would otherwise result from (1) any stock dividend, stock split, combination of shares, recapitalization, or other change in the capital structure of the Company, (2) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (3) any other corporate transaction or event having an effect similar to any of the foregoing. In addition, in the event of any such transaction or event, the Committee, in its sole discretion, may provide in substitution for any or all outstanding options under the 2007 Stock Plan, such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection with such substitution the surrender of all stock options so replaced.

Amendment and Termination
The Committee may amend or terminate the 2007 Stock Plan at any time, provided that the 2007 Stock Plan may not be amended without further approval of our stockholders if such amendment would result in the plan no longer satisfying any applicable listing requirements. In addition, neither the Committee nor the board may reduce the exercise price of an option, or replace an underwater option with a new option having a lower exercise price, without approval of each class of stockholders of the corporation, in each case other than amendments made pursuant to the Committee’s authority to adjust awards upon certain events (described under “Adjustments Upon Certain Events” above).

2011 Stock Incentive Plan

Our board of directors expects to adopt, and we expect our stockholders to approve, the 2011 Stock Plan prior to the completion of this offering. The following description of the 2011 Stock Plan is not complete and is qualified by reference to the full text of the 2011 Stock Plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose

The purpose of the 2011 Stock Plan is to aid us and our affiliates in recruiting and retaining key employees, directors and other service providers of outstanding ability and to motivate those employees, directors, consultants and other service providers to exert their best efforts on our behalf and on behalf of our affiliates by providing incentives through the granting of stock options, stock appreciation rights (“SARs”), other stock-based awards, and other performance-based awards.

Shares Subject to the Plan

The 2011 Stock Plan provides that the total number of shares of common stock that may be issued under the 2011 Stock Plan is 950,000, and the maximum number of shares for which incentive stock options may be granted to any participant in one fiscal year is 475,000. Shares of our common stock covered by awards that terminate or lapse without the payment of consideration may be granted again under the 2011 Stock Plan. Awards may be made under the 2011 Stock Plan in substitution for outstanding awards previously granted by a company that is acquired by us, but the shares subject to such substituted awards will not be counted against the aggregate number of shares otherwise available for awards under the 2011 Stock Plan.

Administration

The 2011 Stock Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has delegated power (the “Committee”). The Committee is authorized to interpret the 2011 Stock Plan, to establish, amend and rescind any rules and regulations relating to the 2011 Stock Plan and to make any other determinations that it deems necessary or desirable for the administration of the 2011 Stock Plan and may delegate such authority. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the 2011 Stock Plan in the manner and to the extent the Committee deems necessary or desirable. The Committee will have the full power and authority to establish the terms and conditions of any award consistent with the provisions of the 2011 Stock Plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Determinations made by the Committee need not be uniform and may be made selectively among participants in the 2011 Stock Plan.

Limitations

No award may be granted under the 2011 Stock Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options

The Committee may grant non-qualified stock options and incentive stock options, which will be subject to the terms and conditions as set forth in the 2011 Stock Plan, the related award agreement and any other terms, not inconsistent therewith, as determined by the Committee; provided that all stock options granted under the 2011 Stock Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date an option is granted (other than in the case of options granted in substitution of previously granted awards), and all stock options that are intended to qualify as incentive stock options will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2011 Stock Plan will be 10 years from the initial date of grant. The purchase price for the shares as to which a stock option is exercised will be paid to us, to the extent permitted by law (1) in cash or its equivalent at the time the stock option is exercised, (2) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee, so long as the shares will have been held for such period established by the Committee in order to avoid adverse accounting treatment, (3) partly in cash and partly in shares, (4) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being obtained upon the exercise of the stock option and to deliver to us an amount out of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (5) allow for payment through a “net settlement” feature. The “repricing” of stock options is prohibited without prior approval of our stockholders.

Stock Appreciation Rights

The Committee may grant stock appreciation rights, or SARs, independent of or in connection with a stock option. The exercise price per share of a SAR will be an amount determined by the Committee but in no event will such amount be less than 100% of the fair market value of a share on the date the SAR is granted (other than in the case of SARs granted in substitution of previously granted awards). Generally, each SAR will entitle the participant upon exercise to an amount equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the exercise price per share, times (2) the numbers of shares of common stock covered by the SAR. As discussed above with respect to options, the “repricing” of SARs is prohibited under the 2011 Stock Plan without prior approval of our stockholders.

Other Stock-Based Awards (including Performance-Based Awards)

In addition to stock options and SARs, the Committee may grant or sell awards of shares, restricted shares, restricted stock units, and awards that are valued in whole or in part by reference to, or otherwise based on the fair market value of shares, including performance-based awards. The Committee, in its sole discretion, may grant awards which are denominated in shares or cash (such awards, “Performance-Based Awards”), which awards may, but are not required to, be granted in a manner which is intended to be deductible by us under Section 162(m) of the Code. Such Performance-Based Awards will be in such form, and dependent on such conditions, as the Committee will determine, including, without limitation, the right to receive, or vest with respect to, one or more shares or the cash value of the award upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. The maximum amount of a Performance-Based Award that may be earned during each fiscal year during a performance period by any participant will be: (x) with respect to Performance-Based Awards that are denominated in shares, 475,000 shares and (y) with respect to Performance-Based Awards that are denominated in cash, $2,500,000. The amount of the Performance-Based Award actually paid to a participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee.

Effect of Certain Events on 2011 Stock Plan and Awards

In the event of any stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate exchange, any equity restructuring (as defined under FASB Accounting Standard Codification 718), or any distribution to stockholders of common stock other than regular cash dividends or any similar event, the Committee in its sole discretion and without liability to any person will make such substitution or adjustment, if any, as it deems to be reasonably necessary to address, on an equitable basis, the effect of such event, as to (i) the number or kind of common stock or other securities that may be issued as set forth in the 2011 Stock Plan or pursuant to outstanding awards, (ii) the maximum number of shares for which options or SARs may be granted during a fiscal year to any participant, (iii) the maximum amount of a Performance-Based Award that may be granted during a fiscal year to any participant, (iv) the exercise price of any award and/or (v) any other affected terms of such awards. Except as otherwise provided in an award agreement or otherwise determined by the Committee, in the event of a Change in Control (as defined in the 2011 Stock Plan), with respect to any outstanding awards then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions, the Committee may, but will not be obligated to, in a manner intended to comply with the requirements of Section 409A of the Code, (1) accelerate, vest, or cause the restrictions to lapse with all or any portion of an award, (2) cancel awards for fair value (as determined in the sole discretion of the Committee), which, in the case of stock options and SARs, may equal the excess, if any, of the value of the consideration to be paid in the Change in Control transaction to holders of the same number of shares subject to such stock options or SARs over the aggregate exercise price of such stock options or SARs, (3) provide for the issuance of substitute awards or (4) provide that the stock options will be exercisable for all shares subject thereto for a period of at least 30 days prior to the Change in Control and that upon the occurrence of the Change in Control, the stock options will terminate and be of no further force or effect. The Committee may cancel stock options and SARs for no consideration if the fair market value of the shares subject to such options or SARs is less than or equal to the aggregate exercise price of such stock options or SARs.

Forfeiture and Clawback

The Committee may in its sole discretion specify in an award or a policy that is incorporated into an award by reference that the participant’s rights, payments, and benefits with respect to such award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions contained in such award. Such events may include, but are not limited to, termination of employment for cause, termination of the participant’s provision of services to us, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the participant, or adverse restatement of our previously released financial statements as a consequence of errors, omissions, fraud, or misconduct.

Nontransferability of Awards

Unless otherwise determined by the Committee, an award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution.

Amendment and Termination

The Committee may generally amend, alter or discontinue the 2011 Stock Plan, but no amendment, alteration or discontinuation will be made (1) without the approval of our stockholders to the extent such approval is (a) required by or (b) desirable to satisfy the requirements of any applicable law, including the listing standards of the securities exchange, which is, at the applicable time, the principal market for the shares of our common stock, or (2) without the consent of a participant, would materially adversely impair any of the rights or obligations under any award theretofore granted to the participant under the 2011 Stock Plan; provided, however, that the Committee may amend the 2011 Stock Plan in such manner as it deems necessary to permit the granting of awards meeting the requirements of the Code or other applicable laws, including, without limitation, to avoid adverse tax consequences or accounting consequences to us or any participant.

Section 409A of the Code

The 2011 Stock Plan and awards issued thereunder will be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations, and no award will be granted, deferred, accelerated, paid out or modified under the 2011 Stock Plan in a manner that would result in the imposition of an additional tax under Code Section 409A upon a participant.

United States Federal Income Tax Consequences

The following is a general summary of the material United States federal income tax consequences of the grant, vesting and exercise of awards under the 2007 Stock Plan and the 2011 Stock Plan and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the United States federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Incentive Stock Options

Options granted as “incentive stock options” (ISOs) under Section 422 of the Code may qualify for special tax treatment. The Code requires that, for treatment of an option as an ISO, common stock acquired through the exercise of the option cannot be disposed of before the later of (i) two years from the date of grant of the option or

(ii) one year from the date of exercise. Holders of ISOs will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the option “spread value” at the time of option exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, we will not be allowed a deduction for federal income tax purposes in connection with the grant or exercise of the ISO. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an ISO disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified ISO becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the ISO in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

Non-Qualified Stock Options

No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for United States federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs

No income will be realized by a participant upon grant of an SAR. Upon the exercise of an SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the shares of stock or cash payment received in respect of the SAR. We will be able to deduct this same amount for United States federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock

A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant makes an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted stock received by officers and directors who are subject to Section 16(b) of the Exchange Act). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for United States federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units

A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for United States federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Stock Bonus Awards

A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the common stock subject to the award is transferred to the participant over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for United States federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m)

In general, Section 162(m) of the Code denies a publicly held corporation a deduction for United States federal income tax purposes for compensation in excess of $1 million per year per person to its principal executive officer, and the three other officers (other than the principal executive officer and principal financial officer) whose compensation is disclosed in its prospectus or proxy statement as a result of their total compensation, subject to certain exceptions. Subject to obtaining approval of the 2011 Stock Plan by our stockholders prior to the payment of any awards thereunder, the 2011 Stock Plan is intended to satisfy an exception with respect to grants of options to covered employees. In addition, the 2011 Stock Plan is designed to permit certain awards of restricted stock, restricted stock units, cash bonus awards and other awards to be awarded as performance compensation awards intended to qualify under the “performance-based compensation” exception to Section 162(m) of the Code. Finally, under a special Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this offering will not be subject to the $1,000,000 limitation until the earliest of: (1) the expiration of the compensation plan, (2) a material modification of the compensation plan (as determined under Section 162(m)), (3) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (4) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the offering occurs.

Annual Incentive Plan

Our board of directors expects to adopt, and expects our stockholders to approve, the Regional Management Corp. Annual Incentive Plan, (the “Annual Incentive Plan”), prior to the completion of this offering. The following description of the Annual Incentive Plan is not complete and is qualified by reference to the full text of the Annual Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose

The Annual Incentive Plan is a bonus plan designed to attract, retain, motivate and reward participants by providing them with the opportunity to earn competitive compensation directly linked to our performance.

Administration

The Annual Incentive Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has delegated power (the “Committee”).

Eligibility; Awards

Awards may be granted to our officers and key employees in the sole discretion of the Committee. The Annual Incentive Plan provides for the payment of incentive bonuses in the form of cash, or, at the sole discretion of the Committee, in awards under the 2011 Stock Plan. For performance-based bonuses intended to comply with the performance-based compensation exemption under Section 162(m) of the Code, by no later than the end of the first quarter of a given performance period (or such other date as may be required or permitted by Section 162(m) of the Code to the extent applicable to us and the Annual Incentive Plan), the Committee will establish such target incentive bonuses for each individual participant in the Annual Incentive Plan. However, the Committee may in its sole discretion grant such bonuses, if any, to such participants as the Committee may choose, in respect of any given performance period, that is not intended to comply with the performance-based exemption under Section 162(m) of the Code. No participant may receive a bonus under the Annual Incentive Plan, with respect of any fiscal year, in excess of $2,500,000.

Performance Goals

The Committee will establish the performance periods over which performance objectives will be measured. A performance period may be for a fiscal year or a shorter period, as determined by the Committee. No later than the last day of the first quarter of a given performance period begins (or such other date as may be required or permitted by Section 162(m) of the Code to the extent applicable to us and the Annual Incentive Plan), the Committee will establish (1) the performance objective or objectives that must be satisfied for a participant to receive a bonus for such performance period, and (2) the target incentive bonus for each participant. Performance objective(s) will be based upon one or more of the following criteria, as determined by the Committee: (i) consolidated income before or after taxes (including income before interest, taxes, depreciation and amortization); (ii) EBITDA; (iii) adjusted EBITDA, (iv) operating income; (v) net income; (vi) adjusted cash net income; (vii) adjusted cash net income per share; (viii) net income per share; (ix) book value per share; (x) return on members’ or stockholders’ equity; (xi) expense management (including, without limitation, total general and administrative expense percentages); (xii) return on investment; (xiii) improvements in capital structure; (xiv) profitability of an identifiable business unit or product; (xv) maintenance or improvement of profit margins; (xvi) stock price; (xvii) market share; (xviii) revenue or sales (including, without limitation, net loans charged off and average finance receivables); (xix) costs (including, without limitation, total general and administrative expense percentages); (xx) cash flow; (xxi) working capital; (xxii) multiple of invested capital; (xxiii) total debt (including, without limitation, total debt as a multiple of EBITDA) and (xxiv) total return. The foregoing criteria may relate to us, one or more of our subsidiaries or one or more of our divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee will determine. The performance measures and objectives established by the Committee may be different for different fiscal years and different objectives may be applicable to different officers and key employees.

As soon as practicable after the applicable performance period ends, the Committee will (A) determine (i) whether and to what extent any of the performance objective(s) established for such performance period have been satisfied and certify to such determination, and (ii) for each participant employed as of the date on which bonuses under the plan are payable, unless otherwise determined by the Committee (to the extent permitted under Section 162(m) of the Code, to the extent applicable to us and the Annual Incentive Plan), the actual bonus to which such participant will be entitled, taking into consideration the extent to which the performance objective(s) have been met and such other factors as the Committee may deem appropriate and (B) cause such bonus to be paid to such participant. The Committee has absolute discretion to reduce or eliminate the amount otherwise payable to any participant under the Annual Incentive Plan and to establish rules or procedures that have the effect of limiting the amount payable to each participant to an amount that is less than the maximum amount otherwise authorized as that participant’s target incentive bonus.

To the extent permitted under Section 162(m) of the Code, to the extent applicable to us and the Annual Incentive Plan, unless otherwise determined by the Committee, if a participant is hired or rehired by us after the beginning of a performance period (or such corresponding period if the performance period is not a fiscal year) for which a bonus is payable, such participant may, if determined by the Committee, receive an annual bonus equal to the bonus otherwise payable to such participant based upon our actual performance for the applicable performance period or, if determined by the Committee, based upon achieving targeted performance objectives pro-rated for the days of employment during such period or such other amount as the Committee may deem appropriate.

Forfeiture and Clawback

The Committee may in its sole discretion specify in an award or a policy that is incorporated into an award by reference that the participant’s rights, payments, and benefits with respect to such award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions contained in such award. Such events may include, but are not limited to, termination of employment for cause, termination of the participant’s provision of services to us, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the participant, or restatement of our financial statements to reflect adverse results from those previously released financial statements as a consequence of errors, omissions, fraud, or misconduct.

Change in Control

If there is a Change in Control (as defined in the 2011 Stock Plan, as described above), the Committee, as constituted immediately prior to the change in control, will determine in its sole discretion whether and to what extent the performance criteria have been met or will be deemed to have been met for the year in which the change in control occurs and for any completed performance period for which a determination under the plan has not been made.

Termination of Employment

If a participant dies or becomes disabled prior to date on which bonuses under the Annual Incentive Plan for the applicable performance period are payable, the participant may receive an annual bonus equal to the bonus otherwise payable to the participant based on actual company performance for the applicable performance period or, if determined by the Committee, based upon achieving targeted performance objectives, pro-rated for the days of employment during the performance period. Unless otherwise determined by the Committee, if a participant’s employment terminates for any other reason, such participant will not receive a bonus.

Payment of Awards

Payment of any bonus amount is made to participants as soon as is practicable after the Committee certifies that one or more of the applicable performance objectives has been attained or after the Committee determines the amount of such bonus. All payments thus made will be in accordance with or exempt from the requirements of Section 409A of the Code.

Amendment and Termination of Plan

Our board of directors or the Committee may at any time amend, suspend, discontinue or terminate the Annual Incentive Plan, subject to stockholder approval if such approval is necessary to continue to qualify the amounts payable under the Annual Incentive Plan under Section 162(m) of the Code if such amounts are intended to be so qualified; provided, that no such amendment, suspension, discontinuance or termination will adversely affect the rights of any participant in respect of any fiscal year that has already begun. Unless earlier terminated, the Annual Incentive Plan will expire on the day immediately prior to our first shareholder meeting at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Shareholders Agreement

In March 2007, we entered into a shareholders agreement with the sponsors, Regional Holdings LLC (a holding company owned by the sponsors) and the individual owners. Among other things, the existing shareholders agreement provides that the board is comprised of five directors, including (a) four designees of Regional Holdings LLC (which, pursuant to an agreement among the holders of Regional Holdings LLC, includes two designees of Palladium and two designees of Parallel) and (b) a designee of our individual owners. The existing shareholders agreement also provides: (1) the existing owners with “tag-along” rights in connection with certain transfers of shares by the other existing owners, (2) Regional Holdings LLC with “drag-along” rights, to require other existing owners to sell shares to a third party in connection with certain transfers of shares by Regional Holdings LLC, (3) the other existing owners with a right of first offer in connection with certain transfers of shares by Regional Holdings LLC, (4) Regional Holdings LLC with a right of first refusal in connection with certain transfers of shares by the other existing owners, (5) Regional Holdings LLC with demand registration rights, and provides incidental registration rights to the other existing owners, (6) the existing owners with “pre-emptive” rights with respect to new issuances of shares of our common stock, (7) the individual owners with a right to “put” all or a portion of their shares to us at their fair market value beginning in March 2012 if a qualified public offering has not occurred by that date and (8) certain limitations on transfer of shares by the existing owners until the earlier of the expiration of the lock-up agreement following an initial public offering and March 2012.

Our shareholders agreement will be amended and restated in its entirety prior to the consummation of this offering to eliminate or replace most of the provisions summarized above. The amended and restated shareholders agreement will include the following voting agreement:

■	if the parties to the amended and restated shareholders agreement hold more than 50% of our outstanding stock entitled to vote for the election of directors, then such parties will collectively have the right to designate the smallest whole number of directors that constitutes a majority of the board;

■	if the parties to the amended and restated shareholders agreement hold 50% or less, but more than 25%, of our outstanding stock entitled to vote for the election of directors, then such parties will collectively have the right to designate the number of directors that is one fewer than the smallest whole number of directors that constitutes a majority of the board; and

■	if the parties to the amended and restated shareholders agreement hold 25% or less of our outstanding stock entitled to vote for the election of directors, such parties will have no right to designate directors except that each of (1) Palladium, (2) Parallel and (3) a representative of the individual owners will have the right to designate one director if such stockholder or group of stockholders holds at least 5% of the outstanding stock entitled to vote for the election of directors.

The director designation rights described in the first and second bullets above will be allocated among the existing owners as follows:

■	for so long as the individual owners in the aggregate continue to hold at least 5% of the outstanding stock entitled to vote for the election of directors, one director will be designated by a representative of the individual owners; and

■	all of the remaining directors to be designated by the parties to the shareholders agreement will be divided between Parallel and Palladium in the ratio that most nearly matches the ratio of their ownership of shares of common stock; provided that, unless and until the ratio of the number shares of common stock held by Parallel to the number of shares of common stock held by Palladium is less than such ratio immediately following this offering, the number of directors to be designated by Parallel will not be fewer than one fewer than the number of directors to be designated by Palladium.

The amended and restated shareholders agreement will also provide the sponsors with demand registration rights, and provide incidental registration rights to the other existing owners. The amended and restated shareholders agreement will also provide that, in certain circumstances, parties to that agreement that have designated a director who is then serving on our board of directors may not make a significant investment in one of our competitors unless such party has first presented the investment opportunity to us.

The form of the amended and restated shareholders agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description is qualified by reference thereto.

Mezzanine Debt

As of June 30, 2011, we had $25.8 million aggregate principal amount of our mezzanine debt outstanding, of which $20.8 million was held by Palladium (a sponsor), $2.0 million was held by Richard A. Godley (a director and an individual owner), $2.0 million was held by Jerry L. Shirley (an individual owner) and $1.0 million was held by Brenda F. Kinlaw (an individual owner). The mezzanine debt matures on October 25, 2013 and accrues interest at a rate of 15.25% per annum. The mezzanine debt is secured by a junior lien on certain of our assets, including the equity interests of substantially all of our subsidiaries and substantially all of our finance receivables, and is subordinated to our senior revolving credit facility. The mezzanine debt was issued on August 25, 2010 to retire mezzanine debt in the same amount, which had been held by an unrelated lender. The agreement governing our mezzanine debt contains certain restrictive covenants, including maintenance of a specified interest coverage ratio, a prohibition on distributions, additional borrowings, debt ratios, maintenance of a minimum allowance for loan losses and certain other restrictions.

We intend to use the proceeds of this offering to repay the mezzanine debt in full. During 2010, Palladium, Richard A. Godley, Jerry L. Shirley and Brenda F. Kinlaw each received payments of interest and financing fees totaling $947,311, $91,028, $91,028 and $45,514, respectively, and $1.6 million, $153,347, $153,347 and $76,674, respectively, during the first six months of 2011.

The agreement governing our mezzanine debt is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description is qualified by reference thereto.

Advisory and Consulting Fees

We have entered into an advisory agreement with the sponsors, pursuant to which they have agreed to provide us with certain advisory and consulting services. In consideration for such services, we agreed to pay each sponsor an annual fee equal to $337,500 and pay or reimburse each of them for all reasonable out-of-pocket expenses directly related to the services rendered by the sponsors, not to exceed $50,000 in any year unless approved by our board of directors. This advisory agreement will be terminated pursuant to its terms effective upon the consummation of this offering upon the payment to each sponsor of a one-time termination fee of $337,500.

In March 2007, we entered into a consulting agreement with each of Mr. Godley, Brenda F. Kinlaw and Jerry L. Shirley, each an individual owner. In addition, Mr. Godley is a director on our board of directors. Pursuant to these agreements, each of them has agreed to provide us with certain consulting services. In consideration for such services, we agreed to pay each of them a monthly fee equal to $12,500, as well as pay or reimburse each of them for all reasonable out-of-pocket expenses directly related to the performance of his or her duties and responsibilities to us under the agreements. Under these consulting agreements, we also provided each of these individual owners with health insurance through March 2009. Each of these consulting agreements will be terminated pursuant to their terms upon the consummation of this offering upon the payment to each consultant of a one-time termination fee of $150,000.

We have agreed to pay the commercially reasonable legal fees incurred by the individual owners in connection with this offering.

Relationship Between Thomas F. Fortin and F. Barron Fletcher, III

Thomas F. Fortin, our chief executive officer and a director nominee, is the brother-in-law of F. Barron Fletcher, III, the managing member of Parallel, one of the sponsors.

Statement of Policy Regarding Transactions with Related Persons

Prior to the consummation of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel, or other person designated by our board of directors, any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel, or such other person, will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest. Our policy does not specify the standards to be applied by directors in determining whether or not to approve or ratify a related person transaction and we accordingly anticipate that these determinations will be made in accordance with principles of Delaware law generally applicable to directors of a Delaware corporation.

Our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us, on the one hand, and the sponsors, on the other hand. These terms of our amended and restated certificate of incorporation are more fully described in “Description of Capital Stock – Corporate Opportunity.”

Indemnification of Directors and Officers

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which we refer to as the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock by (1) each person known to us to beneficially own more than 5% of the outstanding shares of our common stock, (2) each selling stockholder, (3) each of our directors, director nominees and named executive officers and (4) all of our directors and executive officers as a group, each as of the date of this prospectus. As of the date of this prospectus, there were 12 holders of record of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules deem common stock subject to options, warrants or rights currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options, warrants or rights or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. All shares indicated below as beneficially owned are held with sole voting and investment power except as otherwise indicated.

All of our stockholders prior to this offering are parties to an amended and restated shareholders agreement that contains certain voting agreements. You should read the description of the shareholders agreement set forth under “Certain Relationships and Related Person Transactions” for more information regarding the voting arrangements.

	SHARES OF COMMON STOCK BENEFICIALLY OWNED
			AFTER THE OFFERING	AFTER THE OFFERING	SHARES OF	SHARES OF
			ASSUMING	ASSUMING	COMMON	COMMON
			UNDERWRITERS’	UNDERWRITERS’	STOCK	STOCK
			OPTION IS NOT	OPTION IS	BEING	SUBJECT TO
	PRIOR TO THE OFFERING		EXERCISED	EXERCISED IN FULL	OFFERED	OPTION
NAME OF BENEFICIAL OWNER	NUMBER	%	NUMBER %	NUMBER %	NUMBER	NUMBER

5% stockholders:
Parties to the amended and restated shareholders agreement as a group(1)	9,631,571	100.0%
Palladium Equity Partners III, L.P.(2)	4,495,461	48.2%
Parallel 2005 Equity Fund, LP(3)	2,565,057	28.3%
Jerry L. Shirley(4)	962,062	10.3%
The Richard A. Godley, Sr. Revocable Trust(5)	691,677	7.4%
Named executive officers, directors and director nominees:
Richard A. Godley(6)	766,677	8.2%
C. Glynn Quattlebaum(7)	477,917	5.0%
Robert D. Barry(8)	93,314	*
Roel C. Campos	—	—
Richard T. Dell’Aquila(9)	—	—
Thomas F. Fortin(10)	157,250	1.7%
Jared L. Johnson(11)	—	—
A. Michelle Masters	—	—
Alvaro G. de Molina	—	—
Carlos Palomares	—	—
David Perez(12)	—	—
Erik A. Scott(13)	—	—
Directors and executive officers as a group (9 persons)	1,495,158	15.1%
Other selling stockholders:
Brenda F. Kinlaw(14)	183,073	2.0%
Denise Godley(15)	75,000	*
William T. “Tyler” Godley(16)	35,870	*
Vanessa Bailey Godley(17)	31,122	*
Jesse W. Geddings(18)	35,000	*

*	Represents less than 1%.

(1)	Parallel 2005 Equity Fund, LP, Palladium Equity Partners III, L.P., Richard A. Godley, Sr. Revocable Trust, Vanessa Bailey Godley, William T. “Tyler” Godley, the Tyler Godley 2011 Irrevocable Trust dated March 28, 2011 (with Jerry L. Shirley as investment advisor), Denise Godley, Jerry L. Shirley, Brenda F. Kinlaw, C. Glynn Quattlebaum, Sherri Quattlebaum and Jesse W. Geddings will be parties to our amended and restated shareholders agreement as described under “Certain Relationships and Related Person Transactions – Shareholders Agreement.”

(2)	Palladium Equity Partners III, L.L.C. (“Palladium General”) is the general partner of Palladium Equity Partners III, L.P. Marcos A. Rodriguez is the managing member of Palladium General. The address of each of the entities listed and Mr. Rodriguez is Rockefeller Center, 1270 Avenue of the Americas, Suite 2200, New York, New York 10020. Mr. Rodriguez disclaims beneficial ownership of such shares. Palladium Equity Partners III, L.P. is a party to our shareholders agreement, one of its affiliates receives advisory fees from us pursuant to an advisory agreement that will be terminated upon consummation of this offering and one of its affiliates is a lender under our mezzanine debt, in each case as described under “Certain Relationships and Related Person Transactions.”

(3)	Parallel 2005 Equity Partners, LP is the general partner of Parallel 2005 Equity Fund, LP. Parallel 2005 Equity Partners, LLC is the general partner of Parallel 2005 Equity Partners, LP. F. Barron Fletcher, III is the managing member of Parallel 2005 Equity Partners, LLC. The address of each of the entities listed and Mr. Fletcher is 2100 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Mr. Fletcher disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Parallel 2005 Equity Fund, LP is a party to our shareholders agreement and its affiliate receives advisory fees from us pursuant to an advisory agreement that will be terminated upon consummation of this offering, as described under “Certain Relationships and Related Person Transactions.”

(4)	Includes 412,843 shares held by the Tyler Godley 2011 Irrevocable Trust dated March 28, 2011. Mr. Shirley is the investment advisor with respect to all shares of Regional’s stock held by the trust. U.S. Trust Company of Delaware is the administrative trustee. Mr. Shirley disclaims beneficial ownership of all shares held by the trust. The address for Mr. Shirley is c/o Regional Management Corp., 509 West Butler Road, Greenville, South Carolina 29607. Mr. Shirley is a party to our shareholders agreement, currently acts as a consultant to Regional and is a lender under our mezzanine debt, in each case as described under “Certain Relationships and Related Person Transactions.”

(5)	The Richard A. Godley, Sr. Revocable Trust is a party to our shareholders agreement as described under “Certain Relationships and Related Person Transactions – Shareholders Agreement.” Mr. and Ms. Godley are the trustees of the trust, and Ms. Godley disclaims beneficial ownership of shares held by the trust.

(6)	The address for Mr. Godley is c/o Regional Management Corp., 509 West Butler Road, Greenville, South Carolina 29607. Mr. Godley holds no shares directly. Includes shares owned by the Richard A. Godley, Sr. Revocable Trust (691,677 shares, of which shares will be sold in this offering or shares assuming the underwriters’ option is exercised in full) and shares owned by Mr. Godley’s spouse Denise Godley (75,000 shares of which shares will be sold in this offering or shares assuming the underwriters’ option is exercised in full). Mr. Godley disclaims beneficial ownership of the shares held by his wife. Does not include shares owned by Mr. Godley’s adult son, William T. “Tyler” Godley (35,870 shares of which shares will be sold in this offering or shares assuming the underwriters’ option is exercised in full), shares owned by the Tyler Godley 2011 Irrevocable Trust (412,843), as described in note (4) above, or shares owned by Vanessa Bailey Godley, the widow of Mr. Godley’s other adult son, Richard Allen Godley, Jr. (31,122 shares of which shares will be sold in this offering or shares assuming the underwriters’ option is exercised in full). Mr. Godley disclaims beneficial ownership with respect to all such shares. Mr. Godley is a director of Regional Management Corp. In addition, Mr. Godley is party to our shareholders agreement, currently serves as a consultant to Regional and is a lender under our mezzanine debt, in each case as described under “Certain Relationships and Related Person Transactions.”

(7)	Includes 294,844 shares subject to options either currently exercisable or exercisable within 60 days over which Mr. Quattlebaum will not have voting or investment power until the options are exercised. The shares described in this note are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Quattlebaum and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person. The remaining 183,073 shares are jointly held by Mr. Quattlebaum and his wife, Sherri Quattlebaum. Mr. Quattlebaum is our President and Chief Operating Officer, and Mr. and Ms. Quattlebaum are parties to our shareholders agreement as described under “Certain Relationships and Related Person Transactions – Shareholders Agreement.”

(8)	Includes 93,314 shares subject to options either currently exercisable or exercisable within 60 days over which Mr. Barry will not have voting or investment power until the options are exercised. The shares described in this note are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Barry and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(9)	Mr. Dell’Aquila is a Principal with Parallel.

(10)	Includes 157,250 shares subject to options either currently exercisable or exercisable within 60 days over which Mr. Fortin will not have voting or investment power until the options are exercised. The shares described in this note are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Fortin and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person. Mr. Fortin was an operating partner of Parallel from 2003 to 2007.

(11)	Mr. Johnson is a Managing Director with Parallel.

(12)	Mr. Perez is a Managing Director with Palladium.

(13)	Mr. Scott is a Managing Director with Palladium.

(14)	Ms. Kinlaw currently is a party to our shareholders agreement, acts as a consultant to Regional and is a lender under our mezzanine debt, in each case as described under “Certain Relationships and Related Person Transactions.”

(15)	Denise Godley is the wife of Richard A. Godley, Sr. and the address for Ms. Godley is c/o Regional Management Corp., 509 West Butler Road, Greenville, South Carolina 29607. Ms. Godley is party to our shareholders agreement as described under “Certain Relationships and Related Person Transactions – Shareholders Agreement.” The Richard A. Godley, Sr. Revocable Trust, of which Mr. Godley is the trustee, holds 691,677 shares. Ms. Godley disclaims beneficial ownership of these shares.

(16)	William T. “Tyler” Godley is Richard A. Godley, Sr.’s adult son. Tyler Godley is party to our shareholders agreement as described under “Certain Relationships and Related Person Transactions – Shareholders Agreement.” Tyler Godley is the beneficiary of the Tyler Godley 2011 Irrevocable Trust dated March 28, 2011, which holds 412,843 shares, as described in note (4) above, but has no control over the voting or disposition of shares held by the trust.

(17)	Vanessa Bailey Godley the widow of Richard A. Godley, Sr.’s. son, Richard Allen Godley, Jr. Ms. Godley is a party to our shareholders agreement as described under “Certain Relationships and Related Person Transactions – Shareholders Agreement.”

(18)	Mr. Geddings is our Vice President of South Carolina Operations. Mr. Geddings is a party to our shareholders agreement as described under “Certain Relationships and Related Person Transactions – Shareholders Agreement.”

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock as it will be in effect upon the consummation of this offering is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law. Our amended and restated certificate of incorporation will become effective immediately prior to the consummation of this offering.

Upon consummation of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.10 per share, and 100,000,000 shares of preferred stock, par value $0.10 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

■	the designation of the series;

■	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then-outstanding;

■	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

■	the dates at which dividends, if any, will be payable;

■	the redemption rights and price or prices, if any, for shares of the series;

■	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

■	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

■	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

■	restrictions on the issuance of shares of the same series or of any other class or series; and

■	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your shares of common stock over the market price of the shares of common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the shares of common stock remain listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Forum Selection Clause

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock of the corporation will be deemed to have notice of and consented to the forum selection clause.

Anti-Takeover Effects of Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Undesignated Preferred Stock
The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer or, for so long as the parties to our shareholders agreement continue to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock, by the sponsors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated certificate of incorporation provides that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote from and after the date on which the parties to our shareholders agreement cease to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock or with the approval of a majority of the voting power of all the then outstanding shares of our capital stock prior to such date.

No Cumulative Voting
The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that from and after the date on which the parties to our shareholders agreement cease to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock any action, any action required or permitted to be taken by our stockholders may not be effected by consent in writing by such stockholders unless such action is recommended by all directors then in office.

Delaware Anti-Takeover Statute
We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our amended and restated certificate of incorporation and bylaws will provide that in the event the parties to our shareholders agreement cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

■	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

■	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

■	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that our non-employee directors and their affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to them or their affiliates even if the opportunity is one that we might reasonably have pursued, and neither the sponsors nor their affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “RM.”

CERTAIN UNITED STATES FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

■	an individual citizen or resident of the United States;

■	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

■	an estate the income of which is subject to United States federal income taxation regardless of its source; or

■	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or any entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Shares of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

■	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

■	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

■	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under recently enacted legislation and administrative guidance, the relevant withholding agent may be required to withhold 30% of any dividends paid after December 31, 2013 and the proceeds of a sale of our common stock paid after December 31, 2014 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its United States accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Prospective investors should consult their own tax advisors regarding this legislation.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock.

Upon consummation of this offering we will have a total of           shares of our common stock outstanding. Of the outstanding shares, the           shares sold in this offering (or           shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. We expect that each of the sponsors will be considered affiliates 180 days after this offering based on their expected share ownership (consisting of           shares owned by Palladium and           shares owned by Parallel assuming no exercise of the underwriters’ option to purchase additional shares), as well as their board nomination rights. Certain other of our shareholders may also be considered affiliates at that time. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration under the Securities Act, certain of which we summarize below.

Lock-Up Agreements

We, our officers, directors and holders of substantially all of our outstanding shares of common stock immediately prior to this offering will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days after the date of this prospectus, subject to certain exceptions, including the shares of common stock being sold in this offering. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

Eligibility of Restricted Shares for Sale in the Public Market

Other than the shares sold in this offering, all of the remaining shares of our common stock will be available for sale, subject to the lock-up agreements described above, after the date of this prospectus in registered sales or pursuant to Rule 144 or another exemption from registration. For the purpose of the volume, manner of sale and other limitations under Rule 144 applicable to affiliates described below, we expect that each of the sponsors will be considered affiliates 180 days after this offering based on their expected share ownership (consisting of           shares owned by Palladium and           shares owned by Parallel assuming no exercise of the underwriters’ option to purchase additional shares), as well as their board nomination rights. Certain other of our shareholders may also be considered affiliates at that time.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

■	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

■	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Stock Incentive Compensation

In addition, there were 589,622 shares of our common stock issuable upon exercise of options at a weighted average exercise price of $5.4623 per share outstanding as of June 30, 2011 under our 2007 Stock Plan, including options granted in 2007 and 2008. Furthermore, 950,000 shares of common stock may be granted under our 2011 Stock Plan, including           shares issuable upon the exercise of stock options that we intend to grant to our executive officers and directors and           shares issuable upon the exercise of stock options that we intend to grant to our other employees, each at the time of this offering. See “Management – Compensation Discussion and Analysis – 2011 Stock Incentive Plan” and “– Actions Taken in 2011 and Anticipated Actions in Connection with the Offering.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock or securities convertible into or exchangeable for shares of common stock issued under or covered by our 2011 Stock Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover           shares of common stock.

Registration Rights

Upon the closing of this offering, we will enter into an amended and restated shareholders agreement with our existing owners, pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of common stock (and other securities convertible into or exchangeable or exercisable for shares of common stock) held by them. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See “Certain Relationships and Related Person Transactions – Shareholders Agreement.”

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions set forth in the underwriting agreement by and among us, the selling stockholders and Jefferies & Company, Inc., as representative of the underwriters, we and the selling stockholders have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us and the selling stockholders, the number of shares of common stock indicated in the table below:

NUMBER OF SHARES
UNDERWRITERS	OF COMMON STOCK

Jefferies & Company, Inc.
Stephens Inc.
JMP Securities LLC
BMO Capital Markets Corp.

Total

Jefferies & Company, Inc. and Stephens Inc. are acting as joint book-running managers of this offering and Jefferies & Company, Inc. is acting as representative of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares, other than those shares subject to the underwriters’ over-allotment option, if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in our common stock. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for our common stock.

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the shares of common stock being offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $      per share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discount that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	PER SHARE		TOTAL
	WITHOUT	WITH	WITHOUT	WITH
	OVER-ALLOTMENT	OVER-ALLOTMENT	OVER-ALLOTMENT	OVER-ALLOTMENT
	OPTION	OPTION	OPTION	OPTION

Public offering price	$	$	$	$
Underwriting discount paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Underwriting discount paid by the selling stockholders	$	$	$	$
Proceeds to the selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discount referred to above, will be approximately $           million.

Determination of Offering Price

Prior to the offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol “RM.”

Over-Allotment Option

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional shares of common stock from the selling stockholders at the public offering price set forth on the cover page of this prospectus, less the underwriting discount, solely to cover over-allotments, if any. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of substantially all of our outstanding shares of common stock immediately prior to this offering have agreed, subject to specified exceptions described below, not to directly or indirectly:

■	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or

■	otherwise dispose of any shares of common stock, options or warrants to acquire common stock, or securities exchangeable or exercisable for or convertible into common stock currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc.

This restriction terminates after the close of trading of the common stock on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

■	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

The restrictions do not apply to:

■	sales of shares of our common stock to the underwriters pursuant to the underwriting agreement;

■	certain transfers of shares of our common stock or securities convertible or exchangeable into such shares acquired in the open market or in the offering;

■	certain transfers of shares of our common stock or securities convertible or exchangeable into such shares to affiliates, related entities or family members;

■	certain transfers as a bona fide gift or gifts, or for estate planning purposes; or

■	transfers of shares of common stock solely in connection with certain “cashless” exercises of stock options, including the sale of such shares in respect of tax withholding payments.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including over-allotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. A stabilizing bid is a bid for the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholders or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations and Conflicts of Interest

The underwriters or their affiliates may from time to time in the future provide investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business. The underwriters and their affiliates, as applicable, will receive customary compensation and reimbursement of expenses in connection with such services. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

BMO Capital Markets Financing, Inc., an affiliate of BMO Capital Markets Corp., is one of the lenders under our senior revolving credit facility and Bank of Montreal, another affiliate of BMO Capital Markets Corp., is the counterparty to our interest rate cap. We intend to use a portion of the proceeds to repay outstanding borrowings under the senior revolving credit facility. Because more than 5% of the proceeds of this offering, not including underwriting compensation, may be received by an affiliate of an underwriter in this offering depending on the final offering price per share, this offering is being conducted in compliance with FINRA Rule 5121, as administered by the Financial Industry Regulatory Authority, Inc. However, no qualified independent underwriter is needed for this offering because this offering meets the conditions set forth in FINRA Rule 5121(a)(1)(A). See “Use of Proceeds.”

CERTAIN ERISA CONSIDERATIONS

The following discussion is a summary of certain considerations associated with the purchase of our common stock by (i) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, an “ERISA Plan”).

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. A prohibited transaction within the meaning of ERISA and the Code may result if our common stock is acquired by an ERISA Plan to which we or an underwriter is a party in interest and such acquisition is not entitled to an applicable exemption, of which there are many.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our common stock on behalf of, or with the assets of, any ERISA Plan, consult with their counsel regarding the matters described herein.

NOTICE TO INVESTORS

The shares of common stock are being offered for sale only in those jurisdictions where it is lawful to make such offers. The distribution of this prospectus and the offering or sale of the shares of common stock in some jurisdictions may be restricted by law. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe any applicable restrictions. This prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities, each of which we refer to as an Early Implementing Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of shares of our common stock offered hereby will be made in this offering to the public in that Relevant Member State (other than offers, which we refer to as Permitted Public Offers where a prospectus will be published in relation to the shares of our common stock offered hereby that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares of our common stock offered hereby may be made to the public in that Relevant Member State at any time:

(a)	to “qualified investors,” as defined in the Prospectus Directive, including:

(i)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual net turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(ii)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

(b)	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the book-running mangers for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock offered hereby shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares of our common stock offered hereby or to whom any offer is made under this offering will be deemed to have represented, acknowledged and agreed to and with each book-running manager that (A) it is a “qualified investor,” and (B) in the case of any shares of our common stock offered hereby acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares of our common stock offered hereby acquired by it in this offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares of our common stock offered hereby have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of our common stock offered hereby in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any such shares to be offered so as to enable an investor to decide to purchase any such shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including that Directive as amended, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

An offer of shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require us to publish a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA).

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to our common stock must be complied with in, from or otherwise involving the United Kingdom.

Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz – WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1)	to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

LEGAL MATTERS

The validity of the shares of common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York.

EXPERTS

The consolidated financial statements of Regional Management Corp. and subsidiaries as of December 31, 2009 and December 31, 2010 and for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 appearing in this prospectus and the registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon consummation of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Regional Management Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Regional Management Corp. and Subsidiaries as of December 31, 2009 and 2010, and the consolidated statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2008, 2009 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regional Management Corp. and Subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for the years ended December 31, 2008, 2009 and 2010 in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Raleigh, North Carolina
May 16, 2011

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
 DECEMBER 31, 2009 AND 2010

	2009	2010
	(Dollars in thousands, except per share information)

Assets
Cash	$3,018	$856

Gross finance receivables	272,432	318,991
Less unearned finance charges, insurance premiums and commissions	(57,523)	(71,745)

Finance receivables	214,909	247,246
Allowance for loan losses	(18,441)	(18,000)

Net finance receivables	196,468	229,246
Premises and equipment, net of accumulated depreciation	2,812	3,069
Deferred tax asset, net	7,306	4,376
Repossessed assets at net realizable value	665	296
Other assets	4,178	3,515

	$214,447	$241,358

Liabilities and Stockholders’ Equity
Liabilities:
Cash overdraft	$150	$365
Accounts payable and accrued expenses	5,217	7,968
Senior revolving credit facility	156,286	163,301
Mezzanine debt to third party	25,680	—
Mezzanine debt to related party	—	25,814
Other debt	474	466

Total liabilities	187,807	197,914

Commitments and Contingencies
Temporary equity	12,000	12,000
Stockholders’ equity:
Common stock (25,000,000 shares authorized; 9,336,727 issued and outstanding; $.10 par value per share)	934	934
Additional paid-in capital	27,599	27,959
Retained earnings (deficit)	(13,893)	2,551

Total stockholders’ equity	14,640	31,444

	$214,447	$241,358

See Notes to Consolidated Financial Statements.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
 YEARS ENDED DECEMBER 31, 2008, 2009, AND 2010

	2008	2009	2010
	(Dollars in thousands, except per share information)

Revenue:
Interest and fee income	$58,471	$63,590	$74,218
Insurance income, net	4,620	5,229	8,252
Other income	3,651	3,995	4,362

Total revenue	66,742	72,814	86,832

Expenses:
Provision for loan losses	17,376	19,405	16,568
General and administrative expenses:
Personnel	17,781	18,991	20,630
Occupancy	4,398	4,538	5,165
Advertising	999	1,212	2,027
Other	4,684	4,379	5,703
Consulting and advisory fees	1,644	1,263	1,233
Interest expense:
Senior revolving credit facility and other debt	7,399	4,846	5,542
Mezzanine debt:
Third party	3,706	3,835	2,915
Related parties	—	—	1,427

Total interest expense	11,105	8,681	9,884

Total expenses	57,987	58,469	61,210

Income before income taxes	8,755	14,345	25,622
Income taxes	2,276	4,472	9,178

Net income	$6,479	$9,873	$16,444

Earnings per share:
Basic	$0.69	$1.06	$1.76

Diluted	$0.68	$1.03	$1.70

Weighted average shares outstanding:
Basic	9,336,727	9,336,727	9,336,727

Diluted	9,482,604	9,590,564	9,669,618

See Notes to Consolidated Financial Statements.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2008, 2009, AND 2010

		ADDITIONAL	RETAINED
	COMMON	PAID-IN	EARNINGS
	STOCK	CAPITAL	(DEFICIT)	TOTAL
	(Dollars in thousands)

Balance, December 31, 2007	$934	$26,716	$(30,245)	$(2,595)
Stock option expense	—	523	—	523
Net income	—	—	6,479	6,479

Balance, December 31, 2008	934	27,239	(23,766)	4,407
Stock option expense	—	360	—	360
Net income	—	—	9,873	9,873

Balance, December 31, 2009	934	27,599	(13,893)	14,640
Stock option expense	—	360	—	360
Net income	—	—	16,444	16,444

Balance, December 31, 2010	$934	$27,959	$2,551	$31,444

See Notes to Consolidated Financial Statements.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2009, AND 2010

	2008	2009	2010
	(Dollars in thousands)

Cash Flows From Operating Activities
Net income	$6,479	$9,873	$16,444
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	17,376	19,405	16,568
Amortization of stock option expense	523	360	360
Fair value adjustment on interest rate caps	—	(280)	843
Payment of in-kind interest on mezzanine debt	168	512	134
Deferred income taxes	(1,183)	(98)	2,930
Depreciation and amortization	1,078	1,144	1,383
Change in assets and liabilities:
Other assets	(506)	182	(198)
Other liabilities	2,719	134	2,751

Net cash provided by operating activities	26,654	31,232	41,215

Cash Flows From Investing Activities
Finance receivables originated	(39,755)	(39,249)	(49,346)
Net increase in restricted cash	(95)	(106)	—
Purchase of furniture and equipment	(1,348)	(556)	(1,210)
Purchase of interest rate caps	—	(800)	(43)

Net cash used in investing activities	(41,198)	(40,711)	(50,599)

Cash Flows From Financing Activities
Net increase (decrease) in cash overdraft	(332)	(214)	215
Net advances on senior revolving credit facility	16,396	11,674	7,015
Proceeds from issuance of mezzanine debt, related party	—	—	25,814
Payments on mezzanine debt	—	—	(25,814)
Payments on subordinated debt and other notes, net	(1,636)	(394)	(8)

Net cash provided by financing activities	14,428	11,066	7,222

Net increase (decrease) in cash	(116)	1,587	(2,162)
Cash:
Beginning	1,547	1,431	3,018

Ending	$1,431	$3,018	$856

Supplemental Disclosures of Cash Flow Information
Cash payments for interest
Paid to third parties	$11,152	$8,918	$7,201

Paid to related parties	$—	$—	$1,072

Cash payments for income taxes	$1,820	$4,844	$8,461

Supplemental Disclosures of Noncash Financing Activities
Issuance of mezzanine debt in lieu of cash interest payment	$168	$512	$134

See Notes to Consolidated Financial Statements.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share information)

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Regional Management Corp. (the “Company”) was incorporated and began operations in 1987. The Company is engaged in the consumer finance business, offering small installment loans, large installment loans, automobile purchase loans, furniture and appliance purchase loans, related credit insurance, and ancillary products and services. As of December 31, 2010, the Company operates offices in 134 locations in the states of Alabama (9 offices), North Carolina (19 offices), South Carolina (61 offices), Tennessee (10 offices), and Texas (35 offices) under the brand names Regional Finance, RMC Financial Services, Anchor Finance, and Sun Finance. The Company opened 16, six, and 17 new offices during the years ended December 31, 2008, 2009, and 2010, respectively.

Principles of consolidation: The consolidated financial statements include the accounts of Regional Management Corp. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company operates through a separate subsidiary in each state.

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the consumer finance industry.

The following is a description of significant accounting policies used in preparing the financial statements.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses, fair value of stock-based compensation and the valuation of deferred tax assets.

Business segments: The Company reports operating segments in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Topic 280. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in determining how to allocate resources and assess performance. FASB ASC Topic 280 requires that a public enterprise report a measure of segment profit or loss, certain specific revenue and expense items, segment assets, information about the way operating segments were determined, and other items.

The Company has one reportable segment, which is the consumer finance business. The other revenue generating activities of the Company, including insurance operations and income tax preparation, are done in the existing branch network in conjunction with or as a complement to the consumer finance operations. There is no discrete financial information available for these activities and they do not meet the criteria under FASB ASC Topic 280 to be reported separately.

Cash and statement of cash flows: Cash flows from loan operations and short-term borrowings are reported on a net basis.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

Finance receivables: The Company’s loan portfolio consists of the following (2010 originations):

AVERAGE SIZE

Small installment loans	$1.0
Large installment loans	$3.1
Automobile purchase loans	$10.8
Furniture and appliance purchase loans	$1.4

Small installment loan receivables are direct loans to customers and are secured by non-essential household goods and include live check loans, which are checks mailed to customers based on a rigorous pre-screening process that includes a review of the prospective customer’s credit profile provided by one of the national credit reporting bureaus. Large installment loan receivables are direct loans to customers and are secured by automobiles or other vehicles in addition to non-essential household goods. Automobile purchase loan receivables consist of direct loans, which are originated at the dealership and closed in one of the Company’s branches, and indirect loans, which are originated and closed at a dealership in the Company’s network without the need for the customer to visit one of the Company’s branches. In each case these automobile purchase loans are collateralized primarily by used and some new automobiles, which are initiated by and purchased from automobile dealerships, subject to the Company’s credit approval. Furniture and appliance purchase loan receivables consist principally of retail installment sales contracts collateralized by the furniture purchased, which are initiated by and purchased from furniture retailers, subject to the Company’s credit approval.

Loan losses: Provisions for loan losses are charged to income as losses are estimated to have occurred and in amounts sufficient to maintain an allowance for loan losses at an adequate level to provide for losses on the finance receivables. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Loan loss experience, average loan life, and contractual delinquency of finance receivables by loan type, the value of underlying collateral, and management’s judgment are factors used in assessing the overall adequacy of the allowance and the resulting provision for loan losses. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions or portfolio performance. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

The Company establishes a full valuation allowance for a loan at the date that the loan is contractually delinquent 180 days. The Company initiates repossession proceedings when an account is seriously delinquent and, in the opinion of management, the customer is unlikely to make further payments. Since 2010, the Company has sold substantially all repossessed vehicle inventory through public sales conducted by independent automobile auction organizations after the required post-repossession waiting period. Vehicles held for sale at the office location are generally taken to an auction if not sold within 90 days of obtaining title. Losses on the sale of repossessed collateral are charged to the allowance for loan losses.

The allowance for loan losses consists of general and specific components. The general reserve estimates loan losses for groups of loans on a collective basis. The Company’s general component of the allowance for loan losses relates to probable incurred losses of unimpaired loans and consists of two computations as follows:

■	The most recent twelve months of historical losses are used to estimate the general allowance for large installment loans (loans in excess of $2.5), automobile purchase loans, and furniture and appliance purchase loans.

■	The most recent eight months of historical losses are used to estimate the general allowance for small installment loans, including live checks (loans of $2.5 or less).

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

Automobile purchase, furniture and appliance purchase, and large installment loans have longer maturities than small installment loans, which is why a shorter time period is used for small installment loan losses.

The Company adjusts the computed historical loss percentages as described above for qualitative factors based on an assessment of internal and external influences on credit quality that are not fully reflected in the historical loss data. Those qualitative factors include trends in growth in the loan portfolio, delinquency, unemployment, bankruptcy, and other economic trends.

The specific component of the allowance for loan losses relates to impaired loans. The specific component includes a full reserve for accounts that are 180 days or more delinquent on a contractual basis. The specific component also includes an estimate of the loss resulting from the difference between the recorded investment in a loan to a bankrupt customer and the present value of the cash flows of such loans in accordance with the modified loan terms approved by the bankruptcy court discounted at the original contractual interest rate. Loans to bankrupt customers are evaluated in the aggregate rather than on a specific loan basis. Such loans are accounted for as troubled debt restructurings (as described under “Impaired loans” below).

In 2011, the Company began evaluating the loans of customers in Chapter 13 bankruptcy for impairment as troubled debt restructurings. The Company has adopted the policy of aggregating loans with similar risk characteristics for purposes of computing the amount of impairment. In connection with the adoption of this practice, the Company computed the estimated impairment on its Chapter 13 bankrupt loans in the aggregate by discounting the projected cash flows at the original contract rates on the loan using the terms imposed by the bankruptcy court. This method was applied in the aggregate to each of the Company’s four classes of loans.

The Company’s policy for the accounts of customers in bankruptcy is to charge off the balance of accounts in a confirmed bankruptcy under Chapter 7 of the bankruptcy code. For customers in a Chapter 13 bankruptcy plan, the Company reduces the interest rate to that specified in the bankruptcy order. Additionally, if the bankruptcy court converts a portion of a loan to an unsecured claim the Company’s policy is to charge off the portion of the unsecured balance that it deems uncollectible at the time the bankruptcy plan is confirmed. Once the customer is in a confirmed Chapter 13 bankruptcy plan, the Company receives payments with respect to the remaining amount of the loan at the reduced interest rate from the bankruptcy trustee. The Company does not believe that accounts in a confirmed Chapter 13 plan have a higher level of risk than non-bankrupt accounts. If a customer fails to comply with the terms of the bankruptcy order, the Company will petition the trustee to have the customer dismissed from bankruptcy. Upon dismissal, the Company restores the account to the original terms and pursues collection through its normal collection activities.

In making the computations of the present value of cash payments to be received on bankrupt accounts in each product category, the Company used the weighted average interest rates and weighted average remaining term based on data as of June 30, 2011. Management believes using the current data does not materially change the results that would be obtained if it had available data for interest rates and remaining term data as of the applicable periods. In the future, the Company will use data for the current quarter.

Impaired loans: A loan is considered impaired by the Company when it is 180 or more days contractually delinquent, at which time a full valuation allowance is established for such loans within the allowance for loan losses. In addition, loans that have been modified by bankruptcy proceedings are accounted for in the aggregate by the Company as troubled debt restructurings and are also considered impaired loans. At the time of restructuring, a specific valuation allowance is established for such loans within the allowance for loan losses.

The factors used to determine whether an account is uncollectible are the age of the account, supervisory review of collection efforts, and other factors such as customers relocating to an area where collection is not practical. As of

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

December 31, 2010, bankrupt accounts that had not been charged-off were approximately $2,662. Such accounts are specifically evaluated for impairment. The Company has elected to evaluate such loans in the aggregate in accordance with FASB ASC Topic 310 as they have common risk characteristics. Of the total $2,662 of bankrupt accounts at December 31, 2010, $311 are more than 180 days contractually delinquent and thus fully reserved. For customers with a confirmed Chapter 13 bankruptcy plan, the Company receives payments through the bankruptcy court. For customers who recently filed for Chapter 13 bankruptcy, the Company generally does not receive any payments until their bankruptcy plan is confirmed by the court. If the customers have made payments to the trustee in advance of plan confirmation, the Company may receive a lump sum payment from the trustee once the plan is confirmed. This lump sum payment represents the Company’s pro-rata share of the amount paid by the customer. If a customer files for bankruptcy under Chapter 7 of the bankruptcy code, the customer’s entire debt is cancelled. In such cases, the Company charges off the account upon receiving notice from the bankruptcy court. If a vehicle secures a Chapter 7 bankruptcy account, the customer has the option of buying the vehicle at fair value or reaffirming the loan and continuing to pay the loan.

The remainder of the accounts are those that operations personnel are of the view that some portion of the account can be collected. Following is a chart of the maturity of accounts that are 180 days or more past due:

	AS OF DECEMBER 31, 2010
	NON-BANKRUPT	CUSTOMERS	TOTAL 180+ PAST DUE
	CUSTOMERS	IN BANKRUPTCY	ACCOUNTS

Accounts at least 180 days but less than one year contractually delinquent	$709	$224	$933
Accounts at least one year but less than two years contractually delinquent	91	82	173
Accounts at least two years contractually delinquent	—	5	5

Total	$800	$311	$1,111

Delinquency: The Company determines past due status using the contractual terms of the loan. This is the credit quality indicator used to evaluate the allowance for loan losses for each class of finance receivables.

Repossessed assets: Repossessed collateral is valued at the lower of the receivable balance on the loan prior to repossession or estimated net realizable value. Management estimates net realizable value at the projected cash value upon liquidation, less costs to sell the related collateral.

Premises and equipment: The Company owns its headquarters buildings. During 2010, the Company sold the only branch office that it owned. Offices are leased under non-cancellable leases. Office buildings are depreciated on the straight-line method for financial reporting purposes over their estimated useful lives of 39 to 40 years. Furniture and equipment are depreciated on the straight-line method over their estimated useful lives, generally three to five years. Leasehold improvements are depreciated over the shorter of the life of the asset or the remaining term of the lease agreement. Maintenance and repairs are charged to expense as incurred.

Income recognition: Interest income is recognized using the interest (actuarial) method, also known as the constant yield method. Therefore, the Company recognizes revenue from interest at an equal rate over the term of the loan. Unearned finance charges on pre-compute contracts are rebated to customers utilizing the Rule of 78s method. The difference between income recognized under the constant yield method and the Rule of 78s method is recognized as an adjustment to interest income at the time of rebate. Accrual of interest income on finance receivables is suspended when no payment has been received for 90 days or more on a contractual basis. The accrual of income is not resumed until one or more full contractual monthly payments are received and the finance receivable is less than 90 days contractually delinquent. Interest income is suspended on finance receivables for which collateral has

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

been repossessed. Payments received on loans in nonaccrual status are first applied to interest, then to any late charges or other fees, with any remaining amount applied to principal.

The Company recognizes income on credit insurance products using the constant yield method over the life of the related loan. Rebates are computed using the Rule of 78s method and any difference between the constant yield method and the Rule of 78s is recognized in income at the time of rebate.

The Company charges a fee to automobile dealers for each loan it purchases from that dealer. The Company defers this fee and accretes it to income using a method that approximates the constant yield method.

Charges for late fees are recognized as income when collected.

Loan origination fees and costs: Non-refundable fees received and direct costs incurred for the origination of finance receivables are deferred and amortized to interest income over the contractual lives of the loans using the constant yield method. Unamortized amounts are recognized in income at the time that loans are paid in full.

Insurance operations: Insurance operations include revenue and expense from the Company’s sale of optional insurance products to its customers. These optional products include credit life, credit accident and health, property insurance, and involuntary unemployment insurance. Insurance premiums are remitted to an unaffiliated company that issues the policy to the customer. This company cedes the premiums to the Company’s wholly-owned insurance subsidiary, RMC Reinsurance, Ltd. Life insurance premiums are ceded to the Company as written, non-life products are ceded as earned. The premiums and commissions received by the Company are deferred and amortized to income over the life of the insurance policy using the constant yield method.

In 2009, the Company began a collateral protection collision insurance (“CPI”) program in one state. CPI is added to a loan when a customer fails to provide the Company proof of collision insurance on an automobile securing a loan. The CPI program is administered by an independent third party, which tracks insurance lapses and cancellations and issues a policy when the customer does not provide proof of insurance. The insurance is added to the loan and increases the customers’ monthly loan payment. The third party and its insurance partner retain a percentage of the premium and pay all claims. The Company earns a percentage of the premium and will earn additional income if losses are less than estimated by the independent third party. Income is recognized on the constant yield method over the life of the insurance policy, which is generally one year.

Non-file insurance is written in lieu of recording and perfecting the Company’s security interest in the assets pledged on certain loans. Non-file insurance and the related insurance premiums, claims, and recoveries are not reflected in the accompanying financial statements except when claims are incurred. Non-file insurance premiums are collected from the borrower on certain loans at inception and renewal and remitted directly to the unaffiliated insurance company.

The Company maintains a cash reserve for life insurance claims in an amount determined by the ceding company. The cash reserve secures a letter of credit issued by a commercial bank in favor of the ceding company. The ceding company maintains the reserves for non-life claims.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

Reinsurance balances and transactions: Reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies. Following are total net premiums written and reinsured and total earned premiums for the years ended December 31, 2008, 2009, and 2010:

	NET WRITTEN	EARNED
YEAR ENDED DECEMBER 31,	PREMIUMS	PREMIUMS

2008	$8,000	$6,892
2009	10,463	8,592
2010	12,641	11,845

Interest rate caps: In 2009, the Company purchased three interest rate caps with notional amounts of $10,000 each. The Company purchased the caps to protect a portion of its senior revolving credit facility from increases in interest rates above the strike rate of the cap. In early 2010, the Company exchanged its $30,000 notional cap for a cap with a notional amount of $128,500, a strike rate of 6.0%, and a maturity of March 2014. There was no cost related to this exchange. In late 2010, the Company purchased an additional cap increasing the total interest rate protection to $150,000 on the same terms as the exchanged cap. At December 31, 2010, the caps are based on the three-month LIBOR contract and reimburse the Company for the difference when three-month LIBOR exceeds six percent. The carrying value of the caps, are adjusted to fair value. For the year ended December 31, 2010 the Company recorded an unfavorable fair value adjustment of $843 as an increase in interest expense.

Stock-based compensation: The Company has a stock option plan for certain members of management. The Company measures compensation cost for stock-based awards made under this plan at estimated fair value and recognizes compensation expense over the service period for awards expected to vest. All grants are made at 100% of the fair value on the date of the grant. The fair value of stock options is determined using the Black-Scholes valuation model. The Black-Scholes model requires the input of highly subjective assumptions, including expected volatility, risk-free interest rate, and expected life, changes to which can materially affect the fair value estimate. In addition, the estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Prior to the proposed initial public offering, there has been no published market value for the Company’s stock; therefore, the performance of the common stock of a publicly traded company whose business is comparable to the Company was used to estimate the volatility of the Company’s stock.

Advertising costs: Advertising costs are expensed as incurred and advertising costs totaled $999, $1,212, and $2,027 for the years ended December 31, 2008, 2009, and 2010, respectively.

Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of future tax rate changes are recognized in the period when the enactment of new rates occurs.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income.

The Company files U.S. federal and various state income tax returns. The Company is generally no longer subject to U.S. federal or state and local income tax examinations by taxing authorities before 2007, with the exception of Texas, which is 2006.

The Internal Revenue Service (“IRS”) concluded an examination of the Company’s 2007 and 2008 tax returns in early 2010. The amount assessed by the IRS was not material to the consolidated financial statements.

Earnings per share: Earnings per share has been computed on the basis of the weighted-average number of common shares outstanding during each year presented. Common shares issuable upon the exercise of the stock-based compensation, which are computed using the treasury stock method, are included in the computation of diluted earnings per share.

Government regulation: The Company is subject to various state and federal laws and regulations, which, among other things, impose limits on interest rates, other charges, and insurance premiums and require licensing and qualifications.

Congress recently passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. Among other provisions, the bill created the Consumer Financial Protection Bureau (“CFPB”). The CFPB has the authority to promulgate regulations that could affect the Company’s business. The CFPB has not issued any regulations to date and the Company is not aware of any pending regulations that might affect its business.

Subsequent events: The Company has evaluated its subsequent events (events occurring after December 31, 2010) through May 16, 2011, which represents the date the financial statements were issued.

Disclosure about fair value of financial instruments: The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Finance receivables: Finance receivables are originated either at prevailing market rates or at statutory limits. The Company’s loan portfolio turns approximately 1.2 times per year from cash payments and renewal of loans. Management believes that the carrying value approximates the fair value of its loan portfolio.

Interest rate caps: The fair value of the interest rate caps is the estimated amount the Company would receive to terminate the cap agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities.

Debt: The Company refinanced its senior revolving credit facility in August 2010 and as a result of the refinancing believes that the fair value of this variable rate debt approximates its carrying value at December 31, 2010. The Company also refinanced its mezzanine debt in August 2010 and estimates that the fixed interest rate on the mezzanine debt exceeds the estimated market interest rate for similar debt, resulting in a fair value in excess of the carrying amount. The Company also considered its creditworthiness in its determination of fair value.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

The estimated carrying and fair values of the Company’s financial instruments as of December 31, 2009 and 2010 are as follows:

	2009		2010
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Cash	$3,018	$3,018	$856	$856
Restricted cash	888	888	888	888
Finance receivables	196,468	196,468	229,246	229,246
Interest rate caps	1,080	1,080	280	280
Debt:
Senior revolving credit facility	156,286	156,208	163,301	163,301
Mezzanine	25,680	23,764	25,814	26,697
Other	474	474	466	466

The Company follows the provisions of ASC 820-10. ASC 820-10 applies to all assets and liabilities that are being measured and reported on a fair value basis. ASC 820-10 requires disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to ASC 820-10. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The table below presents the balances of assets measured at fair value on a recurring basis by level within the hierarchy:

	INTEREST RATE CAPS
DECEMBER 31,	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3

2009	$1,080	$—	$1,080	$—
2010	280	—	280	—

The following methods and assumptions were used to estimate the fair value of each asset subject to ASC 820-10 for which it is carried at fair value on a nonrecurring basis:

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets carried on the balance

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

sheet by level within the hierarchy as of December 31, 2009 and 2010 for which a nonrecurring change in fair value has been recorded during the years ended December 31, 2009 and 2010:

	REPOSSESSED ASSETS
DECEMBER 31,	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL LOSSES

2009	$665	$—	$—	$665	$518
2010	296	—	—	296	218

Accounting pronouncements issued and partially adopted: In July 2010, the FASB issued Accounting Standards Update (ASU) 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 requires more robust and disaggregated disclosures about the credit quality of financing receivables and allowances for credit losses, including disclosure about credit quality indicators, past due information and modifications of finance receivables. The disclosures required as of the end of a reporting period and certain items related to activity during the year were adopted in 2010, which significantly expanded the existing disclosure requirements, but did not have any impact on the Company’s consolidated financial position, results of operations, or cash flows. The remaining amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010 and will not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Accounting pronouncements issued, not yet adopted: In October 2010, the FASB issued ASU 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. ASU 2010-26 modifies the definitions of the type of costs incurred by insurance entities that can be capitalized in the successful acquisition of new and renewal contracts. ASU 2010-26 requires incremental direct costs of successful contract acquisition as well as certain costs related to underwriting, policy issuance and processing, medical and inspection and sales force contract selling for successful contract acquisition to be capitalized. These incremental direct costs and other costs are those that are essential to the contract transaction and would not have been incurred had the contract transaction not occurred. This guidance is effective for the Company for the year beginning January 1, 2012 and may be applied prospectively or retrospectively. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial position, results of operations, cash flows, or disclosures.

In April 2011, the FASB issued ASU 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The ASU clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. This ASU is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial position, results of operations, cash flows, or disclosures.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses

Finance receivables at December 31, 2009 and 2010 consisted of the following:

	2009	2010

Small installment loans	$102,651	$117,599
Large installment loans	28,217	33,653
Automobile purchase loans	83,253	93,232
Furniture and appliance purchase loans	788	2,762

Finance receivables	$214,909	$247,246

Changes in the allowance for loan losses for the years ended December 31, 2008, 2009, and 2010 are as follows:

	2008	2009	2010

Balance at beginning of year	$13,290	$15,665	$18,441
Provision for loan losses	17,376	19,405	16,568	(1)
Finance receivables charged off	(15,879)	(17,002)	(17,469)
Recoveries	878	373	460

Balance at end of year	$15,665	$18,441	$18,000

(1)	Reducing the required allowance for small loans from nine to eight months of losses reduced the 2010 provision by $451.

The following is a reconciliation of the allowance for loan losses by portfolio segment for the year ended December 31, 2010:

							ALLOWANCE AS	ALLOWANCE AS
							PERCENTAGE	PERCENTAGE
						FINANCE	OF FINANCE	OF FINANCE
	BALANCE				BALANCE	RECEIVABLES	RECEIVABLES	RECEIVABLES
	JANUARY 1,		CHARGE-		DECEMBER 31,	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
	2010	PROVISION	OFFS	RECOVERIES	2010	2010	2009	2010

Small installment loans	$8,083	$10,664	$(10,068)	$295	$8,974	$117,599	7.9%	7.6%
Large installment loans	2,719	2,780	(2,588)	61	2,972	33,653	9.6%	8.8%
Automobile purchase loans	7,629	2,915	(4,738)	103	5,909	93,232	9.2%	6.3%
Furniture and appliance purchase loans	10	209	(75)	1	145	2,762	1.3%	5.2%

Total	$18,441	$16,568	$(17,469)	$460	$18,000	$247,246	8.6%	7.3%

As of January 1, 2010, the Company changed its loan loss allowance methodology for small installment loans to determine the allowance using losses from the trailing eight months, rather than the trailing nine months, to more accurately reflect the six-month average life of its small installment loans. The change from nine to eight months of average losses reduced the loss allowance for small installment loans by $1,074 as of January 1, 2010 and reduced the provision for loan losses by $451 for 2010.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

Following is a summary of the finance receivables associated with customers in bankruptcy as of December 31, 2009 and December 31, 2010:

	FINANCE	FINANCE
	RECEIVABLES IN	RECEIVABLES IN
	BANKRUPTCY	BANKRUPTCY
	AS OF	AS OF
	DECEMBER 31,	DECEMBER 31,
	2009	2010

Small installment loans	$440	$353
Large installment loans	732	559
Automobile purchase loans	1,641	1,715
Furniture and appliance purchase loans	27	35

Total	$2,840	$2,662

The following is an assessment of the credit quality of finance receivables at December 31, 2009 and 2010. The contractual delinquency of the finance receivable portfolio by portfolio segment at December 31, 2009 and 2010 was:

	DECEMBER 31, 2009
							FURNITURE
							AND
	SMALL		LARGE				APPLIANCE
	INSTALLMENT		INSTALLMENT		AUTOMOBILE		PURCHASE
	LOANS		LOANS		PURCHASE LOANS		LOANS		TOTAL
	$	%	$	%	$	%	$	%	$	%

Current accounts	$79,625	77.6%	$17,555	62.2%	$55,718	66.9%	$516	65.5%	$153,414	71.4%
1 to 29 days	13,251	12.9%	6,920	24.5%	19,718	32.7%	190	24.1%	40,079	18.6%
Delinquency:
30 to 59 days	2,995	2.9%	1,463	5.2%	3,829	4.6%	67	8.5%	8,354	3.9%
60 to 89 days	2,092	2.0%	728	2.6%	1,860	2.2%	4	0.5%	4,684	2.2%
90 days and over	4,688	4.6%	1,551	5.5%	2,128	2.6%	11	1.4%	8,378	3.9%

Total delinquency	9,775	9.5%	3,742	13.3%	7,817	9.4%	82	10.4%	21,416	10.0%

Finance receivables	$102,651	100.0%	$28,217	100.0%	$83,253	100.0%	$788	100.0%	$214,909	100.0%

Finance receivables in nonaccrual status	$4,688	4.6%	$1,551	5.5%	$2,128	2.6%	$11	1.4%	$8,378	3.9%

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

	DECEMBER 31, 2010
							FURNITURE AND
	SMALL		LARGE				APPLIANCE
	INSTALLMENT		INSTALLMENT		AUTOMOBILE		PURCHASE
	LOANS		LOANS		PURCHASE LOANS		LOANS		TOTAL
	$	%	$	%	$	%	$	%	$	%

Current accounts	$90,455	76.9%	$22,969	68.3%	$67,751	72.7%	$2,299	83.2%	$183,474	74.2%
1 to 29 days	18,387	15.7%	7,424	22.0%	20,363	21.8%	342	12.4%	46,516	18.8%
Delinquency:
30 to 59 days	3,269	2.8%	1,486	4.4%	2,816	3.0%	40	1.5%	7,611	3.1%
60 to 89 days	1,986	1.6%	762	2.3%	1,113	1.2%	31	1.1%	3,892	1.6%
90 days and over	3,502	3.0%	1,012	3.0%	1,189	1.3%	50	1.8%	5,753	2.3%

Total delinquency	8,757	7.4%	3,260	9.7%	5,118	5.5%	121	4.4%	17,256	7.0%

Finance receivables	$117,599	100.0%	$33,653	100.0%	$93,232	100.0%	$2,762	100.0%	$247,246	100.0%

Finance receivables in nonaccrual status	$3,502	3.0%	$1,012	3.0%	$1,189	1.3%	$50	1.8%	$5,753	2.3%

Following is a summary of finance receivables evaluated for impairment:

	DECEMBER 31, 2009	DECEMBER 31, 2010

Finance receivables evaluated for impairment
Accounts 180 or more days past due, excluding accounts of customers in bankruptcy	$1,835	$803
Customers in Chapter 13 bankruptcy	2,840	2,662

Total impaired accounts specifically evaluated	$4,675	$3,464
Finance receivables evaluated collectively	210,234	243,782

Finance receivables outstanding	$214,909	$247,246

	DECEMBER 31, 2009	DECEMBER 31, 2010

Total impaired accounts specifically evaluated	$4,675	$3,464

Amount of the specific reserve for impaired accounts	$3,026	$1,874

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

Note 3. Premises and Equipment and Rental Commitments

At December 31, 2009 and 2010, premises and equipment consisted of the following:

	2009	2010

Land and premises	$1,020	$844
Furniture, fixtures, and equipment	6,619	7,807
Leasehold improvements	1,183	1,289

	8,822	9,940
Less accumulated depreciation	6,010	6,871

	$2,812	$3,069

Depreciation expense for the years ended December 31, 2008, 2009, and 2010 totaled $702, $797 and $953, respectively.

Future minimum rent commitments under non-cancellable operating leases in effect as of December 31, 2010 are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT

2011	$1,836
2012	1,255
2013	587
2014	156
2015	79
Thereafter	23

$3,936

Leases generally contain options to extend for periods from 1 to 10 years; the cost of such extensions is not included above. Rent expense for the years ended December 31, 2008, 2009, and 2010 equaled $1,728, $1,868, and $2,073, respectively. In addition to rent, the Company typically pays for all operating expenses, property taxes, and repairs and maintenance on properties that it leases.

Note 4. Other Assets

Other assets include the following at December 31, 2009 and 2010:

	2009	2010

Interest receivable	$758	$792
Intangible assets, including debt issuance costs, net of accumulated amortization	752	808
Interest rate caps	1,080	280
Restricted cash	888	888
Other	700	747

	$4,178	$3,515

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

The Company has debt issuance costs included in other assets with estimated future amortization of $153, $153, and $138 for the years ending December 31, 2011, 2012, and 2013, respectively.

Note 5. Debt

Following is a summary of the Company’s debt as of December 31, 2009 and 2010:

	2009	2010

Senior revolving credit facility	$156,286	$163,301
Mezzanine debt	25,680	25,814
Mortgage loan and line of credit	122	—
Secured line of credit	352	466

	$182,440	$189,581

Unused amount of senior revolving credit facility, subject to borrowing base	$11,214	$61,699

The senior revolving credit facility consisted of senior secured maximum available borrowings totaling $167,500 and $225,000 at December 31, 2009 and 2010, respectively. The Company renewed and increased the senior revolving credit facility in August 2010. The new senior revolving credit facility bears interest at rates equal to LIBOR plus an applicable margin (3.25% at December 31, 2010) which varies based on a borrowing base ratio (with a LIBOR minimum of 1.0%) or the prime rate plus 2.25% as elected by the Company. The Company also pays an unused line fee of .50% per annum, payable monthly. Interest payments are due monthly and the agreement expires August 25, 2013. Advances on this agreement are at 85% of eligible finance receivables. The senior revolving credit facility is secured by substantially all of the Company’s finance receivables. The senior revolving credit facility agreement contains certain restrictive covenants, including maintenance of a specified interest coverage ratio, restrictions on distributions, limitations on additional borrowings, debt ratio, maintenance of a minimum allowance for loan losses, and certain other restrictions. At December 31, 2010, the Company was in compliance with all debt covenants.

As of December 31, 2010, the mezzanine debt was a $25,814 loan from one of the Company’s sponsors and three individual owners maturing October 25, 2013, secured by a junior lien on substantially all of the Company’s finance receivables. This agreement is subordinated to the senior bank debt. The proceeds of this debt were used to retire the mezzanine debt of the same amount to an unrelated lender. The interest rate is 15.25% per annum, of which 2% is payable in kind at the Company’s option. Through the date of the refinancing, the Company deferred $814 in interest payments to the unrelated lender. The mezzanine loan agreement contains certain restrictive covenants, including maintenance of a specified interest coverage ratio, a restriction on distributions, limitations on additional borrowings, debt ratio, maintenance of a minimum allowance for loan losses, and certain other restrictions. At December 31, 2010, the Company was in compliance with all debt covenants.

In 2009, the Company was obligated on a mortgage loan secured by a branch office. The Company relocated to a new location during 2010, sold the branch office, and retired the mortgage debt.

The Company has a $500 line of credit, which is secured by a mortgage on the Company’s headquarters, with a commercial bank to facilitate its cash management program. The interest rate is prime plus 1% and interest is payable monthly. The line of credit matures July 31, 2011 and there are no significant restrictive covenants associated with this line of credit.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

The one-month LIBOR was 0.25% and 0.375% at December 31, 2009 and 2010, respectively, although under the new senior revolving credit facility the minimum LIBOR rate is 1.0%. The prime rate was 3.25% at December 31, 2009 and 2010.

Following is a summary of principal payments required on outstanding debt during each of the next 5 years:

YEAR ENDING DECEMBER 31,	AMOUNT

2011	$466
2012	—
2013	189,115
2014	—
2015	—

Total	$189,581

Note 6. Temporary Equity

The shareholders agreement between the Company, Regional Holdings LLC, the sponsors and the individual owners provides that the individual owners have the right to put their stock back to the Company if an initial public offering does not occur within five years of the acquisition date, March 21, 2007. The put option is exercisable for 90 days following March 21, 2012. The purchase price of the stock is the then fair value, and the option is subject to contingencies, principally failure to complete an initial public offering and approval of the senior lender. The Company valued this put option at the original purchase price of $12,000. The proposed initial public offering makes it probable that the put option will not become exercisable. There are 2,196,877 shares owned by the individual owners.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

Note 7. Income Taxes

Regional Management Corp. and its subsidiaries file a consolidated federal income tax return. The Company files consolidated or separate state income tax returns as permitted by individual states in which it operates.

Income tax expense was $2,276, $4,472, and $9,178 for the years ended December 31, 2008, 2009, and 2010, respectively, which differed from the amount computed by applying the U.S. federal income tax rate of 34% for the years ended December 31, 2008 and 2009, and 35% for the year ended December 31, 2010 to total income before income taxes as a result of the following:

	2008	2009	2010

U. S. federal tax expense at statutory rate	$2,977	$4,877	$8,968
Increase (reduction) in income taxes resulting from:
Small insurance company income exclusion	(568)	(583)	(444)
State tax, net of federal benefit	209	360	569
Other	(342)	(182)	85

	$2,276	$4,472	$9,178

Income tax expense attributable to total income before income taxes consists of the following for the years ended December 31, 2008, 2009, and 2010:

	2008	2009	2010

Current:
U. S. federal	$2,967	$4,024	$5,732
State and local	492	546	516

	3,459	4,570	6,248

Deferred:
U. S. federal	(1,007)	(83)	2,553
State and local	(176)	(15)	377

	(1,183)	(98)	2,930

Total	$2,276	$4,472	$9,178

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

Net deferred tax assets consist of the following as of December 31, 2009 and 2010:

	2009	2010

Deferred tax assets:
Allowance for loan losses	$6,340	$6,587
Unearned insurance commissions	840	1,172
Non-refundable dealer fees	554	813
Stock-based compensation	496	636
Fair value adjustment on interest rate cap	—	329
Amortization of non-compete	248	227
Group insurance reserve	98	135
Accrued expenses	—	129
Unearned insurance premium reserves	66	63
Book over tax depreciation and amortization	243	—

Gross deferred tax assets	8,885	10,091

Deferred tax liabilities:
Fair market value adjustment of finance receivables	—	4,394
Deferred loan costs	1,240	1,161
Tax over book depreciation	—	66
Prepaid expenses	4	—
Fair value adjustment on interest rate cap	154	—
Other	181	94

Gross deferred tax liabilities	1,579	5,715

Net deferred tax assets	$7,306	$4,376

Note 8. Earnings Per Share

The following schedule reconciles the computation of basic and diluted earnings per share for the years ended December 31, 2008, 2009, and 2010:

	2008
	NET INCOME	SHARES	PER SHARE

Basic earnings per share
Income available to common stockholders	$6,479	9,336,727	$0.69

Effect of dilutive securities
Options to purchase common stock	—	145,877

Diluted earnings per share
Income available to common stockholders plus assumed exercise of options to purchase common stock	$6,479	9,482,604	$0.68

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

	2009
	NET INCOME	SHARES	PER SHARE

Basic earnings per share
Income available to common stockholders	$9,873	9,336,727	$1.06

Effect of dilutive securities
Options to purchase common stock	—	253,837

Diluted earnings per share
Income available to common stockholders plus assumed exercise of options to purchase common stock	$9,873	9,590,564	$1.03

	2010
	NET INCOME	SHARES	PER SHARE

Basic earnings per share
Income available to common stockholders	$16,444	9,336,727	$1.76

Effect of dilutive securities
Options to purchase common stock	—	332,891

Diluted earnings per share
Income available to common stockholders plus assumed exercise of options to purchase common stock	$16,444	9,669,618	$1.70

Note 9. Related Party Transactions

The Company is majority owned by two sponsors. Following is a summary of transactions during the years ended December 31, 2008, 2009, and 2010 with the sponsors and the individual owners who retain an interest in the Company.

	INDIVIDUAL
	OWNERS	SPONSORS

2008:
Consulting and advisory fees expense	$454	$948
2009:
Consulting and advisory fees expense	454	809
2010:
Issuance of 15.25% mezzanine debt	5,000	20,814
Financing fees	20	83
Interest paid on mezzanine debt	210	864
Consulting and advisory fees expense	450	783

Note 10. Concentrations of Credit Risk

The Company’s portfolio of finance receivables is with customers living in four southeastern states (Alabama, North Carolina, South Carolina, and Tennessee) and one southwestern state (Texas); consequently, such customers’ ability to honor their installment contracts may be affected by economic conditions in these areas. Additionally, the

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

Company is exposed to a concentration of credit risk inherent in providing consumer finance products to borrowers who cannot obtain traditional bank financing. A majority of the Company’s loans are secured by household goods or automobiles and the Company believes it has access to this collateral through repossession. The ability to repossess collateral mitigates this risk; however, as a matter of practice the Company does not generally repossess household goods collateral.

The Company also has a risk that its customers’ will seek protection from creditors by filing under the bankruptcy laws. When a customer files bankruptcy, the Company must cease collection efforts and petition the bankruptcy court to obtain its collateral or work out a court approved bankruptcy plan involving the Company and all other creditors of the customer. It is the Company’s experience that such plans can take an extended period of time to conclude and usually involve a reduction in the interest rate from the rate in the contract to a court-approved rate.

Note 11. Employee Benefit Plans

Retirement savings plan: The Company has a defined contribution employee benefit plan (401(k) plan) covering full-time employees who have at least one year of service. Employees can invest up to $16.5 ($22.0 if over age 50) of their gross pay; the Company makes a matching contribution equal to 50 percent of the first six percent of employees’ gross income contributed to the plan. The Company’s matching contribution is discretionary and subject to approval of the Compensation Committee. For the years ended December 31, 2008, 2009, and 2010, the Company recorded expense for the Company’s match of $150, $122, and $29, respectively.

Health insurance plan: The Company has a self-insured health plan available to all full-time salaried employees after one month of service. At the beginning of each plan year, the Company estimates the total cost of health insurance for the forthcoming year, allocates a portion of the cost to plan participants, and pays the balance of the cost. The Company has insurance to protect against claims in excess individual and aggregate amounts. The Company’s insurance advisors estimate the reserve required for incurred, but not reported claims which have been recorded in the consolidated financial statements. The Company’s expense for the years ended December 31, 2008, 2009, and 2010 was $1,021, $1,479, and $1,223, respectively.

Effective with the plan year beginning May 1, 2008, the Company began offering a “mini-med” insurance plan for newly hired hourly employees and hourly employees not then participating in the self-insured plan. A portion of the premium is paid by the employee and the balance by the Company. The insurance company bears all risk of loss on this policy.

Discretionary bonuses: The Company pays discretionary bonuses to certain of its officers. The amount of bonuses charged to operating expenses was $544.0, $423.2, and $675.0, for the years ended December 31, 2008, 2009, and 2010, respectively. Bonus payments are subject to approval by the compensation committee.

Stock compensation plan: On March 21, 2007, the Company adopted the 2007 Management Incentive Plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant options to purchase a maximum of 1.037 million shares of its $.10 par value common stock. All grants are made at 100% of the fair value at the date of grant. Options granted under the plan vest at 20 percent at the date of grant and 20 percent on the anniversary date of the grant each year thereafter for four years. In addition, these options vest and become exercisable in full upon the occurrence of a Change of Control (as defined in the Option Award Agreements). Optionees must exercise their options within ten and nine years of the grant, for the 2007 and 2008 grants, respectively. No options were granted in 2009 or 2010.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

The Company recognizes compensation expense in the financial statements for all stock-based payments granted on or after October 11, 2007 based upon the fair value estimated in accordance with the provisions of the Codification.

The fair value of option grants is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2007	2008

Expected volatility	37.48%	37.48%
Expected dividends	0.00%	0.00%
Expected term (in years)	10.00	9.00
Risk-free rate	4.50%	3.77%
Vesting period (in years)	4	4

Expected volatility is based on the historic volatility of a publicly traded company in the same industry. The risk free interest rate is based on the U.S. Treasury yield at the date the Board approved the option awards for the period (9 to 10 years) over which options are exercisable.

For the years ended December 31, 2008, 2009, and 2010, the Company recorded stock-based compensation expense in the amount of $523.0, $359.9, and $359.9, respectively. As of December 31, 2010, unrecognized stock-based compensation expense to be recognized over future periods approximated $212.6. This amount will be recognized as expense over a period of 1.3 years. The total income tax benefit recognized in the income statement for the stock-based compensation arrangements was $204.3, $140.3, and $140.3 for the years ended December 31, 2008, 2009, and 2010, respectively.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

A summary of the status of the Company’s stock option plan is presented below (shares in thousands):

			WEIGHTED
		WEIGHTED	AVERAGE
		AVERAGE	REMAINING	AGGREGATE
	NUMBER OF	PRICE	CONTRACTUAL	INTRINSIC
	SHARES	PER SHARE	LIFE (YEARS)	VALUE

Options outstanding at January 1, 2008	441	$5.4623
Granted	222	5.4623
Exercised	—	—
Forfeited	(73)	5.4623

Options outstanding at December 31, 2008	590	$5.4623	8.3	$3,450

Options exercisable at December 31, 2008	191	$5.4623	8.3	$1,119

Available for grant at December 31, 2008	447

Options outstanding at December 31, 2008	590	$5.4623
Granted	—	—
Exercised	—	—
Forfeited	—	—

Options outstanding at December 31, 2009	590	$5.4623	7.3	$5,298

Options exercisable at December 31, 2009	309	$5.4623	7.3	$2,779

Available for grant at December 31, 2009	447

Options outstanding at December 31, 2009	590	$5.4623
Granted	—	—
Exercised	—	—
Forfeited	—	—

Options outstanding at December 31, 2010	590	$5.4623	6.3	$9,654

Options exercisable at December 31, 2010	427	$5.4623	6.3	$6,999

Available for grant at December 31, 2010	447

At December 31, 2010, the options have a weighted-average remaining contractual life of 6.3 years.

The intrinsic value was estimated by applying the Company’s operating metrics to those of a publicly traded company in the same industry.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

Information on the vesting status of options outstanding at December 31, 2009 and 2010, respectively, follows (shares in thousands):

	2009		2010
		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE
		GRANT DATE		GRANT DATE
	SHARES	FAIR VALUE	SHARES	FAIR VALUE

Non-vested options, beginning of the year	399	$5.4623	281	$5.4623
Granted	—	5.4623	—	5.4623
Vested	(118)	5.4623	(118)	5.4623
Forfeited	—	5.4623	—	5.4623

Non-vested options, end of the year	281	$5.4623	163	$5.4623

Employment agreements: The Company has employment contracts with two members of senior management and an employment letter agreement with a third employee. These contracts and agreement stipulate the payment of salary, bonus, perquisites, and stock option awards to the affected individuals.

The Company has consulting agreements with three of its individual owners. Consulting fees paid totaled $453.5, $453.5, and $450.0, for the years ended December 31, 2008, 2009 and 2010, respectively.

Note 12. Commitments and Contingencies

The Company is a defendant in various pending or threatened lawsuits. These matters are subject to various legal proceedings in the ordinary course of business. Each of these matters is subject to various uncertainties and some of them may have an unfavorable outcome to the Company. The Company has established accruals for the matters that are probable and reasonably estimable. The Company is not party to any legal proceedings that management believes would have a materially adverse effect on the Company’s consolidated financial statements.

Note 13. Restricted Assets

RMC Reinsurance, Ltd. is a wholly-owned life insurance subsidiary of the Company. RMC Reinsurance is required to maintain cash reserves against life insurance policies ceded to it, as determined by the ceding company. In 2009, the Company purchased a letter of credit in the amount of $888 in favor of the ceding company. The letter of credit is secured by a cash deposit of $888. The cash securing the letter of credit in 2009 and 2010 and the required reserves are presented as restricted cash in the other asset category in the accompanying balance sheets, which totaled $888 at December 31, 2009 and 2010.

Note 14. Interest Rate Caps

On April 9, 2009 the Company purchased interest rate caps with a notional amount of $30,000, a strike rate of 3.0%, and equal maturities in April 2013, 2014, and 2015. On March 4, 2010, the company exchanged its $30,000 of interest rate caps for a rate cap with a notional amount of $128,500, a strike rate of 6.0%, and a maturity of March 4, 2014. There was no cost associated with this exchange.

On November 5, 2010, the company purchased an additional interest rate cap of $21,500, increasing its interest rate coverage to $150,000. The strike rate and maturity of this latter purchase are the same as the cap purchased on March 4, 2010.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share information)

Following is a summary of changes in the rate caps:

	2009	2010

Balance at end of prior year	$—	$1,080
Purchases	800	43
Fair value adjustment included as an (increase) decrease in interest expense	280	(843)

Balance sheet at December 31, included in other assets	$1,080	$280

When three-month LIBOR exceeds six percent, the counter party reimburses the Company for the excess over six percent; no payment is required by the Company or the counterparty when three-month LIBOR is below six percent.

Note 15. Subsequent Event

On May 5, 2011, the Company’s Board of Directors approved the filing of a registration statement on Form S-1 for an initial public offering of the Company’s common stock.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND JUNE 30, 2011

	DECEMBER 31,	JUNE 30,
	2010	2011
	(Unaudited)
	(Dollars in thousands, except per share information)

Assets
Cash	$856	$2,974
Gross finance receivables	318,991	331,383
Less unearned finance charges, insurance premiums and commissions	(71,745)	(72,183)

Finance receivables	247,246	259,200
Less allowance for loan losses	(18,000)	(18,000)

Net finance receivables	229,246	241,200
Premises and equipment, net of accumulated depreciation	3,069	3,943
Deferred tax asset, net	4,376	4,466
Repossessed assets at net realizable value	296	321
Other assets	3,515	6,181

Total assets	$241,358	$259,085

Liabilities
Cash overdraft	$365	$340
Accounts payable and accrued expenses	7,968	6,742
Senior revolving credit facility	163,301	172,467
Mezzanine debt to related parties	25,814	25,814
Other debt	466	500

Total liabilities	197,914	205,863

Commitments and Contingencies:
Temporary equity	12,000	12,000

Stockholders’ equity:
Common stock, par value $0.10 per share; 25,000,000 shares authorized; 9,336,727 issued and outstanding	934	934
Additional paid-in-capital	27,959	28,081
Retained earnings	2,551	12,207

	31,444	41,222

Total liabilities and stockholders’ equity	$241,358	$259,085

See accompanying notes to consolidated financial statements.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
SIX MONTHS ENDED JUNE 30, 2010 AND 2011

	2010	2011
	(Unaudited)
	(Dollars in thousands, except per share information)

Revenue:
Interest and fee income	$35,474	$42,539
Insurance income, net	4,390	4,127
Other income	2,219	2,404

Total revenue	42,083	49,070

Expenses:
Provision for loan losses	7,557	7,325
General and administrative expenses:
Personnel	10,767	12,816
Occupancy	2,469	3,061
Advertising	1,041	1,293
Other	2,519	3,212
Consulting and advisory fees	616	618
Interest expense:
Senior revolving credit facility and other debt	2,672	3,714
Mezzanine debt:
Third party	1,972	—
Related parties	—	2,003

Total interest expense	4,644	5,717

Total expenses	29,613	34,042

Income before income taxes	12,470	15,028
Income taxes	4,360	5,373

Net income	$8,110	$9,655

Net income per common share:
Basic	$0.87	$1.03

Diluted	$0.84	$1.01

Weighted average common shares outstanding:
Basic	9,336,727	9,336,727

Diluted	9,631,216	9,587,903

See accompanying notes to consolidated financial statements.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

	2010	2011
	(Unaudited)
	(Dollars in thousands, except per share information)

Cash Flows From Operating Activities
Net income	$8,110	$9,655
Adjustments to reconcile net income to cash provided by operating activities:
Provision for loan losses	7,757	7,325
Depreciation and amortization	560	642
Amortization of stock compensation expense	180	123
Fair value adjustment on interest rate caps	842	172
Payment of in-kind interest on mezzanine debt	133	—
Deferred income taxes	150	(90)
Changes in operating assets and liabilities:
Other assets	75	(2,934)
Other liabilities	2,566	(1,227)

Net cash provided by operating activities	20,373	13,666

Cash Flows From Investing Activities
Finance receivables repaid (originated)	(2,834)	(19,279)
Purchase of furniture and equipment	(617)	(1,444)

Net cash provided by (used in) investing activities	(3,451)	(20,723)

Cash Flows From Financing Activities
Increase (decrease) in cash overdraft	874	(25)
Net borrowing (payments) on senior revolving credit facility	(18,821)	9,166
Issuance (payments) on subordinated debt and other notes, net	125	34

Net cash provided by (used in) financing activities	(17,822)	9,175

Net change in cash	(900)	2,118
Cash
Beginning	3,018	856

Ending	$2,118	$2,974

Cash payments for interest
Paid to third parties	$3,381	$3,493

Paid to related parties	$—	$2,330

Cash payments for income taxes	$3,061	$7,767

Issuance of mezzanine debt in lieu of cash interest payments	$133	$—

See accompanying notes to consolidated financial statements.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

Note 1. Basis of Presentation

Basis of presentation: The consolidated financial statements of Regional Management Corp. (the “Company”) at June 30, 2011 and for the six months ended June 30, 2010 and 2011 are unaudited and have been prepared in conformity with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 270, Interim Reporting. In the opinion of management include all adjustments, all of which are normal, recurring adjustments that are necessary for a fair presentation of the financial position at June 30, 2011 and the results of operations and cash flows for the six month periods ended June 30, 2010 and 2011.

The accompanying financial statements have been prepared in accordance with the accounting policies stated in the Company’s audited financial statements for the year ended December 31, 2010 and should be read in conjunction with the notes to those consolidated financial statements. The consolidated balance sheet data as of December 31, 2010 was derived from the Company’s audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Note 2. Nature of Business and Significant Accounting Policies

Nature of business: The Company was incorporated and began operations in 1987. The Company is engaged in the consumer finance business, offering small installment loans, large installment loans, automobile purchase loans, furniture and appliance purchase loans, related credit insurance, and ancillary products and services. As of June 30, 2011, the Company operates offices in 163 locations in the states of Alabama (14 offices), North Carolina (23 offices), South Carolina (69 offices), Tennessee (17 offices), and Texas (40 offices) under the brand names Regional Finance, RMC Financial Services, Anchor Finance, and Sun Finance. In the six months ended June 30, 2011, the Company opened 28 offices and made one small branch acquisition.

Principles of consolidation: The consolidated financial statements include the accounts of Regional Management Corp. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company operates through a separate subsidiary in each state.

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the consumer finance industry.

The following is a description of significant accounting policies used in preparing the financial statements.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses, fair value of stock-based compensation, and the valuation of deferred tax assets.

Business segments: The Company reports operating segments in accordance with FASB ASC Topic 280. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in determining how to allocate resources and assess performance. FASB ASC Topic 280 requires that a public enterprise report a measure of segment profit or loss, certain specific

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

revenue and expense items, segment assets, information about the way operating segments were determined, and other items.

The Company has one reportable segment, which is the consumer finance business. The other revenue generating activities of the Company, including insurance operations and income tax preparation, are done in the existing branch network in conjunction with or as a complement to the consumer finance operations. There is no discrete financial information available for these activities and they do not meet the criteria under FASB ASC Topic 280 to be reported separately.

Cash and statement of cash flows: Cash flows from loan operations and short-term borrowings are reported on a net basis.

Finance receivables: The Company offers four types of consumer loans. Small installment loan receivables are direct loans to customers and are secured by non-essential household goods and include live check loans, which are checks mailed to customers based on a rigorous pre-screening process that includes a review of the prospective customer’s credit profile provided by one of the national credit reporting bureaus. Large installment loan receivables are direct loans to customers and are secured by automobiles or other vehicles in addition to non-essential household goods. Automobile purchase loan receivables consist of direct loans, which are originated at the dealership and closed in one of the Company’s branches, and indirect loans, which are originated and closed at a dealership in the Company’s network without the need for the customer to visit one of the Company’s branches. In each case, these automobile purchase loans are collateralized primarily by used and some new automobiles, which are initiated by and purchased from automobile dealerships, subject to the Company’s credit approval. Furniture and appliance purchase loan receivables consist principally of retail installment sales contracts collateralized by the furniture purchased, which are initiated by and purchased from furniture retailers, subject to the Company’s credit approval.

Loan losses: Provisions for loan losses are charged to income as losses are estimated to have occurred and in amounts sufficient to maintain an allowance for loan losses at an adequate level to provide for losses on the finance receivables. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Loan loss experience, average loan life, and contractual delinquency of finance receivables by loan type, the value of underlying collateral, and management’s judgment are factors used in assessing the overall adequacy of the allowance and the resulting provision for loan losses. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions or portfolio performance. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revisions as more information becomes available.

The Company establishes a full valuation allowance for a loan at the date that the loan is contractually delinquent 180 days. The Company initiates repossession proceedings when an account is seriously delinquent and, in the opinion of management, the customer is unlikely to make further payments. Since 2010, the Company has sold substantially all repossessed vehicle inventory through public sales conducted by independent automobile auction organizations after the required post-repossession waiting period. Losses on the sale of repossessed collateral are charged to the allowance for loan losses.

The allowance for loan losses consists of general and specific components. The general reserve estimates loan losses for groups of loans on a collective basis. The Company’s general component of the allowance for loan losses relates to probable incurred losses of unimpaired loans and consists of two computations as follows:

■	Large installment loans, automobile purchase loans and furniture and appliance purchase loans. Most

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

recent twelve months of historical losses are used to estimate the general allowance for large installment loans (loans in excess of $2.5), automobile purchase loans, and all furniture and appliance purchase loans.

■	Small installment loans. Most recent eight months of historical losses are used to estimate the general allowance for small installment loans, including live checks (loans of $2.5 or less).

Automobile purchase, furniture and appliance purchase, and large installment loans have longer maturities than small installment loans, which is why a shorter period is used for small installment loan losses.

The Company adjusts the computed historical loss percentages as described above for qualitative factors based on an assessment of internal and external influences on credit quality that are not fully reflected in the historical loss data. Those qualitative factors include trends in growth in the loan portfolio, delinquency, unemployment, bankruptcy, and other economic trends.

The specific component of the allowance for loan losses relates to impaired loans. The specific component includes a full reserve for accounts that are 180 days or more delinquent on a contractual basis. The specific component also includes an estimate of the loss resulting from the difference between the recorded investment in a loan to a bankrupt customer and the present value of the cash flows of such loans in accordance with the modified loan terms approved by the bankruptcy court discounted at the original contractual interest rate. Loans to bankrupt customers are evaluated in the aggregate rather than on a specific loan basis. Such loans are accounted for as troubled debt restructurings (as described under “Impaired loans” below).

In 2011, the Company began evaluating the loans of customers in Chapter 13 bankruptcy for impairment as troubled debt restructurings. The Company has adopted the policy of aggregating loans with similar risk characteristics for purposes of computing the amount of impairment. In connection with the adoption of this practice, the Company computed the estimated impairment on its Chapter 13 bankrupt loans in the aggregate by discounting the projected cash flows at the original contract rates on the loan using the terms imposed by the bankruptcy court. This method was applied in the aggregate to each of the Company’s four classes of loans.

The Company’s policy for the accounts of customers in bankruptcy is to charge off the balance of accounts in a confirmed bankruptcy under Chapter 7 of the bankruptcy code. For customers in a Chapter 13 bankruptcy plan, the Company reduces the interest rate to that specified in the bankruptcy order. Additionally, if the bankruptcy court converts a portion of a loan to an unsecured claim the Company’s policy is to charge off the portion of the unsecured balance that it deems uncollectible at the time the bankruptcy plan is confirmed. Once the customer is in a confirmed Chapter 13 bankruptcy plan, the Company receives payments with respect to the remaining amount of the loan at the reduced interest rate from the bankruptcy trustee. The Company does not believe that accounts in a confirmed Chapter 13 plan have a higher level of risk than non-bankrupt accounts. If a customer fails to comply with the terms of the bankruptcy order, the Company will petition the trustee to have the customer dismissed from

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

bankruptcy. Upon dismissal, the Company restores the account to the original terms and pursues collection through its normal collection activities.

In making the computations of the present value of cash payments to be received on bankrupt accounts in each product category, the Company used the weighted average interest rates and weighted average remaining term based on data as of June 30, 2011.

Impaired loans: A loan is considered impaired by the Company when it is 180 or more days contractually delinquent, at which time a full valuation allowance is established for such loans within the allowance for loan losses. In addition, loans that have been modified by bankruptcy proceedings are accounted for in the aggregate by the Company as troubled debt restructurings and are also considered impaired loans. At the time of restructuring, a specific valuation allowance is established for such loans within the allowance for loan losses.

The factors used to determine whether an account is uncollectible are the age of the account, supervisory review of collection efforts, and other factors such as customers relocating to an area where collection is not practical. As of June 30, 2011, bankrupt accounts that had not been charged-off were approximately $2,671. Such accounts are specifically evaluated for impairment. The Company has elected to evaluate such loans in the aggregate in accordance with FASB ASC Topic 310 as they have common risk characteristics. Of the total $2,671 of bankrupt accounts at June 30, 2011, $225 are more than 180 days contractually delinquent and thus fully reserved. For customers with a confirmed Chapter 13 bankruptcy plan, the Company receives payments through the bankruptcy court. For customers who recently filed for Chapter 13 bankruptcy, the Company generally does not receive any payments until their bankruptcy plan is confirmed by the court. If the customers have made payments to the trustee in advance of plan confirmation, the Company may receive a lump sum payment from the trustee once the plan is confirmed. This lump sum payment represents the Company’s pro-rata share of the amount paid by the customer. If a customer files for bankruptcy under Chapter 7 of the bankruptcy code, the customer’s entire debt is cancelled. In such cases, the Company charges off the account upon receiving notice from the bankruptcy court. If a vehicle secures a Chapter 7 bankruptcy account, the customer has the option of buying the vehicle at fair value or reaffirming the loan and continuing to pay the loan.

At June 30, 2011, approximately $225 of the 180 days or more past due accounts are customers in Chapter 13 bankruptcy. The remainder of the 180+ past due accounts are those of which operations personnel are of the view that some portion can be collected. Following is a chart of the maturity of accounts that are 180 days or more that are past due:

	JUNE 30, 2011
	NON-	CUSTOMERS	TOTAL 180+
	BANKRUPT	IN	PAST DUE
	CUSTOMERS	BANKRUPTCY	ACCOUNTS

Accounts at least 180 days but less than one year contractually delinquent	$678	$168	$846
Accounts at least one year but less than two years contractually delinquent	309	52	361
Accounts at least two years contractually delinquent	1	5	6

Total	$988	$225	$1,213

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

Delinquency: The Company determines past due status using the contractual terms of the loan. This is the credit quality indicator used to evaluate the allowance for loan losses for each class of finance receivables.

Repossessed assets: Repossessed collateral is valued at the lower of the receivable balance on the loan prior to repossession or estimated net realizable value. Management estimates net realizable value at the projected cash value upon liquidation, less costs to sell the related collateral.

Premises and equipment: The Company owns its headquarters buildings. During 2010, the Company sold the only branch office that it owned. Offices are leased under non-cancellable leases. Office buildings are depreciated on the straight-line method for financial reporting purposes over their estimated useful lives of 39 to 40 years. Furniture and equipment are depreciated on the straight-line method over their estimated useful lives, generally three to five years. Leasehold improvements are depreciated over the shorter of the life of the asset or the remaining term of the lease agreement. Maintenance and repairs are charged to expense as incurred.

Income recognition: Interest income is recognized using the interest (actuarial) method, also known as the constant yield method. Therefore, the Company recognizes revenue from interest at an equal rate over the term of the loan. Unearned finance charges on pre-compute contracts are rebated to customers utilizing the Rule of 78s method. The difference between income recognized under the constant yield method and the Rule of 78s method is recognized as an adjustment to interest income at the time of rebate. Accrual of interest income on finance receivables is suspended when no payment has been received for 90 days or more on a contractual basis. The accrual of income is not resumed until one or more full contractual monthly payments are received and the finance receivable is less than 90 days contractually delinquent. Interest income is suspended on finance receivables for which collateral has been repossessed. Payments received on loans in nonaccrual status are first applied to interest, then to any late charges or other fees, with any remaining amount applied to principal.

The Company recognizes income on credit insurance products using the constant yield method over the life of the related loan. Rebates are computed using the Rule of 78s method and any difference between the constant yield method and the Rule of 78s is recognized in income at the time of rebate.

The Company charges a fee to automobile dealers for each loan it purchases from that dealer. The Company defers this fee and accretes it to income using a method that approximates the constant yield method.

Charges for late fees are recognized as income when collected.

Loan origination fees and costs: Non-refundable fees received and direct costs incurred for the origination of finance receivables are deferred and amortized to interest income over the contractual lives of the loans using the constant yield method. Unamortized amounts are recognized in income at the time that loans are paid in full.

Insurance operations: Insurance operations include revenue and expense from the Company’s sale of optional insurance products to its customers. These optional products include credit life, credit accident and health, property insurance, and involuntary unemployment insurance. Insurance premiums are remitted to an unaffiliated company that issues the policy to the customer. This company cedes the premiums to the Company’s wholly-owned insurance subsidiary, RMC Reinsurance, Ltd. Life insurance premiums are ceded to the Company as written, non-life products are ceded as earned. The premiums and commissions received by the Company are deferred and amortized to income over the life of the insurance policy using the constant yield method.

The Company began a collateral protection collision insurance (“CPI”) program in one state in 2009 and in a second state in 2011. CPI is added to a loan when a customer fails to provide the Company proof of collision

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

insurance on an automobile securing a loan. The CPI program is administered by an independent third party, which tracks insurance lapses and cancellations and issues a policy when the customer does not provide proof of insurance. The insurance is added to the loan and increases the customers’ monthly loan payment. The third party and its insurance partner retain a percentage of the premium and pay all claims. The Company earns a percentage of the premium and will earn additional income if losses are less than estimated by the independent third party. Income is recognized on the constant yield method over the life of the insurance policy, which is generally one year.

Non-file insurance is written in lieu of recording and perfecting the Company’s security interest in the assets pledged on certain loans. Non-file insurance and the related insurance premiums, claims, and recoveries are not reflected in the accompanying financial statements except when claims are incurred. Non-file insurance premiums are collected from the borrower on certain loans at inception and renewal and remitted directly to the unaffiliated insurance company.

The Company maintains a cash reserve for life insurance claims in an amount determined by the ceding company. The cash reserve secures a letter of credit issued by a commercial bank in favor of the ceding company. The ceding company maintains the reserves for non-life claims.

Reinsurance balances and transactions: Reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

Interest rate caps: In 2009, the Company purchased three interest rate caps with notional amounts of $10,000 each. The Company purchased the caps to protect a portion of its senior revolving credit facility from increases in interest rates above the strike rate of the cap. In early 2010, the Company exchanged its $30,000 notional cap for a cap with a notional amount of $128,500, a strike rate of 6.0%, and a maturity of March 2014. There was no cost related to this exchange. In late 2010, the Company purchased an additional cap increasing the total interest rate protection to $150,000 on the same terms as the exchanged cap. At June 30, 2011, the caps are based on the three-month LIBOR contract and reimburse the Company for the difference when three-month LIBOR exceeds six percent. The carrying value of the caps, are adjusted to fair value. For the six months ended June 30, 2010 and 2011, the Company recorded unfavorable fair value adjustments of $842 and $172, respectively as increases in interest expense.

Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of future tax rate changes are recognized in the period when the enactment of new rates occurs.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, it is more likely than not that, the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

The Company files U.S. federal and various state income tax returns. The Company is generally no longer subject to U.S. federal or state and local income tax examinations by taxing authorities before 2007, with the exception of Texas, which is 2006.

The Internal Revenue Service (“IRS”) concluded an examination of the Company’s 2007 and 2008 tax returns in early 2010. The amount assessed by the IRS was not material to the consolidated financial statements.

Earnings per share: Earnings per share have been computed based on the weighted-average number of common shares outstanding during each year presented. Common shares issuable upon the exercise of the stock-based compensation, which are computed using the treasury stock method, are included in the computation of diluted earnings per share.

Government regulation: The Company is subject to various state and federal laws and regulations, which, among other things, impose limits on interest rates, other charges, and insurance premiums and require licensing and qualifications.

Congress recently passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. Among other provisions, the bill created the Consumer Financial Protection Bureau (“CFPB”). The CFPB has the authority to promulgate regulations that could affect the Company’s business. The CFPB has not issued any regulations to date and the Company is not aware of any pending regulations that might affect its business.

Subsequent events: The Company has evaluated its subsequent events (events occurring after June 30, 2011) through August 23, 2011, which represents the date the financial statements were issued.

Disclosure about fair value of financial instruments: The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Finance receivables: Finance receivables are originated either at prevailing market rates or at statutory limits. The Company’s loan portfolio turns approximately 1.2 times per year from cash payments and renewal of loans. Management believes that the carrying value approximates the fair value of its loan portfolio.

Interest rate caps: The fair value of the interest rate caps is the estimated amount the Company would receive to terminate the cap agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities.

Debt: The Company refinanced its senior revolving credit facility in August 2010 and as a result of the refinancing believes that the fair value of this variable rate debt approximates its carrying value at December 31, 2010 and June 30, 2011. The Company also refinanced its mezzanine debt in August 2010 and estimates that the fixed interest rate on the mezzanine debt exceeds the estimated market interest rate for similar debt, resulting in a fair value in excess of the carrying amount. The Company also considered its creditworthiness in its determination of fair value.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

The estimated carrying and fair values of the Company’s financial instruments as of December 31, 2010 and June 30, 2011 are as follows:

	DECEMBER 31, 2010		JUNE 30, 2011
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
			(Unaudited)

Cash	$856	$856	$2,974	$2,974
Restricted cash	888	888	888	888
Net finance receivables	229,246	229,246	241,200	241,200
Interest rate caps	280	280	108	108
Debt:
Senior revolving credit facility	163,301	163,301	172,467	172,467
Mezzanine	25,814	26,697	25,814	26,584
Other	466	466	500	500

The Company follows the provisions of ASC 820-10. ASC 820-10 applies to all assets and liabilities that are being measured and reported on a fair value basis. ASC 820-10 requires disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to ASC 820-10. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The table below presents the balances of assets measured at fair value on a recurring basis by level within the hierarchy:

INTEREST RATE CAPS (INCLUDED IN OTHER ASSETS)
QUOTED
PRICES IN
		ACTIVE	SIGNIFICANT
		MARKETS FOR	OTHER	SIGNIFICANT
		IDENTICAL	OBSERVABLE	UNOBSERVABLE
		ASSETS	INPUTS	INPUTS
	TOTAL	(LEVEL 1)	(LEVEL 2)	(LEVEL 3)

December 31, 2010	$280	$—	$280	$—
June 30, 2011(unaudited)	108	—	108	—

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

The following methods and assumptions were used to estimate the fair value of each asset subject to ASC 820-10 for which it is carried at fair value on a nonrecurring basis:

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets carried on the balance sheet by level within the hierarchy as of December 31, 2010 and June 30, 2011 for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2010 and the six months ended June 30, 2011:

REPOSSESSED ASSETS
QUOTED
PRICES IN
ACTIVE
		MARKETS	SIGNIFICANT
		FOR	OTHER	SIGNIFICANT
		IDENTICAL	OBSERVABLE	UNOBSERVABLE
		ASSETS	INPUTS	INPUTS	TOTAL
	TOTAL	(LEVEL 1)	(LEVEL 2)	(LEVEL 3)	LOSSES

December 31, 2010	$296	$—	$—	$296	$218
June 30, 2011(unaudited)	321	—	—	321	218

Accounting pronouncements issued and adopted: In July 2010, the FASB issued Accounting Standards Update (ASU) 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 requires more robust and disaggregated disclosures about the credit quality of financing receivables and allowances for credit losses, including disclosure about credit quality indicators, past due information and modifications of finance receivables. The disclosures required as of the end of a reporting period and certain items related to activity during the year were adopted in 2010, which significantly expanded the existing disclosure requirements, but did not have any impact on the Company’s consolidated financial position, results of operations, or cash flows. The remaining amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010 and were adopted January 1, 2011 and did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Accounting pronouncements issued, not yet adopted: In October 2010, the FASB issued ASU 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. ASU 2010-26 modifies the definitions of the type of costs incurred by insurance entities that can be capitalized in the successful acquisition of new and renewal contracts. ASU 2010-26 requires incremental direct costs of successful contract acquisition as well as certain costs related to underwriting, policy issuance and processing, medical and inspection and sales force contract selling for successful contract acquisition to be capitalized. These incremental direct costs and other costs are those that are essential to the contract transaction and would not have been incurred had the contract transaction not occurred. This guidance is effective for the Company for the year beginning January 1, 2012 and may be applied prospectively or retrospectively. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial position, results of operations, cash flows, or disclosures.

In April 2011, the FASB issued ASU 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The ASU clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

meet the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. This ASU is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial position, results of operations, cash flows or disclosures.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement, which aligns disclosures related to fair value between U.S. GAAP and International Financial Reporting Standards. The ASU includes changes to the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and changes to the disclosure of information about fair value measurements. More specifically, the changes clarify the intent of the FASB regarding the application of existing fair value measurements and disclosures as well as changing some particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This ASU is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

Note 3. Finance Receivables, Credit Quality Information, and Allowance for Loan Losses

Finance receivables at December 31, 2010 and June 30, 2011 consisted of the following:

	DECEMBER 31, 2010	JUNE 30, 2011
		(Unaudited)

Small installment loans	$117,599	$105,441
Large installment loans	33,653	34,186
Automobile purchase loans	93,232	114,739
Furniture and appliance purchase loans	2,762	4,834

Finance receivables	$247,246	$259,200

Changes in the allowance for loan losses for the six months ended June 30, 2010 and 2011:

	SIX MONTHS ENDED
	JUNE 30,
	2010	2011
	(Unaudited)

Balance at beginning of period	$18,441	$18,000
Provision for loan losses	7,557	7,325
Finance receivables charged off	(8,576)	(7,616)
Recoveries	203	291

Balance at end of period	$17,625	$18,000

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

The following is a reconciliation of the allowance for loan losses by portfolio segment for the year ended December 31, 2010 and the six months ended June 30, 2011:

							ALLOWANCE AS
							PERCENTAGE
						LOAN	OF FINANCE
	BALANCE				BALANCE	BALANCE	RECEIVABLES
	JANUARY 1,		CHARGE-		DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
	2010	PROVISION	OFFS	RECOVERIES	2010	2010	2010

Small installment loans	$8,083	$10,664	$(10,068)	$295	$8,974	$117,599	7.6%
Large installment loans	2,719	2,780	(2,588)	61	2,972	33,653	8.8%
Automobile purchase loans	7,629	2,915	(4,738)	103	5,909	93,232	6.3%
Furniture and appliance purchase loans	10	209	(75)	1	145	2,762	5.2%

Total	$18,441	$16,568	$(17,469)	$460	$18,000	$247,246	7.3%

							ALLOWANCE AS
							PERCENTAGE
						FINANCE	OF FINANCE
	BALANCE				BALANCE	RECEIVABLES	RECEIVABLES
	JANUARY 1,		CHARGE-		JUNE 30,	JUNE 30,	JUNE 30,
	2011	PROVISION	OFFS	RECOVERIES	2011	2011	2011

Small installment loans	$8,974	$2,924	$(4,826)	$209	$7,281	$105,441	6.9%
Large installment loans	2,972	607	(997)	33	2,615	34,186	7.6%
Automobile purchase loans	5,909	3,566	(1,723)	48	7,800	114,739	6.8%
Furniture and appliance purchase loans	145	228	(70)	1	304	4,834	6.3%

Total	$18,000	$7,325	$(7,616)	$291	$18,000	$259,200	6.9%

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

Following is a summary of the finance receivables associated with customers in bankruptcy as of December 31, 2010 and June 30, 2011:

	FINANCE	FINANCE
	RECEIVABLES IN	RECEIVABLES IN
	BANKRUPTCY	BANKRUPTCY
	AS OF DECEMBER 31,	AS OF JUNE 30,
	2010	2011
		(Unaudited)

Small installment loans	$353	$326
Large installment loans	559	550
Automobile purchase loans	1,715	1,773
Furniture and appliance purchase loans	35	22

Total	$2,662	$2,671

The following is an assessment of the credit quality of finance receivables at December 31, 2010 and June 30, 2011. The contractual delinquency of the finance receivable portfolio by portfolio segment at December 31, 2010 and June 30, 2011 was:

	DECEMBER 31, 2010
							FURNITURE
							AND
	SMALL		LARGE				APPLIANCE
	INSTALLMENT		INSTALLMENT		AUTOMOBILE		PURCHASE
	LOANS		LOANS		PURCHASE LOANS		LOANS		TOTAL
	$	%	$	%	$	%	$	%	$	%

Current accounts	$90,455	76.9%	$22,969	68.3%	$67,751	72.7%	$2,299	83.2%	$183,474	74.2%
1 to 29 days	18,387	15.7%	7,424	22.0%	20,363	21.8%	342	12.4%	46,516	18.8%
Delinquency:
30 to 59 days	3,269	2.8%	1,486	4.4%	2,816	3.0%	40	1.5%	7,611	3.1%
60 to 89 days	1,986	1.6%	762	2.3%	1,113	1.2%	31	1.1%	3,892	1.6%
90 days and over	3,502	3.0%	1,012	3.0%	1,189	1.3%	50	1.8%	5,753	2.3%

Total delinquency	8,757	7.4%	3,260	9.7%	5,118	5.5%	121	4.4%	17,256	7.0%

Finance receivables	$117,599	100.0%	$33,653	100.0%	$93,232	100.0%	$2,762	100.0%	$247,246	100.0%

Finance receivables in nonaccrual status	$3,502	3.0%	$1,012	3.0%	$1,189	1.3%	$50	1.8%	$5,753	2.3%

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

	JUNE 30, 2011
							FURNITURE AND
	SMALL		LARGE				APPLIANCE
	INSTALLMENT		INSTALLMENT		AUTOMOBILE		PURCHASE
	LOANS		LOANS		PURCHASE LOANS		LOANS		TOTAL
	$	%	$	%	$	%	$	%	$	%
	(Unaudited)

Current accounts	$77,298	73.3%	$23,959	70.1%	$85,864	74.8%	$4,128	85.4%	$191,249	73.8%
1 to 29 days	20,007	19.0%	7,502	21.9%	23,963	20.9%	564	11.7%	52,036	20.1%
Delinquency:
30 to 59 days	3,307	3.1%	1,309	3.8%	3,055	2.7%	59	1.2%	7,730	3.0%
60 to 89 days	1,814	1.7%	560	1.7%	899	0.8%	30	0.6%	3,303	1.2%
90 days and over	3,015	2.9%	856	2.5%	958	0.8%	53	1.1%	4,882	1.9%

Total delinquency	$8,136	7.7%	$2,725	8.0%	$4,912	4.3%	$142	2.9%	$15,915	6.1%

Finance receivables	$105,441	100.0%	$34,186	100.0%	$114,739	100.0%	$4,834	100.0%	$259,200	100.0%

Finance receivables in nonaccrual status	$3,015	2.9%	$856	2.6%	$958	0.8%	$53	1.1%	$4,882	1.9%

Following is a summary of finance receivables evaluated for impairment at June 30, 2010 and June 30, 2011:

	JUNE 30, 2010	JUNE 30, 2011

Finance receivables evaluated for impairment
Accounts 180 or more days past due, excluding accounts of customers in bankruptcy	$1,635	$988
Customers in Chapter 13 bankruptcy	2,840	2,671

Total impaired accounts specifically evaluated	$4,475	$3,659
Finance receivables evaluated collectively	204,694	255,541

Finance receivables outstanding	$209,169	$259,200

	JUNE 30, 2010	JUNE 30, 2011

Total impaired accounts specifically evaluated	$4,475	$3,659

Amount of the specific reserve for impaired accounts	2,891	1,947

Substantially all the Company’s finance receivables are pledged to the senior revolving credit facility and to the mezzanine debt.

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

Note 5. Debt

The Company’s senior revolving credit facility and mezzanine debt contain restrictive covenants including maintenance of a specified interest coverage ratio, restrictions on distributions, limitations on additional borrowings, debt ratio, maintenance of a minimum allowance for loan losses, and certain other restrictions. At June 30, 2011, the Company was in compliance with all debt covenants. Substantially all the Company’s finance receivables are pledged to the senior revolving credit facility and secondarily to the mezzanine debt.

Note 6. Temporary Equity

The shareholders agreement between the Company, Regional Holdings LLC, the sponsors and the individual owners provides that the individual owners have the right to put their stock back to the Company if an initial public offering does not occur within five years of the acquisition date, March 21, 2007. The put option is exercisable for 90 days following March 21, 2012. The purchase price of the stock is the then fair value, and the option is subject to contingencies, principally failure to complete an initial public offering and approval of the senior lender. The Company valued this put option at the original purchase price of $12,000. The proposed initial public offering makes it probable that the put option will not become exercisable. There are 2,196,877 shares owned by the individual owners.

Note 7. Income Taxes

Regional Management Corp. and its subsidiaries file a consolidated federal income tax return. The Company files consolidated or separate state income tax returns as permitted by individual states in which it operates.

Note 8. Stock Based Compensation

There were no options to purchase common stock granted, forfeited, or exercised during the six months ended June 30, 2011.

Note 9. Earnings Per Share

The following schedule reconciles the computation of basic and diluted earnings per share for the six months ended June 30, 2010 and 2011:

	2010
	NET INCOME	SHARES	PER SHARE
	(Unaudited)

Basic earnings per share
Income available to common stockholders	$8,110	9,336,727	$0.87

Effect of dilutive securities
Options to purchase common stock	—	294,489

Diluted earnings per share
Income available to common stockholders plus assumed exercise of options to purchase common stock	$8,110	9,631,216	$0.84

REGIONAL MANAGEMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(Dollars in thousands, except per share information)
(Unaudited)

	2011
	NET INCOME	SHARES	PER SHARE
	(Unaudited)

Basic earnings per share
Income available to common stockholders	$9,655	9,336,727	$1.03

Effect of dilutive securities
Options to purchase common stock	—	251,176

Diluted earnings per share
Income available to common stockholders plus assumed exercise of options to purchase common stock	$9,655	9,587,903	$1.01

Note 10. Related Party Transactions

The Company is majority owned by two sponsors. Following is a summary of transactions during the six months ended June 30, 2010 and 2011 with the sponsors and the individual owners who retain an interest in the Company.

	INDIVIDUAL
	OWNERS	SPONSORS

2010 (unaudited)
Consulting and advisory fees expense	$225	$391
2011 (unaudited)
Interest paid on mezzanine debt	383	1,596
Consulting and advisory fees expense	225	392

Note 11. Commitments and Contingencies

The Company is a defendant in various pending or threatened lawsuits. These matters are subject to various legal proceedings in the ordinary course of business. Each of these matters is subject to various uncertainties and some of them may have an unfavorable outcome to the Company. The Company has established accruals for the matters that are probable and reasonably estimable. The Company is not party to any legal proceedings that management believes would have a materially adverse effect on the Company’s consolidated financial statements.

Note 12. Restricted Assets

RMC Reinsurance, Ltd. is a wholly-owned life insurance subsidiary of the Company. RMC Reinsurance is required to maintain cash reserves against life insurance policies ceded to it, as determined by the ceding company. In 2009, the Company purchased a letter of credit for $888 in favor of the ceding company. The letter of credit is secured by a cash deposit of $888. The cash securing the letter of credit in 2010 and 2011 and the required reserves are presented as restricted cash in the other asset category in the accompanying balance sheets, which totaled $888 at December 31, 2010 and June 30, 2011.

"Your Hometown Credit Source"

Regional
LOANS
LOANS
864-670-9450

“Your Hometown Credit Source”

           Shares

Common Stock

PRELIMINARY PROSPECTUS

Jefferies
Stephens Inc.

JMP Securities
BMO Capital Markets

          , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the shares of common stock being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the New York Stock Exchange.

Filing Fee – Securities and Exchange Commission	$11,610
Fee – Financial Industry Regulatory Authority, Inc.	10,500
Listing Fee – New York Stock Exchange	*
Fees and Expenses of Counsel	*
Printing Expenses	*
Fees and Expenses of Accountants	*
Miscellaneous Expenses	*

Total	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibit Index

1.1		Form of Underwriting Agreement*
3.1		Form of Amended and Restated Certificate of Incorporation of the Registrant**
3.2		Form of Amended and Restated Bylaws of the Registrant**
5.1		Form of Opinion of Simpson Thacher & Bartlett LLP regarding validity of the shares of common stock registered
10.1		Form of Amended and Restated Shareholders Agreement**
10	.2.1	Third Amended and Restated Loan and Security Agreement, dated as of March 21, 2007, among the lenders named therein, Bank of America, N.A., as the agent, and the Registrant, Regional Finance Corporation of South Carolina, Regional Finance Corporation of Georgia, Regional Finance Corporation of Texas, Regional Finance Corporation of North Carolina, Regional Finance Corporation of Alabama, Regional Finance Corporation of Tennessee and R.M.C. Financial Services Corp., as borrowers; Amendment No. 1, dated as of June 29, 2007; Consent and Amendment No. 2, dated as of November 21, 2007; Amendment No. 3, dated as of May 27, 2008; Joinder and Amendment No. 4, dated as of July 28, 2008; and Extension and Amendment No. 5, dated as of August 25, 2010**
10	.2.2	Form of Fourth Amended and Restated Loan and Security Agreement, among the lenders named therein, Bank of America, N.A., as the agent, and the Registrant, Regional Finance Corporation of South Carolina, Regional Finance Corporation of Georgia, Regional Finance Corporation of Texas, Regional Finance Corporation of North Carolina, Regional Finance Corporation of Alabama, Regional Finance Corporation of Tennessee and R.M.C. Financial Services Corp., as borrowers
10.3		Senior Subordinated Loan and Security Agreement, dated as of August 25, 2010, by and among the lenders named therein, Palladium Capital Management III, L.L.C., as the agent, and the Registrant, Regional Finance Corporation of South Carolina, Regional Finance Corporation of Georgia, Regional Finance Corporation of Texas, Regional Finance Corporation of North Carolina, Regional Finance Corporation of Alabama and Regional Finance Corporation of Tennessee**
10.4		Regional Management Corp. 2007 Management Incentive Plan**
10.5		Form of Regional Management Corp. 2011 Stock Incentive Plan and Forms of Nonqualified Stock Option Agreement**
10.6		Form of Regional Management Corp. Annual Incentive Plan**
10.7		Option Award Agreement with Robert D. Barry, dated as of October 11, 2007**
10.8		Option Award Agreement with Thomas F. Fortin, dated February 26, 2008**
10.9		Option Award Agreement with Robert D. Barry, effective as of April 23, 2008**

10.10	Option Award Agreement with C. Glynn Quattlebaum, dated as of October 11, 2007**
10.11	Employment Agreement, dated as of March 21, 2007, between C. Glynn Quattlebaum and the Registrant; First Amendment, dated as of July 18, 2008; Second Amendment, dated effective as of January 1, 2009; Third Amendment, dated as of April 13, 2010; and Fourth Amendment, dated as of May 17, 2011**
10.12	Employment Agreement, dated as of February 29, 2008, between the Registrant and Thomas F. Fortin; First Amendment to Employment Agreement between the Registrant and Thomas F. Fortin, dated as of July 18, 2008; Second Amendment, dated effective as of January 1, 2009; Third Amendment, dated as of April 13, 2010; and Fourth Amendment, dated as of May 17, 2011**
10.13	Letter agreement, dated as of July 1, 2008, between the Registrant and Robert D. Barry; the letter agreement, dated as of April 13, 2010; and the letter agreement, dated as of May 17, 2011**
21.1	Subsidiaries of the Registrant**
23.1	Consent of McGladrey & Pullen, LLP
23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*
23.3	Consent of Roel C. Campos to be named as a director nominee**
23.4	Consent of Alvaro G. de Molina to be named as a director nominee**
23.5	Consent of Thomas F. Fortin to be named as a director nominee**
23.6	Consent of Carlos Palomares to be named as a director nominee**
24.1	Power of Attorney (included on signature page to this Registration Statement)**

*	To be filed by amendment.

**	Previously filed.

(b)	Financial Statement Schedule
None. Financial statement schedules have been omitted since the required information is included in our consolidated financial statements contained elsewhere in this registration statement.

ITEM 17. Undertakings.

(1)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3)	The undersigned Registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenville, South Carolina, on the 23rd day of August, 2011.

Regional Management Corp.

By:	/s/ Thomas F. Fortin
Name:    Thomas F. Fortin

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 23rd day of August, 2011.

Signature	Title

* David Perez	Chairman of the Board of Directors

* Richard T. Dell’Aquila	Director

* Richard A. Godley	Director

* Jared L. Johnson	Director

* Erik A. Scott	Director

/s/ Thomas F. Fortin Thomas F. Fortin	Chief Executive Officer (principal executive officer)

* Robert D. Barry	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)

*By:	/s/ Thomas F. Fortin
Name: Thomas F. Fortin
Title:   Attorney in Fact

II-4